As filed with the Securities and Exchange Commission on October 25, 2024

Securities Act File No. 333-268702
Investment Company Act File No. 811-22725
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________
Form N-2
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO.
☒ POST-EFFECTIVE AMENDMENT NO. 3
and/or
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ AMENDMENT NO. 74
_________________________________
Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in the Charter)
_________________________________
10 East 40th Street, 42nd Floor
New York, NY 10016
(Address of Principal Executive Offices)
(212) 448-0702
(Registrant’s Telephone Number, Including Area Code)
M. Grier Eliasek
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)
COPIES TO:
Cynthia R. Beyea, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006
Tel: (202) 261-3300
_________________________________

Approximate date of commencement of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
Maximum Offering of 35,121,591 Shares
    We are an externally managed, diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended. Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, which we collectively refer to as “Senior Secured Loans,” with an emphasis on current income. These investments, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. Our investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior notice. We may invest in Senior Secured Loans directly or in any security issued by a CLO to implement our investment objective but have invested primarily in the equity and junior debt tranches of a type of such pools known as Collateralized Loan Obligations, or “CLOs.” We refer to such investments, together with direct investments in Senior Secured Loans, collectively as “Target Securities.” Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is diverse by Senior Secured Loan, borrower, and industry, with limitations on non-U.S. borrowers.
We have elected to be treated for U.S. federal income tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by Priority Senior Secured Income Management, LLC, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission and is an affiliate of ours. Priority Senior Secured Income Management, LLC oversees the management of our activities and is responsible for making investment decisions for our portfolio. Our administrator, Prospect Administration LLC, provides administration services necessary for us to operate.
Through Preferred Capital Securities, LLC, or the “Dealer Manager,” the Dealer Manager for this offering, we are offering up to 35,121,591 shares of our common stock, or our “shares,” in this offering at an offering price equal to our net asset value, or “NAV,” per share, as of the effective date of the monthly share purchase date, plus selling commissions and dealer manager fees. The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000 of our shares. The Dealer Manager authorizes one or more other broker-dealers that are members of FINRA to sell our shares. See “Plan of Distribution” in this prospectus.
We are offering our shares on a continuous basis at an offering price equal to our NAV per share, as of the effective date of the monthly share purchase date, plus selling commissions and dealer manager fees. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares.

We sell our shares of common stock with differing up-front sales loads. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as our “Class R Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as our “Class RIA Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, or (5) to other institutional investors are charged no selling commissions or dealer manager fees and are referred to as our “Class I Shares.” For example, you will pay (i) selling commissions of up to 6.0% and dealer manager fees of up to 0.75% for the purchase of our Class R shares, (ii) dealer manager fees of up to 0.75%, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. We are offering to sell any combination of our shares, with an aggregate number of shares up to the maximum offering of shares. In no event will the aggregate selling commissions and dealer manager fees exceed 6.75% of the gross offering proceeds received in this offering. Regardless of the sales load paid, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. The minimum permitted purchase is $1,000. Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.
Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.
We commenced the initial public offering of our shares in 2013. Since that time, we have filed new registration statements and post-effective amendments that have allowed us to continue the offering of our shares. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million.

    Investing in our shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 43 to read about the risks you should consider before buying our shares, including the risk of leverage.

•Our shares will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.
•If you are able to sell your shares, you will likely receive less than your purchase price.
•Our shares are not currently listed on any securities exchange, and we do not expect a secondary market in the shares to develop in the foreseeable future, if ever.
•To offer liquidity to our shareholders, we have initiated, but are not obligated to continue, a share repurchase program. We intend to limit the number of shares to be repurchased in any calendar quarter to up to 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year. We may determine in the future to conduct any future repurchase offers more or less frequently than on a quarterly basis as well as for a greater or lesser amount of our shares than currently expected, and we may suspend or terminate the share repurchase program at any time. We expect to offer to repurchase such shares at a price equal to the then current net asset value per share of our common stock. You will have no right to require us to repurchase your shares or any portion thereof. See “Share Repurchase Program.”
•You should consider that you may not have access to the money you invest until we complete a liquidity event. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there is no assurance that we will complete a liquidity event at all. Accordingly, there is significant uncertainty as to the timing when you may be able to sell your shares and receive proceeds.
•An investment in our shares is not suitable for investors that require short-term liquidity. See “Liquidity Strategy.”
•Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.
•Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
_______________________________________________________________________________

Purchasers of our shares are subject to dilution as a result of expenses we will incur in connection with this offering. In addition, we intend to continue to issue shares, which subjects your ownership percentage in us to further dilution. See “Risk Factors-Risks Related to an Investment in Our Shares-Investors in this offering will incur dilution” and “-Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.”
This prospectus contains important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We have filed with the SEC a statement of additional information, or “SAI,” dated as of the date of this prospectus, as may be amended from time to time, containing additional information about us. The SAI is incorporated by reference in its entirety into this prospectus. See “Available Information” for a listing of the contents of the SAI. We will also file annual and semi-annual reports, proxy statements and other information about us with the Securities and Exchange Commission, or the “SEC.” This information and the SAI will be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink). The information on our website is not incorporated by reference in the prospectus, and you should not consider it part of this prospectus. The SEC also maintains a website at www.sec.gov that contains the SAI, and any amendments thereto, and other information regarding us.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Maximum
Price to Public(1)	$11.25	$395,117,899
Sales Load(2)	$0.76	$26,692,409
Proceeds to the Registrant and Other Persons(3)	$10.49	$368,425,490
(1)We are offering our shares on a continuous basis at an offering price equal to our NAV per share, as of the effective date of the monthly share purchase date, plus selling commissions and dealer manager fees. The "Price to Public" amount in the table above is based on our NAV per share as of September 30, 2024.
(2)This table assumes that all shares sold in this offering are Class R shares that incur a full sales load. The sales load includes 6.0% of selling commissions and 0.75% of dealer manager fees. The “dealer manager fee” may be used to pay the Dealer Manager’s wholesalers for commissions and non-transaction based compensation and may be reallowed by the Dealer Manager to participating broker-dealers for assistance in selling and marketing our shares. Under certain circumstances, as described in this prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. See “Plan of Distribution.”
(3)Before expenses incurred in connection with the offering and distribution of the shares offered hereby. We estimate that we will incur approximately $3,951,179 of additional expenses if the maximum number of shares is sold.
Because you will pay a sales load of up to 6.75% and estimated offering expenses of up to 1%, if you invest $112.50 in our shares and pay the full sales load, $103.78 of your investment will actually be used by us for investments. All offering expenses that would be characterized as underwriting compensation under FINRA Rule 5110 cannot, when added to the selling commission and the dealer manager fee, exceed the greater of 8% of gross offering proceeds or the maximum allowed under FINRA Rule 5110. As a result, based on the current offering price of $11.25, you would have to experience a total return on your investment of 8.40% in order to recover these expenses. See “Use of Proceeds.”
The date of this prospectus is October 25, 2024.
_______________________________________________________________________________
Preferred Capital Securities, LLC

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares, including, to the extent permitted under the rules and regulations of the SEC, by filing an amendment to the prospectus with the SEC if our net asset value declines more than 10% from our net asset value as of the effective date of this registration statement.
Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”
You should rely only on the information contained in this prospectus. Neither we nor the Dealer Manager have authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our shares. Our business, financial condition and results of operations may have changed since the date of this prospectus. If there is a material change in the affairs of our company, we will amend or supplement this prospectus.

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PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our shares.
Unless otherwise noted, the terms “we,” “us,” “our,” and the “Company” refer to Priority Income Fund, Inc.; the term the “Adviser” refers to Priority Senior Secured Income Management, LLC; the term “Prospect Capital Management” refers to Prospect Capital Management L.P.; the term “Dealer Manager” refers to Preferred Capital Securities, LLC; and the terms “Prospect Administration” and the “Administrator” refer to Prospect Administration LLC. In addition, in this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.
Unless otherwise specified, this prospectus assumes that each investor will purchase Class R shares and that such purchase will incur a full sales load.
Priority Income Fund, Inc.
We are an externally managed, diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act. As such, we are required to comply with certain regulatory requirements. See “Regulation” in the statement of additional information, or SAI. We are managed by Priority Senior Secured Income Management, LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of our activities and is responsible for making investment decisions for our portfolio. We have elected to be treated for U.S. federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, which we collectively refer to as “Senior Secured Loans,” with an emphasis on current income. These investments, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. Our investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior notice. We may invest in Senior Secured Loans directly or in any security issued by a CLO to implement our investment objective but have invested primarily in the equity and junior debt tranches of a type of such pools known as Collateralized Loan Obligations, or “CLOs.” We refer to such investments, together with direct investments in Senior Secured Loans, collectively as “Target Securities.” Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is broadly assorted across different Senior Secured Loans, borrowers, and industries, with limitations on non-U.S. borrowers. The typical underlying borrowers for Senior Secured Loans are U.S.-based privately-held and publicly-held companies across a wide range of industries and sectors.
Our Adviser manages our investments and its affiliate, Prospect Administration, provides the administrative services necessary for us to operate.
Status of Our Ongoing Public Offering
Since commencing our initial public offering and through October 24, 2024, we had sold 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million. The following table summarizes the sales of our common stock on a quarterly basis since we formally commenced investment operations in January 2014. Dollar amounts are presented in thousands, except per share data:

Quarter Ended	Shares Sold	Average Price per Share	Gross Proceeds
Fiscal 2014	681,772	$14.65	$9,987

Fiscal 2015	4,326,239	$14.94	64,645

Fiscal 2016	7,271,509	$14.98	108,926

Fiscal 2017	6,614,396	$16.00	105,828

Fiscal 2018	4,822,552	$15.86	76,498

Fiscal 2019	3,377,378	$15.14	51,120

Fiscal 2020	2,059,226	$13.98	28,785

Fiscal 2021	3,932,267	$12.11	47,608

Fiscal 2022	7,752,485	$13.41	103,969

Fiscal 2023	12,083,327	$12.24	147,938

Fiscal 2024	8,911,139	$11.74	104,616

Fiscal 2025
September 30, 2024	2,383,153	$11.17	26,608
December 31, 2024 (through October 24, 2024)	662,966	$10.86	7,201
Total Fiscal 2025	3,046,119	$11.10	33,809

Total	64,878,409	$13.62	$883,729

About Our Adviser
We are managed by Priority Senior Secured Income Management, LLC pursuant to an Investment Advisory Agreement, or the “Investment Advisory Agreement.” Our Adviser is owned 50% by Prospect Capital Management, an asset management firm and registered investment adviser under the Advisers Act, and 50% by Stratera Holdings, LLC. Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals from the investment and operations team of Prospect Capital Management and Prospect Administration. These individuals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Prospect Capital Management also manages Prospect Capital Corporation, a business development company traded on the NASDAQ Global Select Market. See “Risk Factors-Risks Related to Our Adviser and Its Affiliates.” Prospect Capital Corporation had total assets of approximately $7.9 billion as of June 30, 2024. Our Adviser’s professionals also manage Prospect Floating Rate and Alternative Income Fund, Inc., or “PFLOAT,” which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. As of June 30, 2024, PFLOAT had total assets of approximately $77.2 million.
Our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments, and managing and investing in CLOs, including the equity and junior debt tranches of CLOs, and Target Securities. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly registered investment companies. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management and Prospect Administration and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team. See “Investment Objective and Strategy-About Our Adviser.” We believe that this depth of experience and disciplined investment approach will help our Adviser to successfully execute our investment strategy. See “Management” and “Portfolio Management” for biographical information regarding our Adviser’s professionals.

All investment decisions will be made by our Adviser’s professionals. Our Board of Directors, including a majority of independent directors, will oversee and monitor our investment performance and relationship with our Adviser. See “Investment Advisory Agreement.”
Risk Factors
An investment in our shares involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in our shares. The following are some of the risks an investment in us involves:
Risks Related to Our Business and Structure
•Our Board of Directors may change our investment objective by providing our stockholders with 60 days prior notice, or may modify or waive our current operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
•The SEC staff could modify its position on certain non-traditional investments, including investments in CLOs.
•Price declines in the markets for Target Securities, especially equity and junior tranches of CLOs and Senior Secured Loans, may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.
•Economic recessions or downturns could impair our portfolio investments and adversely affect our operating results.
•Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
•Political, social and economic uncertainty creates and exacerbates risk.
•Inflation can adversely impact our cost of capital and the value of our portfolio investments.
•Any public health emergency, or any outbreak of existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.
•Legislative or other actions relating to taxes could have a negative effect on us.
•Interest rate fluctuations may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.
•Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed.
•Because our business model depends to a significant extent upon relationships with investment banks, commercial banks and CLO collateral managers, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
•We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
•A significant portion of our investment portfolio will be recorded at fair value as determined in good faith pursuant to our valuation procedures and, as a result, there will be uncertainty as to the value of our investments.
•There is a risk that investors in our shares may not receive distributions and that our distributions may not grow over time.
•The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.
•Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect us.
•Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
•The application of the risk retention rules under U.S. and EU law to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.
•We may experience fluctuations in our quarterly results.
•Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.
•Our ability to enter into transactions with our affiliates will be restricted.
•We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.
•If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and our ability to continue the offering.
•We may experience cyber-security incidents and are subject to cyber-security risks. The failure in cyber-security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.

•We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Risks Related to an Investment in Our Shares
•Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated.
•The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.
•We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.
•The Dealer Manager in our continuous offering has limited experience selling shares on behalf of a registered closed-end management investment company and may be unable to sell a sufficient number shares for us to achieve our investment objective.
•Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of the Dealer Manager to successfully establish, operate and maintain a network of broker-dealers.
•We intend to offer to repurchase a limited number of shares on a quarterly basis, though we are under no obligation to do so. As a result you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.
•The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
•We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.
•Investors in this offering will incur dilution.
•Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.
•Certain provisions of our charter and bylaws could deter takeover attempts and have an adverse impact on the value of our shares.
•We have entered into a royalty-free license to use the name “Priority Income Fund, Inc.” which may be terminated if our Adviser is no longer our investment adviser.

Risks Related to Our Adviser and Its Affiliates
•Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.
•We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
•The recognition of income in connection with investments that we purchase with original issue discount may result in the payment of an incentive fee to our Adviser without a corresponding receipt of cash income.
•Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.
•We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.
•Our incentive fee may induce our Adviser to make speculative investments.

Risks Related to Our Investments
•Investing in Senior Secured Loans indirectly through CLO securities involves particular risks.
•Our investments in CLO securities and other structured finance securities involve certain risks.
•Our investments in the primary CLO market involve certain additional risks.
•Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.
•CLOs typically will have no significant assets other than their underlying Senior Secured Loans; payments on CLO investments are and will be payable solely from the cashflows from such Senior Secured Loans.
•The Senior Loan portfolios of the CLO vehicles in which we invest may be concentrated in a limited number of industries or borrowers, which may subject those vehicles, and in turn us, to a risk of significant loss if there is a downturn in a particular industry in which a number of a CLO vehicle’s investments are concentrated.
•Failure to maintain adequate diversification of underlying obligors across the CLOs in which we invest would make us more vulnerable to defaults.
•Our CLO investments are exposed to leveraged credit risk.
•Changes in credit spreads may adversely affect our profitability and result in realized and unrealized depreciation on our investments.
•There is the potential for interruption and deferral of cashflow.
•Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

•Our investments in Target Securities may be illiquid.
•We may invest in assets with no or limited performance or operating history.
•We are exposed to underlying borrower fraud through the Target Securities held in our portfolio.
•The payment of underlying portfolio manager fees and other charges could adversely impact our returns.
•The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of Senior Secured Loans may adversely affect us.
•Our investments are subject to prepayments and calls, increasing re-investment risk.
•We will have limited control of the administration and amendment of Senior Secured Loans owned by the CLOs in which we invest.
•We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.
•We will have limited control of the administration and amendment of any CLO in which we invest.
•Senior Secured Loans of CLOs may be sold and replaced resulting in a loss to us.
•Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.
•Non-investment grade or “junk” debt involves a greater risk of default and higher price volatility than investment grade debt.
•Our investments in CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receive cash distributions related to such income.
•The Collateralized Securities in which we invest may be subject to withholding tax if they fail to comply with certain reporting requirements.
•To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Risks Related to our Capital Structure and Leverage
•Our borrowings, including the Preferred Stock, expose us to additional risks, including the typical risks associated with leverage and could adversely affect our business, financial condition and results of operations.
•Our borrowings and preferred stock may increase the potential for loss on amounts invested in us and, therefore, the risk of investing in us.
•Changes in interest rates may affect our cost of capital and net investment income.
•Holders of any preferred stock we issue have the right to elect members of our Board of Directors and class voting rights on certain matters.

U.S. Federal Income Tax Risks
•We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
•We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
•If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.
•We may in the future choose to pay dividends in part in our own stock, in which case you may be required to pay tax in excess of the cash you receive.
See “Risk Factors” beginning on page 43 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.
Investment Strategy
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in Senior Secured Loans, with an emphasis on current income. Our investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior notice. We may invest in Senior Secured Loans directly or in any security issued by a CLO to implement our investment objective but have invested primarily by directly purchasing (either in the primary or secondary markets) the equity and junior debt tranches of CLOs. Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is broadly assorted across different Senior Secured Loans, borrowers, and industries, with limitations on non-U.S. borrowers.
The CLOs in which we invest typically will be issued by special purpose vehicles and will be predominantly collateralized against pools of Senior Secured Loans. Such Senior Secured Loans typically will be BB or B rated (non-

investment grade or “junk”) and in limited circumstances, unrated, Senior Secured Loans originated in the U.S., with a first lien on the borrower’s assets. We invest in new issue transactions in the primary market and transactions in the secondary market.
We will identify potential investments using our Adviser’s market knowledge, experience and industry relationships. Our Adviser’s relationships with CLO collateral managers, underwriters and trading desks will be used to source transactions. In determining when to sell an investment, our Adviser will consider the following factors: the performance of such investment, the expected performance by evaluating the company if such investment is a Senior Secured Loan or evaluating the pool of Senior Secured Loans if such investment is in a CLO, current market conditions, our capital needs, and other factors.
We seek to invest a majority of our assets in a broad portfolio of cashflow CLOs and have currently invested a majority of our assets in the equity and junior debt tranches of cashflow CLOs. The underlying assets of cashflow CLOs are comprised primarily of Senior Secured Loans. Therefore, there is a direct relationship between the market for Senior Secured Loans and the market for cashflow CLOs in which we will seek to invest. We invest so as to obtain exposure across a relatively broad range of underlying borrowers and credit ratings, sectors, CLO collateral managers, and CLO maturity profiles. We also take into consideration any correlation between different underlying securities. In order to comply with diversification requirements applicable to RICs, with respect to half of our investment portfolio, our interest in any one investment will not exceed 5% of the value of our gross assets, and with respect to the other half of our portfolio, our interest in any one investment will not exceed 25% of the value of our gross assets. By virtue of our investments in cashflow CLOs, which will be predominantly collateralized against pools of Senior Secured Loans, we expect to be broadly invested with respect to credit exposure to any one particular industry or borrower. We do not invest in any CLOs or investment companies managed by our Adviser or its affiliates. See “Material U.S. Federal Income Tax Considerations” for our detailed RIC diversification requirements.
As a stockholder of the Company, you will not be able to directly enforce any rights and remedies in the event of a default of a Senior Secured Loan. In the case of the equity and junior debt tranches of CLO securities owned by the Company, the Company will not be able to directly enforce any rights and remedies in the event of a default of a Senior Secured Loan held by a CLO vehicle.
Our Target Securities, and particularly our investments in the equity and junior debt tranches of CLOs, are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary basis by institutional investors. As a result, we will value these securities monthly at fair value as determined in good faith pursuant to our valuation procedures.
We will be subject to certain regulatory restrictions in making our investments. On January 13, 2020 we received a co-investment exemptive order from the SEC, or the “Order,” which superseded a prior co-investment exemptive order granted on February 10, 2014, granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and PFLOAT, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions-Allocation of Investments” in the statement of additional information.
To seek to enhance our returns to our common stockholders, we may borrow money from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur indebtedness so long as our asset coverage ratio is at least 300% with respect to and after incurring such indebtedness or issue preferred stock so long as our asset coverage ratio is at least 200% with respect to and after issuing such preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. As of June 30, 2024, we had, approximately, $27.4 million of shares of 7.00% Series D Term Preferred Stock due 2029 outstanding, $30.8 million of 6.625% Series F Term Preferred Stock due 2027 outstanding, $36.8 million of 6.250% Series G Term Preferred Stock due 2026 outstanding, $29.9 million of 6.000% Series H Term Preferred Stock due 2026 outstanding, $40.0 million of 6.125% Series I Term Preferred Stock due 2028 outstanding, $39.5 million of 6.000% Series J Term Preferred Stock due 2028 outstanding, $27.5 million of 6.375% Series L Term Preferred Stock due 2029 outstanding, $40.0 million of 7.000% Series K Cumulative Preferred Stock outstanding (collectively, the “Preferred Stock”), $19.5 million under the Facility outstanding and $30 million in aggregate principal amount of our 2035 Notes outstanding and our asset coverage ratio, with respect to the Preferred Stock, the 2035

Notes and the Facility was approximately 303%, 1,966% and 4,990%, respectively. The table below summarizes our asset coverage per unit as of June 30, 2024.

Senior Securities as of June 30, 2024(a)
Senior Securities	Aggregate Amount Outstanding	Asset Coverage per Unit	Involuntary Liquidating Price per Preferred share	Average market value per unit(b)
The Facility	$19,500,000	$49,905	N/A	N/A
2035 Notes	$30,000,000	$19,659	N/A	N/A
Series D Term Preferred Stock Due 2029	$27,351,625	$76	$25.00	$22.93
Series F Term Preferred Stock Due 2027	$30,835,700	$76	$25.00	$23.19
Series G Term Preferred Stock Due 2026	$36,800,000	$76	$25.00	$23.52
Series H Term Preferred Stock Due 2026	$29,900,000	$76	$25.00	$23.03
Series I Term Preferred Stock Due 2028	$40,000,000	$76	$25.00	$22.21
Series J Term Preferred Stock Due 2028	$39,500,000	$76	$25.00	$22.15
Series L Term Preferred Stock Due 2029	$27,500,000	$76	$25.00	$22.46
Series K Cumulative Preferred Stock	$40,000,000	$76	$25.00	$20.72

(a)The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit for the Facility and the 2035 Notes. The asset coverage ratio for a class of senior securities representing stock is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of senior securities which is a stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a per share liquidation preference of $25).

(b)Represents the average daily closing market price per share of each respective series of Preferred Stock for the respective periods listed on NYSE from June 30, 2023 to June 30, 2024.
On March 18, 2020, the Company announced a program for the repurchase of up to $50 million worth of the outstanding shares of the Company’s Preferred Stock in aggregate. The Company may, but is not obligated to, repurchase its outstanding term Preferred Stock in the open market from time to time upon the approval of the Board of Directors. Under the repurchase program, the Company repurchased 18,748 Series A Term Preferred Stock, at an average net price of $18.32 per share, 15,082 Series B Term Preferred Stock, at an average net price of $18.25 per share, 52,901 Series C Term Preferred Stock at an average net price of $18.29 per share, 1,000 Series D Term Preferred Stock, at an average net price of $16.93 per share, 60,684 Series E Term Preferred Stock, at an average net price of $18.84 per share, and 64,652 Series F Term Preferred Stock, at an average net price of $16.99 per share, for the year ended June 30, 2020. In connection with our repurchased Preferred Stock, the Company recognized a realized gain of $1,299,945, net of previously unamortized deferred issuance costs of $190,339. On February 1, 2021, our Board of Directors authorized a program for the repurchase of up to $25 million worth of our outstanding shares of our Preferred Stock in aggregate, pursuant to terms consistent with those of the program announced in March 2020. Under the repurchase program, we repurchased 13,170 shares of our Series A Term Preferred Stock, at an average net price of $25.02 per share, 3,710 shares of our Series C Term Preferred Stock at an average net price of $25.20 per share, 1,942 shares of our Series D Term Preferred Stock, at an average net price of $25.27 per share, 17,642 shares of our Series E Term Preferred Stock, at an average net price of $25.02 per share, and 1,920 Series F Term Preferred Stock, at an average net price of $25.00 per share, from March 1, 2021 through March 5, 2021. In connection with our repurchased Preferred Stock, the Company recognized a realized loss of $20,687, net of previously unamortized deferred issuance costs of $29,957.
    On September 6, 2022, we entered into a secured revolving credit facility (the “Facility”). The aggregate commitment of the Facility is $40 million and is collateralized by our CLO investments. The Facility matures on March 6, 2027 and generally bears interest at the current 1 month SOFR Rate plus 3.25% subject to a SOFR floor of 0.25%. As of October 24, 2024, there was $38.2 million outstanding on the Facility. Additionally, the lender charges a fee on the unused portion of the credit facility equal to 0.375% per annum on the difference between the commitment amount and the average daily funded amount of the Facility. The agreement governing our Facility requires us to comply with certain financial and operational covenants. These covenants include restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets and a minimum total net asset level that we are required to maintain. As of October 24, 2024, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. Accordingly, there are no assurances that we will comply with the covenants in our Facility. Failure to comply with these covenants would result in a default under the Facility that, if we were unable to obtain a waiver from the lenders thereunder, could result in an acceleration of repayments under the Facility and thereby have a material adverse impact on our business, financial condition and results of operations.

    On January 27, 2020, we issued $15 million in aggregate principal amount of notes (the “2035 Notes”) in a private placement to an institutional investor. On March 3, 2022, we completed a further issuance of $15 million of the 2035 Notes in a private placement to the same institutional investor. The 2035 Notes mature on March 1, 2035 and bear interest at a rate of 6.50% per year, payable quarterly on March 31, June 30, September 30 and December 31 of each year. As of October 24, 2024, $30 million in aggregate principal amount of the 2035 Notes remained outstanding.
The use of borrowed funds, such as through the Facility, or the proceeds of notes, such as the 2035 Notes, or the proceeds of preferred stock, such as the Preferred Stock, to make investments has its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our shares. See “Risk Factors-Risks Related to Our Capital Structure and Leverage” for a discussion of the risks inherent to employing leverage.
While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds-instead of managing to quarterly market expectations-and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. To provide our stockholders with limited liquidity, we intend to, but are not obligated to, conduct quarterly repurchase offers pursuant to our share repurchase program. We intend to limit the number of shares to be repurchased in any calendar quarter to up to 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year. We may determine in the future to conduct any future repurchase offers more or less frequently than on a quarterly basis as well as for a greater or lesser amount of our shares than currently expected, and we may suspend or terminate the share repurchase program at any time. We expect to offer to repurchase such shares at a price equal to the then current net asset value per share of our common stock. This will be the only method of liquidity that we offer prior to a liquidity event. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price.
Our shares are not currently listed on an exchange, and we do not expect a public market to develop for them in the foreseeable future, if ever.
We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event at all. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event.
We commenced the initial public offering of our shares in 2013. Since that time, we have filed new registration statements and post-effective amendments that have allowed us to continue the offering of our shares. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million.
See “Investment Objective and Strategy” for additional information regarding our investment strategy.
Market Opportunity
CLOs are investment vehicles that own a broadly assorted pool of Senior Secured Loans. A CLO uses the cash flows from a broadly assorted portfolio of Senior Secured Loans to service multiple classes of rated debt securities, the proceeds of which together with the junior capital tranches are used to fund the purchase of the underlying Senior Secured Loans. A CLO is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the Senior Secured Loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term financing with specified financing terms, including floating interest rates at a stated spread to SOFR. See “Risk Factors-Risks Related to Our Investments-Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments” and “Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.”
In a typical CLO, as shown in the chart below, the capital structure would include approximately 90% debt, with the remainder comprising the junior most CLO securities, typically referred to as the CLO’s equity tranche. Interest and principal repayment cashflows derived from the pool of Senior Secured Loans are allocated sequentially first to cover the operational and administrative costs of the CLO, second to the debt service of the highest ranking debt tranche, third to the debt service of the next highest ranking debt tranche and so on until all obligations of the CLO have been met. This sequential cashflow allocation is usually referred to as the “payment waterfall.” The most subordinated tranche of securities is therefore the most sensitive to defaults and realized losses in relation to the underlying assets, and the most senior tranche is the least sensitive to them.

Typical Corporate Capital Structure
CLO Eligible
Senior Secured Loans
Unsecured / Subordinated Debt
Equity
100 – 200 Senior Secured Loans
Contractual Interest Payments and Principal Payments by Seniority
Diversified Portfolio of Senior Secured Loans
Aaa / AAA Class
Aa2 / AA Class
A2 / A Class
Baa2 / BBB Class
Ba2 / BB Class
Excess Payments To Equity Class
Equity Class

The equity tranche represents the most junior tranche in the CLO capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of equity tranche interests are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the CLO and servicing of the debt securities. Economically, the equity tranche benefits from the difference between the interest received from the Senior Secured Loans and the interest paid to the holders of debt tranches of the CLO structure. Should a default or decrease in expected payments to a particular CLO occur, that deficiency typically first affects the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency.
Debt tranches of CLOs typically are rated and have a stated coupon. Equity tranches of CLOs are typically unrated and do not have a stated coupon. Rather, payments to the equity tranches of CLOs are dependent on the residual cashflows after all interest, fees and expenses on the debt tranches have been paid. The equity tranche of a CLO is the most sensitive to defaults and realized losses as it is the most subordinated tranche in the CLO’s capital structure, whereas CLO debt tranches are not impacted by defaults and realized losses until total losses exceed the value of the equity tranche. CLO payment provisions are detailed in a CLO’s indenture and are referred to as the “priority of payments” or “waterfall.”
Each tranche within a CLO has voting rights on any amendments that would have a material effect on such tranche. Neither the debt tranches nor equity tranche of CLOs have voting rights on the management of the underlying Senior Secured Loan portfolio. The holders of the equity tranches of CLOs typically have the right to approve and/or replace the CLO collateral manager after such CLO manager has triggered a default. The equity tranche of a CLO has the ability to call the debt tranches following a non-call period. Debt tranches of CLOs do not have the right to call the other CLO security tranches.

We believe that the CLO market, including the U.S. Senior Secured Loan markets have represented and continue to represent attractive areas for investment. We believe that investments in the equity securities and junior debt obligations of CLOs provide an efficient mechanism for investing in the U.S. Senior Secured Loan market because investments in CLOs allow for us to invest in a highly diversified and levered pool of assets in a cost efficient manner. We may choose not to invest in Senior Secured Loans directly because our principle investment strategy is to invest in the equity and junior debt tranches of CLOs. We are able to invest in equity securities and junior debt obligations of CLOs that have leveraged exposure without the execution costs of creating such a portfolio. Investments in the more senior debt obligations of CLOs, on the other hand, do not provide the same efficiencies in terms of leverage and do not have the same equity exposure. We believe that while the U.S. Senior Secured Loan market is relatively large, with the Morningstar LSTA US Leveraged Loan Index estimating the total par value outstanding at approximately $1.38 trillion as of September 30, 2024,(1) this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions.
An investment in a CLO offers access to a diversified and actively managed or actively monitored portfolio of Senior Secured Loans in a single investment. An investment in the equity class of a CLO provides the potential for enhanced returns generated by the difference between the yield on the underlying assets in the portfolio and the cost of funding the rated debt liabilities.
The most junior classes of all U.S. CLOs (typically referred to as CLO equity classes) have delivered over 19% annual average cash yields from January 2003 through June 2024, as shown in the chart below,(2) and, according to Wells Fargo, 98.1% of U.S. CLOs that have been issued since 2000 and redeemed through March 2015, which is the most recent date that is available for this data, have generated a positive return to equity investors.(3) Despite the historically favorable returns delivered by most junior classes of U.S. CLOs, these investments have generated lower returns during periods of extreme market volatility, particularly as a result of events impacting the U.S. credit markets. See “Risk Factors - Price declines in the markets for Target Securities, especially equity and junior tranches of CLOs and Senior Secured Loans, may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.”
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(1)    Source: Pitchbook | LCD, US – Research, Q3 2024, US Leveraged Loan Quarterly Trend Lines, “Par Amount of Outstanding Leveraged Loans”
(2)    Source: Citigroup Global Capital Markets Research – Citi US CLO Scorecard – April 11, 2022; Citigroup Global Markets Research - 2012 Equity Study Spreadsheet; Citigroup Global Markets Research - Global Structured Credit Strategy - March 12, 2013; 2022 – 2023 Average CLO Equity Annualized Yields determined using Intex US CLO Database and Prospect Capital assumptions.
(3)    Source: Wells Fargo Structured Products Research, Intex and data provided by CLO Collateral Managers.

Average CLO Equity Annualized Yields

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Source: Citigroup Global Markets Research - Citi US CLO Scorecard – April 11, 2022; Citigroup Global Markets Research - 2012 Equity Study Spreadsheet; Citigroup Global Markets Research - Global Structured Credit Strategy - March 12, 2013; 2022 – 2024 Average CLO Equity Annualized Yields determined using Intex US CLO Database and Prospect Capital assumptions.

Cashflow transactions
The underlying assets of cashflow transactions may be either actively managed by a CLO collateral manager, or structured as static pools where few if any changes can be made to the initial asset selection. We invest primarily in actively-managed transactions where the portfolios will be managed according to typically stringent investment guidelines set out at the inception of the transaction. These guidelines likely will include specific requirements determined by the rating agencies (Moody’s, Standard & Poor’s, and/or Fitch), such as a portfolio broadly invested by industry and issuer and weighted average rating requirements on the Senior Secured Loans in the portfolio.

Broad investment variety is a key feature of the portfolios of the CLOs in which we invest, and is aimed at minimizing the effect of potential credit deterioration. Typical guidelines require broad investment variety by issuer and industry. Individual CLO portfolios will generally consist of a large number of issuers in various industries.
Returns to investors in the equity classes of CLOs depend on a number of factors. One of the principal drivers is the number and timing of defaults in the portfolio, as well as recovery rates on any defaulted Senior Secured Loans. Other factors which contribute to return performance are correlation among assets, portfolio purchase price, repayment rate, reinvestment interest rate, trading gains/losses, test levels, frequency of payment on assets and liabilities, and timing of allocation of cashflows.
The Senior Secured Loan market is characterized by various factors, including:
•Seniority.  A Senior Secured Loan typically has a first lien, or sometimes second lien, on the borrower’s assets and ranks senior in a borrower’s capital structure to other forms of debt or equity. As such, that loan maintains the senior-most claim on the borrower’s assets and cash flow, and, we believe should, all other things being equal, offer the prospect of a more stable and lower-risk investment relative to other debt and equity securities issued by the borrower.
•Consistent long-term performance.  Senior Secured Loans have provided positive cash yields in all years since 1997 and only three full years (2008, 2015, and 2022) of negative returns including mark-to market volatility. Senior Secured Loans provided a 2-year return of 7.5% in 2008 and 2009 despite the market downturn.(4)
•Floating rate instruments.  A Senior Secured Loan typically contains a floating interest rate versus a fixed interest rate, which we believe provides some measure of protection against the risk of increases in interest rates and inflation. Also, the debt tranches of a CLO have floating interest rates as well, which provides a partial matching of changes in the interest rates on the CLO’s assets and liabilities.
•Low default-rate environment.  The default rate on all Senior Secured Loans included in the S&P/LSTA Leveraged Loan Index has averaged 2.13% from January 1, 2003 through September 30, 2024.(5) The S&P/LSTA Leveraged Loan Index reflects the market-weighted performance of a selection of U.S. dollar-denominated institutional Senior Secured Loans.
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(4)    Source: S&P Capital IQ - Leveraged Loan Index Returns Summary.
(5)    Source: Pitchbook, LCD, Morningstar LSTA US Leveraged Loan Index Default Rates.
In the current environment, we believe the above attributes are particularly desirable.
We believe that the equity and junior debt tranches of CLO securities in which we invest currently represent, as a class, an opportunity to obtain attractive risk-adjusted investment returns. We believe that a number of factors support this conclusion, including:
•The U.S. CLO market is relatively large, with a total outstanding notional balance of approximately $1.1 trillion as of September 30, 2024;(6)
•CLOs are not significantly impacted solely by the same mark to market volatility of Senior Secured Loans. Therefore, we believe a decline in Senior Secured Loan prices similar to 2008, August 2011, and March 2020 does not solely have a directly negative impact on CLOs and provides CLOs an opportunity to acquire Senior Secured Loans at discounted prices;
•CLOs are typically subject to significant investment restrictions resulting in diversified portfolios. Investment restrictions include limitations on exposure to any one borrower, Senior Secured Loan, or particular industry, requirements for minimum weighted average spreads and minimum weighted average ratings, and limitations on low rated Senior Secured Loans. Required diversity tests typically result in the average Senior Secured Loan or issuer representing less than 2% and no industry exceeding 15% of a CLO’s portfolio;
•We believe that investing in Target Securities requires high levels of research and analysis. We believe that typically this analysis can only be conducted by knowledgeable market participants, as the nature of the analysis tends to be highly specialized; and
•U.S. CLO equity tranches have delivered over 19% average annual cash yields from January 2003 through December 2023.(7)
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(6)    Source: Intex US CLO Database, accessed 10/23/2024.
(7)    Source: Citigroup Global Markets Research - Citi US CLO Scorecard – April 11, 2022; Citigroup Global Markets Research - 2012 Equity Study Spreadsheet; Citigroup Global Markets Research - Global Structured Credit Strategy - March 12, 2013; 2022 – 2023 Average CLO Equity Annualized Yields determined using Intex US CLO Database and Prospect Capital assumptions.

We caution investors that the past performance described above is not indicative of future returns and the results do not include fees, expenses or taxes that a stockholder may incur. The results described above may not be representative of our portfolio.
Potential Competitive Strengths
We believe that we offer our investors the following potential competitive strengths:
Established platform with seasoned investment professionals. We will benefit from the wider resources of our Adviser through the personnel it utilizes from Prospect Capital Management, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments. We believe these personnel possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities in Target Securities.
Long-term investment horizon. Unlike private equity and venture capital funds, we will not be subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.
Efficient tax structure. As a regulated investment company, or “RIC,” we generally will not be subject to U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. Furthermore, tax-exempt investors in our securities who do not finance their acquisition of our securities with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI.” Although, as a RIC, we generally will not be subject to U.S. federal income taxes on dividends we receive from taxable entities and that we timely distribute to our stockholders, any taxable entities we own generally will be subject to U.S. federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.
Disciplined, income-oriented investment philosophy. Our Adviser employs a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at issuers of Senior Secured Loans which could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
Investment expertise across all levels of the corporate capital structure. We believe the personnel available to our Adviser have broad expertise and experience investing in companies, managing high-yielding debt and equity investments, and managing and investing in Target Securities. We will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform well in a broad range of economic conditions.
Plan of Distribution
    We commenced the initial public offering of our shares in 2013. Since that time, we have filed new registration statements and post-effective amendments that have allowed us to continue the offering of our shares. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million. We sell our shares of common stock with differing up-front sales loads. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as our “Class R Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as our “Class RIA Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, or (5) to other institutional investors are charged no selling commissions or dealer manager fees and are referred to as our “Class I Shares.” For example, you will pay (i) selling commissions of up to 6.0% and dealer manager fees of up to 0.75% for the purchase of our Class R shares, (ii) dealer manager fees of up to 0.75%, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. We are offering to sell any combination of our shares, with an aggregate number of shares up to the maximum offering of shares. In no event will the aggregate selling commissions and dealer manager fees exceed 6.75% of the gross offering proceeds received in this offering. Regardless of the sales load paid, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. The minimum permitted purchase is $1,000. Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. In addition to the payment of selling commissions and the dealer manager fee, so long as costs and expenses are reasonable and documented and mutually agreed to by us and the Dealer Manager in advance of incurring such costs, we will reimburse the Dealer Manager for certain expenses as permitted by FINRA Rule 5110. In some cases, we will pay these expenses directly, but under no circumstances will these payments or expenses, when added to the Dealer Manager Fee and sales commission, exceed the greater of 8% of the gross offering proceeds or the maximum allowed under FINRA Rule 5110.
Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.
We are offering our shares on a continuous basis at an offering price equal to our NAV per share, as of the effective date of the monthly share purchase date, plus selling commissions and dealer manager fees. We expect to report our NAV per share as of the last calendar day of the applicable month on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink) generally within 15 business days of the last calendar day of the applicable month.
Preferred Capital Securities, LLC acts as the Dealer Manager in connection with the sale of shares registered in this offering. The Dealer Manager is not an affiliate of our Adviser. To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than that share class’ investment minimum and pay such amount at the time of subscription. You should make your check payable to “Priority Income Fund, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. See “—How to Subscribe.”
How to Subscribe
Investors seeking to purchase our shares should proceed as follows:
•Read this entire prospectus and any appendices and supplements accompanying this prospectus.
•Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.
•Deliver a check for the full purchase price of the shares being subscribed for made out to “Priority Income Fund, Inc.,” along with the completed subscription agreement, to the selected broker-dealer or registered investment adviser. The selected broker-dealer or registered investment adviser, as the case may be, should deliver or mail your check and subscription agreement to:

Via Mail:	Via Express/Overnight Delivery:
Priority Income Fund, Inc.	Priority Income Fund, Inc.
c/o Preferred Capital Securities, LLC	c/o Preferred Capital Securities, LLC
P.O. Box 219768	430 West 7th Street
Kansas City, MO 64121-9768	Kansas City, MO 64105-1407
866-655-3650	866-655-3650
After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.
By executing the subscription agreement and paying the total purchase price for the shares subscribed for, each investor attests that he meets the requirements as stated in the subscription agreement and agrees to be bound by all of its terms.
Subscriptions to purchase our shares may be made on an ongoing basis, but investors may only purchase our shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our shares being subscribed at least four business days prior to the first day of the month (unless waived by us).
For example, if you wish to subscribe for shares in October, your subscription request must be received in good order at least four business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account. While a shareholder will not know our NAV applicable on the effective date of the share purchase, we expect that our NAV applicable to a purchase of shares will be available generally within 15 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and our transfer agent, will return the related funds, without interest or deduction, promptly after such rejection, cancellation or withdrawal.
An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.
Use of Proceeds
We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments, with an emphasis on current income in accordance with our investment objective and using the strategies described in this prospectus. Those investments may take the form of the purchase of Target Securities. The remainder we expect to be used to reduce then-outstanding obligations under the Facility, to pay interest on, or repurchase from time to time, our outstanding shares of preferred stock, and for general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio, including the variation necessary to meet the asset diversification requirements applicable to RICs. See “Risk Factors - Federal Income Tax Risks.”
We estimate that it will take up to three months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive opportunities and market conditions. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC. See “Use of Proceeds.”
Share Repurchase Program
Our shares are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price.
To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in May 2015 and the repurchase occurred in connection with our July 10, 2015 weekly closing. The following table reflects certain information regarding the tender offers we have conducted to date.

Quarter Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
For year ended June 30, 2017
June 30, 2016	July 26, 2016	65,696	100.00%	$14.24	$935,513
September 30, 2016	November 3, 2016	66,998	100.00%	13.86	928,594
December 31, 2016	January 25, 2017	59,538	100.00%	14.70	875,211
March 31, 2017	April 27, 2017	195,988	57.90%	14.54	2,849,662
Total for year ended June 30, 2017		388,220			5,588,980

For year ended June 30, 2018
June 30, 2017	July 31, 2017	213,636	79.39%	$14.46	$3,089,170
September 30, 2017	October 27, 2017	235,220	100.00%	14.10	3,316,611
December 31, 2017	January 26, 2018	272,534	91.22%	13.87	3,780,039

March 31, 2018	April 30, 2018	289,237	36.51%	13.78	3,985,681
Total for year ended June 30, 2018		1,010,627			14,171,501

For year ended June 30, 2019
June 30, 2018	July 27, 2018	306,581	62.16%	$13.50	4,138,842
September 30, 2018	November 1, 2018	322,429	53.07%	13.24	4,268,965
December 31, 2018	January 25, 2019	323,492	73.11%	13.07	4,228,024
March 31, 2019	April 29, 2019	331,607	69.19%	13.42	4,450,171
Total for year ended June 30, 2019		1,284,109			17,086,002

For year ended June 30, 2020
June 30, 2019	July 30, 2019	341,354	39.93%	$13.03	$4,447,835
September 30, 2019	October 25, 2019	370,981	33.90%	12.76	4,733,715
December 31, 2019	January 27, 2020	404,532	42.90%	12.55	5,076,868
March 31, 2020	April 28, 2020	478,340	57.43%	10.75	5,141,523
Total for year ended June 30, 2020		1,595,207			19,399,941

For year ended June 30, 2021
June 30, 2020	July 27, 2020	470,321	62.22%	$10.59	$4,980,700
September 30, 2020	October 28, 2020	381,283	31.07%	10.35	3,946,290
December 31, 2020	January 25, 2021	352,720	35.59%	11.62	4,098,605
March 31, 2021	April 27, 2021	360,479	32.28%	11.95	4,307,720
Total for year ended June 30, 2021		1,564,803			17,333,315

For year ended June 30, 2022
June 30, 2021	July 28, 2021	375,861	35.91%	$12.17	$4,574,227
September 30, 2021	October 27, 2021	377,210	36.90%	12.46	4,700,039
December 31, 2021	January 31, 2022	384,510	36.17%	12.69	4,879,428
March 31, 2022	April 24, 2022	1,263,700	70.44%	12.77	16,137,444
Total for year ended June 30, 2022		2,401,281			30,291,138

For year ended June 30, 2023
June 30, 2022	July 29, 2022	848,423	100.00%	$12.08	$10,249,069
September 30, 2022	November 4, 2022	713,908	100.00%	11.55	8,245,558
December 31, 2022	February 8, 2023	1,266,849	100.00%	11.26	14,264,720
March 31, 2023	May 12, 2023	1,339,205	100.00%	11.64	15,588,345
Total for year ended June 30, 2023		4,168,385			48,347,692

For year ended June 30, 2024
June 30, 2023	August 10, 2023	1,202,143	100.00%	$11.30	$13,585,423
September 30, 2023	November 8, 2023	1,015,624	100.00%	11.15	11,324,137
December 31, 2023	February 13, 2024	1,169,723	100.00%	11.11	12,995,626
March 31, 2024	May 14, 2024	1,748,825	100.00%	10.77	18,834,543
Total for year ended June 30, 2024		5,136,315			56,739,729

For year ended June 30, 2025

June 30, 2024	September 16, 2024	2,403,947	100.00%	$10.66	$25,633,409
Total for year ended June 30, 2025		2,403,947			25,633,409
On a quarterly basis, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors unless, in the judgment of our Board of Directors, such repurchases would not be in our best interests or in the best interests of our stockholders, or would violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering. We will conduct such repurchase offers in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Exchange Act and the 1940 Act. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.
We intend to limit the number of shares to be repurchased in any calendar quarter to up to 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year. We may determine in the future to conduct any future repurchase offers more or less frequently than on a quarterly basis as well as for a greater or lesser amount of our shares than currently expected, and we may suspend or terminate the share repurchase program at any time. We expect to offer to repurchase such shares at a price equal to the then current net asset value per share of our common stock.
In connection with its consideration of whether to repurchase shares, our Board of Directors will consider any requests it has received from stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis (subject to odd-lot priority). As a result, we may repurchase less than the full amount of shares that you request to have repurchased. Further, we will not be obligated to repurchase shares if doing so would violate restrictions on distributions under applicable federal or Maryland law prohibiting distributions that would cause us to fail to meet statutory tests of solvency. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.
While we intend to conduct quarterly repurchases of our shares as described above, we are not required to do so. If you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.”
Liquidity Strategy
We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million.

While we may pursue a liquidity event, we expect to continue to extend the offering, including on a continuous basis. The extension of the offering is in the sole discretion of the Board of Directors. As a result, there can be no assurance that we will complete a liquidity event at all; however, we expect to continue our share repurchase program. Our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price potentially below the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval. In making a determination of what type of liquidity event, if any, is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, market volatility and the potential for stockholder liquidity. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a termination, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.”

Advisory Fees
Our Adviser is compensated for its services. Under the Investment Advisory Agreement, our Adviser is entitled to a fee consisting of two components—a base management fee and an incentive fee. When we determine to use leverage, as is the case with the issuance of preferred stock, the fees paid to the Adviser for investment advisory services are higher than if we did not use leverage because the fees paid are calculated based on total assets, which includes assets attributable to leverage. The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.”
Administration
We have entered into an administration agreement, or the “Administration Agreement,” under which we have agreed to reimburse Prospect Administration for our allocable portion of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including furnishing us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. Prospect Administration is controlled by Prospect Capital Management. See “Administration Agreement.”
Conflicts of Interest
Our Adviser and certain of its affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:
•The directors, officers and other personnel of our Adviser and its affiliates allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating Prospect Capital Corporation and PFLOAT;
•The compensation payable by us to our Adviser and other affiliates will be approved by our Board of Directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and our charter and bylaws. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;
•We will compete with certain affiliates for investments, including Prospect Capital Corporation and PFLOAT, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;
•Regardless of the quality of the assets acquired or the services provided to us, or whether we make distributions to our stockholders, our Adviser will receive base management fees and reimbursement of routine non-compensation overhead expenses in connection with the management of our portfolio, such as expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement, and may receive subordinated incentive fees in connection with the generation of net investment income;
•We may compete with other funds managed by affiliates of our Adviser for investment opportunities, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to us;
•From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients (if any) for which our Adviser provides investment management services or carries on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;
•Our Adviser and its respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objective may be similar to ours;

•Prospect Capital Management and its affiliates may have existing business relationships or access to material, non-public information that would prevent our Adviser from recommending certain investment opportunities that would otherwise fit within our investment objective;
•Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Adviser or its affiliates. Affiliates of our Adviser, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of our Adviser have no obligation to make their originated investment opportunities available to us; and
•To the extent permitted by the 1940 Act and staff interpretations, our Adviser may seek to have us and one or more other investment accounts managed or owned by our Adviser or certain of its affiliates participate in an investment opportunity. The Order permitting us to co-invest with other funds managed or owned by our Adviser or certain affiliates grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and PFLOAT, where co-investing would otherwise be prohibited by the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions—Allocation of Investments” in the statement of additional information. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.
Available Information
We file periodic reports, proxy statements and other information with the SEC. This information will be available on the SEC’s website at www.sec.gov. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016 or on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink). These reports should not be considered a part of or as incorporated by reference into this prospectus, or the registration statement of which this prospectus is a part.
Distributions
Subject to our Board of Directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis. We will then calculate each stockholder’s specific distribution amount for the period using monthly record dates with each stockholder eligible to receive distributions beginning the month we accept the stockholder’s order for our shares. From time to time, we may also pay interim special distributions in cash or in our shares at the discretion of our Board of Directors. For example, our Board of Directors may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price below net asset value per share. Our distributions may exceed our earnings. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in higher taxes for you even if your shares are sold at a price below your original investment. Each year a statement on Form 1099-DIV identifying the source of the distribution will be mailed to our stockholders. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See “Material U.S. Federal Income Tax Considerations.”
We intend to make our ordinary distributions in the form of additional shares pursuant to our distribution reinvestment plan, unless shareholders elect to receive their distributions in cash. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary if they wish to receive distributions in cash.

Our current regular weekly cash distribution amount is $0.02014 per share as of September 30, 2024, and our ten special distributions were $0.08375, $0.027917, $0.027917, $0.016666, $0.024167, $0.024167, $0.024167, $0.024167, $0.024167 and

$0.024167 which were declared during the trailing twelve months ended September 30, 2024. Based on our most recent public offering price of $11.25 per Class R share as of September 30, 2024 and our latest weekly cash and monthly bonus distributions of $0.02014 and $0.024167, respectively, the annualized distribution rate to our stockholders as of October 24, 2024 was approximately 11.9%. The annualized distribution rate to our stockholders does not represent an actual investment return to our stockholders and may include income, realized capital gains and a return of investors’ capital. Our annualized distribution rate to our stockholders is subject to change and in the future may be greater or less than the annualized distribution rate set forth above. See “Financial Highlights” and “Distributions.”

Portfolio Update
As of June 30, 2024, our investment portfolio consisted of interests in 215 investments. The following is our investment portfolio as of June 30, 2024:

Schedule of Investments
As of June 30, 2024

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Equity Class (Cayman Islands)
Adams Mill CLO Ltd.(6)(7)	Subordinated Notes	0.00%	7/15/2026	7/3/2014	$500,000	$—	$—	—%
AIMCO CLO 11, Ltd.	Subordinated Notes	18.87%	10/17/2034	4/4/2022	5,000,000	5,312,934	4,968,962	0.8%
Apidos CLO XVIII-R	Subordinated Notes	9.40%	10/22/2030	9/26/2018	410,000	510,104	409,108	0.1%
Apidos CLO XX	Subordinated Notes	16.69%	7/16/2031	3/4/2020	12,500,000	7,478,066	7,467,776	1.1%
Apidos CLO XXII	Subordinated Notes	3.18%	4/21/2031	9/17/2015	9,894,611	6,835,719	6,170,275	0.9%
Apidos CLO XXIV	Subordinated Notes	21.01%	10/21/2030	5/17/2019	12,214,397	7,160,908	7,147,292	1.1%
Apidos CLO XXVI(6)	Subordinated Notes	0.00%	7/18/2029	7/25/2019	6,000,000	3,460,543	2,781,338	0.4%
Bain Capital Credit CLO 2021-1, Ltd.	Subordinated Notes	41.59%	4/18/2034	5/16/2024	6,050,000	3,312,819	3,199,536	0.5%
Bain Capital Credit CLO 2022-2, Ltd.	Subordinated Notes	35.84%	4/22/2035	6/18/2024	3,595,000	2,259,861	2,246,664	0.3%
Barings CLO Ltd. 2015-I(6)	Subordinated Notes	0.00%	1/20/2031	4/1/2015	3,400,000	1,116,362	922,901	0.1%
Barings CLO Ltd. 2018-III(6)	Subordinated Notes	0.00%	7/20/2029	10/10/2014	396,214	45,086	39,178	0.0%
BlueMountain CLO 2013-2 Ltd.(6)	Subordinated Notes	0.00%	10/22/2030	10/1/2015	1,900,000	445,107	397,006	0.1%
BlueMountain CLO XXVI Ltd.	Subordinated Notes	17.67%	10/20/2034	11/18/2021	8,906,000	8,291,751	7,319,701	1.1%
BlueMountain CLO XXVIII Ltd.	Subordinated Notes	19.55%	4/17/2034	4/1/2022	3,300,000	3,092,340	2,899,979	0.4%
BlueMountain CLO XXIX Ltd.	Subordinated Notes	18.77%	7/25/2034	12/15/2021	6,000,000	6,051,007	5,447,007	0.8%
BlueMountain CLO XXXI Ltd.	Subordinated Notes	19.93%	4/19/2034	4/28/2022	5,000,000	4,557,396	4,296,133	0.7%
BlueMountain CLO XXXII Ltd.	Subordinated Notes	19.80%	10/16/2034	2/18/2022	12,000,000	10,717,508	9,881,674	1.5%
BlueMountain CLO XXXIV Ltd.	Subordinated Notes	20.55%	4/20/2035	3/23/2022	5,700,000	5,790,607	5,301,301	0.8%
BlueMountain Fuji US CLO II Ltd.(6)	Subordinated Notes	0.00%	10/21/2030	8/22/2017	2,500,000	1,490,096	1,300,190	0.2%
California Street CLO IX, Ltd.	Preference Shares	18.22%	7/16/2032	12/13/2019	4,670,000	2,306,198	2,252,896	0.3%
Carlyle Global Market Strategies CLO 2013-1, Ltd.(6)	Subordinated Notes	0.00%	8/14/2030	6/23/2016	17,550,000	5,451,025	4,636,607	0.7%
Carlyle Global Market Strategies CLO 2013-4, Ltd.(6)	Income Notes	0.00%	1/15/2031	12/22/2016	11,839,488	5,066,452	3,865,650	0.6%
Carlyle Global Market Strategies CLO 2014-1, Ltd.(6)	Income Notes	0.00%	4/17/2031	2/25/2016	12,870,000	6,840,131	5,575,771	0.9%
Carlyle Global Market Strategies CLO 2014-3-R, Ltd.(6)	Subordinated Notes	0.00%	7/28/2031	5/23/2018	15,000,000	9,877,775	8,087,709	1.2%

Carlyle Global Market Strategies CLO 2016-1, Ltd.	Subordinated Notes	5.70%	4/20/2034	3/16/2016	6,844,556	6,103,116	4,777,642	0.7%
Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Equity Class (Cayman Islands)
Carlyle Global Market Strategies CLO 2016-3, Ltd.	Subordinated Notes	6.96%	7/20/2034	8/8/2016	3,245,614	2,920,875	2,420,039	0.4%
Carlyle Global Market Strategies CLO 2017-2, Ltd.	Subordinated Notes	7.37%	7/20/2037	1/4/2022	4,450,000	2,785,497	1,665,757	0.3%
Carlyle Global Market Strategies CLO 2017-4, Ltd.(6)	Income Notes	0.00%	1/15/2030	10/14/2021	9,107,000	5,206,204	3,989,185	0.6%
Carlyle Global Market Strategies CLO 2017-5, Ltd.(6)	Subordinated Notes	0.00%	1/22/2030	12/18/2017	10,000,000	5,982,913	5,310,332	0.8%
Cedar Funding II CLO, Ltd.	Subordinated Notes	11.96%	4/20/2034	9/27/2017	2,500,000	2,406,068	2,007,445	0.3%
Cedar Funding IV CLO, Ltd.	Subordinated Notes	13.28%	7/23/2034	6/19/2017	26,698,229	22,582,776	20,576,551	3.0%
Cedar Funding V CLO, Ltd.	Subordinated Notes	13.65%	7/17/2031	10/15/2018	7,358,000	7,259,066	6,807,663	1.0%
Cedar Funding VI CLO, Ltd.	Subordinated Notes	15.63%	4/20/2034	8/7/2017	$6,722,117	$6,903,710	$5,908,021	0.9%
Cedar Funding X CLO, Ltd.	Subordinated Notes	22.01%	10/20/2032	1/12/2022	10,775,000	10,324,382	10,096,522	1.5%
Cedar Funding XI CLO, Ltd.	Subordinated Notes	18.73%	6/1/2032	7/12/2021	17,500,000	15,004,948	13,846,033	2.1%
Cedar Funding XII CLO, Ltd.	Subordinated Notes	19.05%	10/25/2034	3/28/2022	3,300,000	3,212,618	3,025,317	0.5%
Cedar Funding XIV CLO, Ltd.	Subordinated Notes	20.14%	7/15/2033	4/7/2022	10,000,000	8,666,141	8,228,554	1.3%
Cedar Funding XV CLO, Ltd.	Subordinated Notes	22.51%	4/20/2035	7/25/2022	5,000,000	4,163,684	4,099,936	0.6%
Cent CLO 21 Limited(6)	Subordinated Notes	0.00%	7/26/2030	5/15/2014	510,555	—	—	—%
CIFC Falcon 2020, Ltd.	Subordinated Notes	16.44%	1/20/2033	5/14/2021	8,500,000	8,110,679	7,665,405	1.2%
CIFC Funding 2013-I, Ltd.(6)	Subordinated Notes	0.00%	7/16/2030	6/1/2018	3,000,000	1,357,707	1,079,061	0.2%
CIFC Funding 2013-II, Ltd.(6)	Income Notes	0.00%	10/18/2030	2/6/2014	305,000	108,803	84,013	0.0%
CIFC Funding 2013-III-R, Ltd.(6)	Subordinated Notes	0.00%	4/24/2031	1/19/2021	4,900,000	2,103,508	1,844,934	0.3%
CIFC Funding 2013-IV, Ltd.(6)	Subordinated Notes	0.00%	4/28/2031	3/15/2019	8,000,000	4,840,139	4,205,842	0.6%
CIFC Funding 2014, Ltd.(6)	Income Notes	0.00%	1/21/2031	2/6/2014	2,758,900	1,237,174	1,111,577	0.2%
CIFC Funding 2014-III, Ltd.(6)	Income Notes	0.00%	10/22/2031	11/14/2016	11,700,000	7,063,965	5,408,106	0.8%
CIFC Funding 2014-IV-R, Ltd.	Income Notes	11.74%	1/17/2035	8/5/2014	4,833,031	3,416,019	2,763,121	0.4%
CIFC Funding 2015-I, Ltd.(6)	Subordinated Notes	0.00%	1/22/2031	11/24/2015	7,500,000	3,394,830	2,714,304	0.4%
CIFC Funding 2015-III, Ltd.(6)	Subordinated Notes	0.00%	4/19/2029	5/29/2018	10,000,000	2,842,943	2,432,903	0.4%
CIFC Funding 2015-IV, Ltd.	Subordinated Notes	12.75%	4/20/2034	4/27/2016	22,930,000	14,284,105	11,718,838	1.8%
CIFC Funding 2016-I, Ltd.	Subordinated Notes	20.83%	10/21/2031	12/9/2016	6,500,000	5,258,356	5,707,461	0.9%
CIFC Funding 2017-I, Ltd.	Subordinated Notes	17.37%	4/21/2037	2/3/2017	11,000,000	7,362,551	6,343,699	1.0%
CIFC Funding 2017-IV, Ltd.(6)	Subordinated Notes	0.00%	10/24/2030	8/14/2017	18,000,000	14,659,995	12,883,703	2.0%
CIFC Funding 2018-II, Ltd.	Subordinated Notes	16.43%	4/20/2031	8/11/2022	10,000,000	6,802,910	6,675,886	1.0%
CIFC Funding 2018-IV, Ltd.	Subordinated Notes	9.84%	10/17/2031	6/19/2020	6,000,000	4,987,329	4,791,411	0.7%
CIFC Funding 2020-II, Ltd.	Income Notes	22.88%	10/20/2034	7/20/2020	2,000,000	1,808,089	1,845,204	0.3%
CIFC Funding 2020-III, Ltd.	Subordinated Notes	20.00%	10/20/2034	9/11/2020	7,350,000	7,284,126	7,155,204	1.1%
Columbia Cent CLO 29 Limited	Subordinated Notes	19.71%	10/20/2034	7/10/2020	16,000,000	13,444,795	13,869,605	2.1%
Columbia Cent CLO 31 Limited	Subordinated Notes	17.84%	4/20/2034	2/1/2021	12,100,000	11,156,548	10,399,465	1.6%

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Equity Class (Cayman Islands)
Dryden 86 CLO, Ltd.	Subordinated Notes	16.36%	7/17/2034	3/10/2022	10,250,000	8,326,708	6,924,223	1.1%
Dryden 87 CLO, Ltd.	Subordinated Notes	17.09%	5/22/2034	3/10/2022	4,000,000	3,886,256	3,430,828	0.5%
Dryden 95 CLO, Ltd.	Subordinated Notes	16.86%	8/21/2034	4/27/2022	10,500,000	9,621,731	8,388,357	1.3%
Galaxy XIX CLO, Ltd.(6)	Subordinated Notes	0.00%	7/24/2030	12/5/2016	2,750,000	934,740	828,283	0.1%
Galaxy XX CLO, Ltd.(6)	Subordinated Notes	0.00%	4/21/2031	5/28/2021	2,000,000	1,456,209	1,255,991	0.2%
Galaxy XXI CLO, Ltd.(6)	Subordinated Notes	0.00%	4/21/2031	5/28/2021	4,775,000	2,922,230	2,525,587	0.4%
Galaxy XXVII CLO, Ltd.(6)	Subordinated Notes	0.00%	5/16/2031	7/23/2021	2,212,500	971,366	883,321	0.1%
Galaxy XXVIII CLO, Ltd.(6)	Subordinated Notes	0.00%	7/15/2031	5/30/2014	5,295,000	2,497,482	2,288,572	0.3%
GoldenTree Loan Opportunities IX, Ltd.(6)(7)	Subordinated Notes	0.00%	10/29/2029	7/19/2017	$3,250,000	$—	$—	—%
Halcyon Loan Advisors Funding 2014-2 Ltd.(6)(7)	Subordinated Notes	0.00%	4/28/2025	4/14/2014	400,000	—	—	—%
Halcyon Loan Advisors Funding 2015-3 Ltd.(6)	Subordinated Notes	0.00%	10/18/2027	7/27/2015	7,000,000	—	—	—%
HarbourView CLO VII-R, Ltd.(6)	Subordinated Notes	0.00%	7/18/2031	6/5/2015	275,000	61,937	53,141	0.0%
Jefferson Mill CLO Ltd.(6)	Subordinated Notes	0.00%	10/20/2031	6/30/2015	6,049,689	3,177,153	2,808,869	0.4%
LCM XV Limited Partnership(6)	Income Notes	0.00%	7/19/2030	1/28/2014	250,000	40,523	36,250	0.0%
LCM XVI Limited Partnership(6)	Income Notes	0.00%	10/15/2031	5/12/2014	6,814,685	2,990,185	2,638,911	0.4%
LCM XVII Limited Partnership(6)	Income Notes	0.00%	10/15/2031	9/17/2014	1,000,000	452,465	366,565	0.1%
LCM XVIII Limited Partnership(6)	Income Notes	0.00%	7/21/2031	10/29/2021	12,195,000	4,100,738	3,287,269	0.5%
LCM 28 Ltd.	Subordinated Notes	0.35%	10/21/2030	10/29/2021	2,000,000	1,286,561	1,047,262	0.2%
LCM 32 Ltd.	Income Notes	20.01%	7/20/2034	3/2/2022	10,390,000	8,815,261	7,626,183	1.2%
LCM 34 Ltd.	Subordinated Notes	24.59%	10/20/2034	8/4/2022	2,395,000	1,825,097	1,715,206	0.3%
Madison Park Funding XIII, Ltd.(6)(7)	Subordinated Notes	0.00%	4/19/2030	2/3/2014	13,000,000	1,364,005	1,266,910	0.2%
Madison Park Funding XIV, Ltd.	Subordinated Notes	5.92%	10/22/2030	7/3/2014	23,750,000	15,768,653	13,229,321	2.0%
Madison Park Funding XL, Ltd.	Subordinated Notes	2.26%	5/28/2030	10/8/2020	7,000,000	3,143,178	2,612,860	0.4%
Marble Point CLO XXIII Ltd.	Subordinated Notes	35.50%	1/22/2035	3/28/2024	6,400,000	3,930,378	3,931,356	0.6%
Mountain View CLO IX Ltd.(6)	Subordinated Notes	0.00%	7/15/2031	5/13/2015	8,815,500	2,159,466	1,964,365	0.3%
Neuberger Berman CLO XVI-S, Ltd.	Subordinated Notes	16.91%	4/17/2034	2/9/2022	16,000,000	17,169,620	14,051,797	2.1%
Neuberger Berman CLO XXI, Ltd.	Subordinated Notes	18.88%	4/20/2034	2/16/2022	8,501,407	7,762,148	6,779,944	1.0%
Octagon Investment Partners XIV, Ltd.(6)	Income Notes	0.00%	7/16/2029	12/1/2017	6,150,000	143,539	124,124	0.0%
Octagon Investment Partners XV, Ltd.(6)	Income Notes	0.00%	7/19/2030	5/23/2019	8,937,544	3,578,523	3,118,417	0.5%
Octagon Investment Partners XVII, Ltd.(6)	Subordinated Notes	0.00%	1/27/2031	6/28/2018	16,153,000	3,907,371	3,513,422	0.5%
Octagon Investment Partners 18-R, Ltd.(6)	Subordinated Notes	0.00%	4/16/2031	7/30/2015	4,568,944	1,118,682	1,010,524	0.2%
Octagon Investment Partners 20-R, Ltd.(7)	Subordinated Notes	7.43%	5/12/2031	4/25/2019	3,500,000	3,020,495	2,262,401	0.3%
Octagon Investment Partners XXI, Ltd.	Subordinated Notes	3.05%	2/14/2031	1/6/2016	13,822,188	7,544,499	5,793,338	0.9%
Octagon Investment Partners XXII, Ltd.(6)	Subordinated Notes	0.00%	1/22/2030	11/12/2014	6,625,000	2,389,203	2,132,652	0.3%
Octagon Investment Partners 27, Ltd.(6)	Subordinated Notes	0.00%	7/15/2030	10/31/2018	5,000,000	2,255,909	1,906,249	0.3%

Octagon Investment Partners 30, Ltd.(6)	Subordinated Notes	0.00%	3/18/2030	11/16/2017	9,525,000	3,768,173	3,313,698	0.5%
Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Equity Class (Cayman Islands)
Octagon Investment Partners 31, Ltd.(6)	Subordinated Notes	0.00%	7/19/2030	12/20/2019	3,067,500	1,089,109	979,176	0.1%
Octagon Investment Partners 33, Ltd.(6)	Subordinated Notes	0.00%	1/20/2031	7/9/2018	2,850,000	1,357,710	1,123,464	0.2%
Octagon Investment Partners 36, Ltd.(6)	Subordinated Notes	0.00%	4/15/2031	12/20/2019	10,400,960	6,230,833	5,140,994	0.8%
Octagon Investment Partners 37, Ltd.	Subordinated Notes	0.01%	7/25/2030	3/17/2021	14,500,000	9,865,042	7,986,639	1.2%
Octagon Investment Partners 39, Ltd.	Subordinated Notes	3.08%	10/21/2030	1/9/2020	10,250,000	7,954,429	6,961,285	1.1%
Octagon Loan Funding, Ltd.(6)	Subordinated Notes	0.00%	11/18/2031	8/25/2014	$5,014,526	$2,754,974	$2,177,096	0.3%
OZLM VI, Ltd.(6)	Subordinated Notes	0.00%	4/17/2031	10/31/2016	15,688,991	4,236,998	3,830,942	0.6%
OZLM VII, Ltd.(6)(7)	Subordinated Notes	0.00%	7/17/2029	11/3/2015	2,654,467	65,084	61,149	0.0%
OZLM VIII, Ltd.(6)	Subordinated Notes	0.00%	10/17/2029	8/7/2014	950,000	92,546	82,202	0.0%
OZLM IX, Ltd.(6)	Subordinated Notes	0.00%	10/20/2031	2/22/2017	15,000,000	7,771,706	6,964,311	1.1%
OZLM XII, Ltd.(6)(7)	Subordinated Notes	0.00%	4/30/2027	1/17/2017	12,122,952	—	—	—%
OZLM XXII, Ltd.(6)	Subordinated Notes	0.00%	1/17/2031	5/11/2017	27,343,000	4,982,521	4,415,125	0.7%
Redding Ridge 3 CLO, Ltd.(6)	Preference Shares	0.00%	1/15/2030	3/26/2021	12,293,000	5,806,988	4,419,080	0.7%
Redding Ridge 4 CLO, Ltd.	Subordinated Notes	3.25%	4/15/2030	1/29/2021	14,000,000	11,373,156	9,574,713	1.5%
Redding Ridge 5 CLO, Ltd.	Subordinated Notes	12.97%	4/15/2039	5/27/2021	21,000,000	11,364,737	9,756,643	1.5%
Rockford Tower CLO 2021-3, Ltd.	Subordinated Notes	16.47%	10/20/2034	2/11/2022	8,000,000	7,255,652	6,953,558	1.1%
Romark WM-R, Ltd.(6)	Subordinated Notes	0.00%	4/21/2031	4/11/2014	490,713	220,353	197,754	0.0%
Sound Point CLO II, Ltd.(6)	Subordinated Notes	0.00%	1/26/2031	5/16/2019	21,053,778	5,400,019	4,280,645	0.7%
Sound Point CLO VII-R, Ltd.(6)	Subordinated Notes	0.00%	10/23/2031	7/31/2019	9,002,745	2,445,734	2,032,163	0.3%
Sound Point CLO XVII, Ltd.(6)	Subordinated Notes	0.00%	10/20/2030	7/11/2018	20,000,000	8,318,104	7,326,009	1.1%
Sound Point CLO XVIII, Ltd.(6)	Subordinated Notes	0.00%	1/20/2031	10/29/2018	15,563,500	6,729,315	5,838,090	0.9%
Sound Point CLO XIX, Ltd.(6)	Subordinated Notes	0.00%	4/15/2031	9/23/2021	7,500,000	3,334,591	2,753,161	0.4%
Sound Point CLO XX, Ltd.(6)	Subordinated Notes	0.00%	7/28/2031	11/5/2021	8,000,000	4,476,352	3,571,945	0.5%
Sound Point CLO XXIII, Ltd.	Subordinated Notes	13.18%	7/17/2034	8/27/2021	5,915,000	4,821,525	4,343,961	0.7%
Symphony CLO XIV, Ltd.(6)(7)	Subordinated Notes	0.00%	7/14/2026	5/6/2014	750,000	32,740	30,826	—%
Symphony CLO XVI, Ltd.(6)	Subordinated Notes	0.00%	10/15/2031	7/1/2015	5,000,000	3,524,724	2,693,464	0.4%
Symphony CLO XIX, Ltd.	Subordinated Notes	5.09%	4/16/2031	5/6/2021	2,000,000	1,163,218	923,965	0.1%
TCI-Symphony CLO 2017-1, Ltd.	Income Notes	4.65%	7/15/2030	9/15/2020	3,000,000	1,606,411	1,322,789	0.2%
TCW CLO 2021-2, Ltd.	Subordinated Notes	23.23%	7/25/2034	8/17/2022	5,000,000	4,149,222	4,069,612	0.6%
THL Credit Wind River 2013-1 CLO, Ltd.(6)	Subordinated Notes	0.00%	7/19/2030	11/1/2017	10,395,000	1,725,343	1,509,339	0.2%
THL Credit Wind River 2013-2 CLO, Ltd.(6)	Income Notes	0.00%	10/18/2030	12/27/2017	3,250,000	701,701	629,964	0.1%
THL Credit Wind River 2014-1 CLO, Ltd.(6)	Subordinated Notes	0.00%	7/18/2031	7/11/2018	11,800,000	1,919,496	1,520,264	0.2%
THL Credit Wind River 2014-2 CLO, Ltd.(6)	Income Notes	0.00%	1/15/2031	1/22/2021	7,550,000	520,699	456,243	0.1%
THL Credit Wind River 2017-4 CLO, Ltd.(6)(7)	Subordinated Notes	0.00%	11/20/2030	6/25/2020	3,765,400	416,900	387,400	0.1%

THL Credit Wind River 2018-2 CLO, Ltd.(6)	Subordinated Notes	0.00%	7/15/2030	3/11/2019	8,884,000	6,551,951	5,793,873	0.9%
Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Equity Class (Cayman Islands)
THL Credit Wind River 2018-3 CLO, Ltd.	Subordinated Notes	5.40%	1/20/2031	6/28/2019	13,000,000	12,075,860	10,692,095	1.6%
Venture XVIII CLO, Ltd.(6)	Subordinated Notes	0.00%	10/15/2029	7/16/2018	4,750,000	—	—	—%
Venture 28A CLO, Ltd.	Subordinated Notes	11.33%	10/20/2034	7/16/2018	17,715,000	14,339,540	12,214,928	1.9%
Venture XXX CLO, Ltd.(6)	Subordinated Notes	0.00%	1/15/2031	7/16/2018	$5,100,000	$2,554,639	$2,265,609	0.3%
Venture XXXII CLO, Ltd.(6)	Subordinated Notes	0.00%	7/18/2031	10/9/2018	7,929,328	4,732,014	3,784,315	0.6%
Venture XXXIV CLO, Ltd.(6)	Subordinated Notes	0.00%	10/15/2031	7/30/2019	13,903,000	10,336,856	8,482,252	1.3%
Venture 41 CLO, Ltd.	Subordinated Notes	20.62%	1/20/2034	1/26/2021	8,249,375	7,796,800	7,281,888	1.1%
Venture 42 CLO, Ltd.	Subordinated Notes	18.76%	4/17/2034	11/5/2021	15,000,000	13,573,335	11,971,931	1.8%
Venture 43 CLO, Ltd.	Subordinated Notes	17.53%	4/17/2034	9/1/2021	12,000,000	10,333,175	9,608,046	1.5%
Voya IM CLO 2013-1, Ltd.(6)	Income Notes	0.00%	10/15/2030	6/9/2016	4,174,688	1,301,697	1,093,074	0.2%
Voya IM CLO 2013-3, Ltd.(6)	Subordinated Notes	0.00%	10/18/2031	2/13/2015	4,000,000	1,105,404	904,636	0.1%
Voya IM CLO 2014-1, Ltd.(6)	Subordinated Notes	0.00%	4/18/2031	2/5/2014	314,774	83,234	72,855	0.0%
Voya CLO 2014-3, Ltd.(6)(7)	Subordinated Notes	0.00%	7/24/2026	4/10/2015	7,000,000	—	—	—%
Voya CLO 2014-4, Ltd.(6)	Subordinated Notes	0.00%	7/14/2031	11/10/2014	1,000,000	360,190	312,883	0.0%
Voya CLO 2015-2, Ltd.(6)(7)	Subordinated Notes	0.00%	7/23/2027	6/24/2015	13,712,000	—	—	—%
Voya CLO 2016-1, Ltd.(6)	Subordinated Notes	0.00%	1/21/2031	1/22/2016	7,750,000	3,961,819	3,451,019	0.5%
Voya CLO 2016-3, Ltd.(6)	Subordinated Notes	0.00%	10/20/2031	9/30/2016	10,225,000	7,726,304	6,024,241	0.9%
Voya CLO 2017-3, Ltd.	Subordinated Notes	7.06%	4/20/2034	6/15/2017	5,750,000	6,358,554	5,143,628	0.8%
Voya CLO 2017-4, Ltd.(6)(7)	Subordinated Notes	0.00%	10/15/2030	3/25/2021	2,500,000	139,148	137,305	0.0%
Voya CLO 2018-1, Ltd.(6)	Subordinated Notes	0.00%	4/21/2031	2/23/2018	20,000,000	12,706,272	11,063,385	1.7%
Voya CLO 2018-2, Ltd.(6)	Subordinated Notes	0.00%	7/15/2031	4/27/2021	6,778,666	3,628,354	3,156,849	0.5%
Voya CLO 2018-4, Ltd.	Subordinated Notes	14.71%	1/15/2032	8/9/2021	3,192,000	2,371,232	2,282,921	0.3%
Voya CLO 2019-1, Ltd.	Subordinated Notes	1.32%	4/15/2031	1/27/2020	15,500,000	12,278,687	9,705,109	1.5%
Voya CLO 2020-1, Ltd.	Subordinated Notes	17.34%	7/17/2034	3/3/2022	6,500,000	5,671,381	5,034,581	0.8%
Voya CLO 2022-1, Ltd.	Subordinated Notes	20.72%	4/20/2035	3/18/2022	17,600,000	16,177,460	16,305,972	2.5%
Total Collateralized Loan Obligation - Equity Class						$754,778,686	$664,286,955	101.0%

Collateralized Loan Obligation - Debt Class (Cayman Islands)(4)
ABPCI Direct Lending Fund CLO XVII, Ltd.	Class E Notes	13.35% (SOFR + 8.00%)	8/1/2036	5/2/2024	$3,500,000	$3,496,054	$3,556,250	0.5%
AGL CLO 5, Ltd.	Class E-R Notes	11.43% (SOFR + 6.45%)	7/20/2034	6/13/2023	2,500,000	2,217,286	2,482,886	0.4%
Apidos CLO XII	Class E-R Notes	10.38% (SOFR + 5.40%)	4/15/2031	4/11/2023	6,775,000	5,714,184	6,443,000	1.1%
Apidos CLO XXIV	Class E-R Notes	12.84% (SOFR + 7.86%)	10/21/2030	3/10/2020	2,000,000	1,611,346	1,965,893	0.3%
Bain Capital Credit CLO 2017-2, Ltd.	Class E-R2 Notes	11.84% (SOFR + 6.86%)	7/25/2034	9/28/2023	1,750,000	1,586,356	1,677,155	0.3%

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Debt Class (Cayman Islands)(4)
Bain Capital Credit CLO 2019-4, Ltd.	Class E-R Notes	12.71% (SOFR + 7.99%)	4/23/2035	11/8/2023	1,000,000	916,415	1,005,798	0.2%
Bain Capital Credit CLO 2021-2, Ltd.	Class E Notes	11.71% (SOFR + 6.73%)	7/16/2034	6/14/2023	2,500,000	2,154,025	2,342,293	0.4%
Barings CLO Ltd. 2015-I	Class E-R Notes	11.01% (SOFR + 6.86%)	1/20/2031	1/5/2024	$1,800,000	$1,487,091	$1,581,610	0.2%
BlueMountain CLO 2015-3 Ltd.	Class E-R Notes	13.06% (SOFR + 8.08%)	4/21/2031	8/5/2022	2,500,000	1,845,991	2,060,267	0.3%
BlueMountain CLO XXV Ltd.	Class E-R Notes	12.23% (SOFR + 7.25%)	7/15/2036	4/24/2023	4,275,000	3,709,528	4,177,984	0.6%
BlueMountain CLO XXXIII Ltd.	Class E Notes	11.68% (SOFR + 6.83%)	11/20/2034	7/19/2023	5,000,000	4,502,626	4,880,627	0.7%
BlueMountain Fuji US CLO III Ltd.	Class E Notes	10.18% (SOFR + 5.20%)	1/15/2030	9/9/2022	2,000,000	1,700,545	1,850,259	0.3%
California Street CLO IX, Ltd.	Class F-R2 Notes	13.50% (SOFR + 8.52%)	7/16/2032	9/2/2020	2,000,000	1,649,362	2,023,845	0.3%
Carlyle CLO 17, Ltd.	Class E-R Notes	13.33% (SOFR + 8.35%)	4/30/2031	3/5/2019	3,000,000	2,834,583	2,365,995	0.4%
Carlyle Global Market Strategies CLO 2014-2-R, Ltd.	Class E Notes	12.85% (SOFR + 8.00%)	5/15/2031	3/6/2019	7,500,000	6,982,913	6,313,906	1.1%
Carlyle Global Market Strategies CLO 2013-3, Ltd.	Class D-R Notes	10.48% (SOFR + 5.50%)	10/15/2030	11/13/2023	2,400,000	2,039,340	2,265,111	0.3%
Carlyle Global Market Strategies CLO 2015-1, Ltd.	Class E-R Notes	11.92% (SOFR + 6.94%)	7/21/2031	12/14/2023	1,000,000	881,260	977,296	0.1%
Carlyle Global Market Strategies CLO 2016-1, Ltd.	Class D-R2 Notes	11.58% (SOFR + 6.60%)	4/20/2034	10/20/2023	1,000,000	884,698	947,606	0.1%
Carlyle Global Market Strategies CLO 2019-1, Ltd.	Class D Notes	11.68% (SOFR + 6.70%)	4/21/2031	7/14/2023	4,605,000	4,136,648	4,401,111	0.7%
Cent CLO 21 Limited	Class D-R2 Notes	11.28% (SOFR + 6.30%)	7/26/2030	7/29/2022	7,000,000	5,913,668	6,321,818	1.1%
Cent CLO 21 Limited(8)	Class E-R2 Notes	13.63% (SOFR + 8.65%)	7/26/2030	7/12/2018	130,063	125,816	76,078	0.0%
Churchill Middle Market CLO IV, Ltd.	Class E-R Notes	13.34% (SOFR + 8.14%)	4/23/2036	3/8/2024	3,500,000	3,423,578	3,563,866	0.5%
CIFC Funding 2013-III-R, Ltd.	Class D Notes	10.88% (SOFR + 5.90%)	4/24/2031	9/9/2022	1,675,000	1,447,048	1,565,424	0.2%
CIFC Funding 2013-III-R, Ltd.	Class E Notes	12.76% (SOFR + 7.78%)	4/24/2031	10/2/2020	3,000,000	2,420,364	2,874,060	0.4%
CIFC Funding 2014-III, Ltd.	Class E-R2 Notes	11.08% (SOFR + 6.10%)	10/22/2031	9/16/2022	1,125,000	965,706	1,111,706	0.2%
CIFC Funding 2014-III, Ltd.	Class F-R2 Notes	13.23% (SOFR + 8.25%)	10/22/2031	11/5/2021	1,500,000	1,390,220	1,442,996	0.2%
CIFC Funding 2014-IV-R, Ltd.	Class E-R Notes	14.16% (SOFR + 9.18%)	1/17/2035	12/20/2021	778,684	743,494	789,251	0.1%
CIFC Funding 2014-V, Ltd.	Class F-R2 Notes	13.48% (SOFR + 8.50%)	10/17/2031	9/17/2018	750,000	734,294	770,157	0.1%

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Debt Class (Cayman Islands)(4)
CIFC Funding 2015-I, Ltd.	Class E-RR Notes	10.98% (SOFR + 6.00%)	1/22/2031	9/9/2022	2,562,500	2,216,035	2,499,894	0.4%
CIFC Funding 2015-I, Ltd.	Class F-RR Notes	12.83% (SOFR + 7.85%)	1/22/2031	10/31/2019	5,000,000	4,283,381	4,746,664	0.7%
CIFC Funding 2016-I, Ltd.	Class F-R Notes	15.13% (SOFR + 10.15%)	10/21/2031	9/16/2019	$3,750,000	$3,619,704	$3,955,951	0.6%
CIFC Funding 2017-IV, Ltd.	Class D Notes	11.08% (SOFR + 6.10%)	10/24/2030	4/21/2023	2,500,000	2,213,436	2,491,787	0.4%
Dryden 41 CLO, Ltd.	Class E-R Notes	10.28% (SOFR + 5.30%)	4/15/2031	8/25/2023	3,015,000	2,478,777	2,862,615	0.4%
Dryden 49 CLO, Ltd.	Class E Notes	11.28% (SOFR + 6.30%)	7/18/2030	8/15/2023	5,850,000	5,028,036	5,540,338	0.9%
Dryden 57 CLO, Ltd.	Class E Notes	10.05% (SOFR + 5.20%)	5/15/2031	4/11/2023	4,000,000	3,313,269	3,665,834	0.6%
Dryden 65 CLO, Ltd.	Class E Notes	10.73% (SOFR + 5.75%)	7/18/2030	10/11/2023	1,750,000	1,560,538	1,634,170	0.2%
Dryden 92 CLO, Ltd.	Class E Notes	11.35% (SOFR + 6.50%)	11/20/2034	7/10/2023	2,230,129	1,948,451	2,055,414	0.3%
Galaxy XXI CLO, Ltd.	Class F-R Notes	12.23% (SOFR + 7.25%)	4/21/2031	3/8/2019	6,000,000	5,237,205	5,508,468	0.8%
Galaxy XXII CLO, Ltd.	Class F-RR Notes	13.78% (SOFR + 8.80%)	4/17/2034	8/8/2022	1,500,000	1,208,539	1,512,561	0.2%
Galaxy XXVII CLO, Ltd.	Class F Junior Notes	12.91% (SOFR + 8.06%)	5/16/2031	3/5/2019	1,500,000	1,382,447	1,416,660	0.2%
Galaxy XXVIII CLO, Ltd.	Class F Junior Notes	13.46% (SOFR + 8.48%)	7/15/2031	6/29/2018	41,713	39,750	40,174	0.0%
HarbourView CLO VII-R, Ltd.(8)	Class F Notes	13.25% (SOFR + 8.27%)	7/18/2031	10/29/2018	6,762,921	6,553,110	3,822,728	0.6%
LCM 26 Ltd.	Class E Notes	10.28% (SOFR + 5.56%)	1/20/2031	8/23/2023	4,000,000	2,956,490	3,242,571	0.5%
LCM 30 Ltd.	Class E-R Notes	11.48% (SOFR + 6.50%)	4/21/2031	7/13/2023	5,000,000	4,301,515	4,665,780	0.7%
LCM 32 Ltd.	Class E Notes	11.37% (SOFR + 6.39%)	7/20/2034	10/13/2023	4,750,000	4,029,101	4,502,091	0.7%
LCM 33 Ltd.	Class E Notes	11.94% (SOFR + 6.35%)	7/20/2034	5/20/2024	1,500,000	1,312,288	1,389,237	0.2%
LCM 34 Ltd.	Class E Notes	11.52% (SOFR + 6.80%)	10/20/2034	9/6/2023	5,250,000	4,503,877	4,848,641	0.7%
LCM 37 Ltd.	Class E Notes	12.35% (SOFR + 7.63%)	4/17/2034	8/30/2023	3,000,000	2,651,386	2,917,351	0.4%
LCM XVI Limited Partnership	Class E-R2 Notes	11.89% (SOFR + 6.38%)	10/15/2031	3/28/2024	2,800,000	2,573,161	2,614,022	0.4%
LCM XXIII Ltd.	Class D Notes	12.03% (SOFR + 7.05%)	10/19/2029	8/19/2022	6,000,000	5,225,335	5,061,225	0.8%
Madison Park Funding XIV, Ltd.	Class E-R Notes	10.78% (SOFR + 5.80%)	10/22/2030	6/2/2023	2,375,000	2,037,896	2,341,712	0.4%

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Debt Class (Cayman Islands)(4)
Madison Park Funding XIV, Ltd.	Class F-R Notes	12.75% (SOFR + 7.77%)	10/22/2030	3/13/2020	4,500,000	3,421,507	4,327,606	0.7%
Madison Park Funding XL, Ltd.	Class E-R Notes	11.30% (SOFR + 6.45%)	5/28/2030	9/9/2022	3,460,000	3,077,194	3,384,928	0.5%
Marble Point 8, Ltd.	Class E-RR Notes	12.81% (SOFR + 7.22%)	4/28/2034	4/23/2024	$1,500,000	$1,412,214	$1,483,755	0.2%
Marble Point 18, Ltd.	Class E-R Notes	13.29% (SOFR + 7.70%)	10/15/2034	4/19/2024	1,375,000	1,316,121	1,398,119	0.2%
Mountain View CLO IX Ltd.	Class D-R Notes	11.59% (SOFR + 6.08%)	7/15/2031	1/11/2024	4,395,954	3,627,068	3,779,496	0.6%
Mountain View CLO IX Ltd.	Class E Notes	13.00% (SOFR + 8.02%)	7/15/2031	10/29/2018	3,625,000	3,527,298	1,584,305	0.2%
Mountain View CLO XIV, Ltd.	Class E-R Notes	12.95% (SOFR + 7.36%)	10/15/2034	4/10/2024	2,000,000	1,870,501	2,029,785	0.3%
Mountain View CLO XV, Ltd.	Class E-R Notes	13.41% (SOFR + 8.07%)	7/15/2037	5/9/2024	3,500,000	3,408,830	3,557,553	0.5%
Neuberger Berman CLO XV, Ltd.	Class E-R Notes	11.73% (SOFR + 6.75%)	10/15/2029	9/14/2022	1,375,000	1,254,601	1,377,609	0.2%
Newark BSL CLO 2, Ltd.	Class D Notes	11.28% (SOFR + 6.30%)	7/25/2030	7/27/2022	3,000,000	2,697,625	2,927,938	0.4%
Octagon Investment Partners 18-R, Ltd.	Class E Notes	13.23% (SOFR + 8.25%)	4/16/2031	10/15/2019	6,080,742	5,225,920	5,433,263	0.8%
Octagon Investment Partners 26, Ltd.	Class E-R Notes	10.91% (SOFR + 5.40%)	7/15/2030	1/18/2024	1,900,000	1,680,391	1,790,574	0.3%
Octagon Investment Partners 36, Ltd.	Class E Notes	10.41% (SOFR + 5.43%)	4/15/2031	11/15/2023	3,000,000	2,568,241	2,852,911	0.4%
Octagon Investment Partners 44, Ltd.	Class E-R Notes	12.34% (SOFR + 6.75%)	10/15/2034	4/19/2024	1,375,000	1,236,126	1,312,025	0.2%
Octagon Investment Partners 45, Ltd.	Class E-R Notes	11.54% (SOFR + 6.82%)	4/16/2035	12/13/2023	2,500,000	2,201,205	2,419,685	0.4%
Octagon Investment Partners 59, Ltd.	Class E Notes	12.19% (SOFR + 7.60%)	5/15/2035	4/19/2023	2,500,000	2,233,212	2,393,370	0.4%
Octagon Investment Partners XVII, Ltd.	Class F-R2 Notes	12.18% (SOFR + 7.20%)	1/27/2031	10/15/2019	5,362,500	4,505,710	4,021,301	0.6%
Octagon Investment Partners XXI, Ltd.	Class D-RR Notes	11.85% (SOFR + 7.00%)	2/14/2031	8/30/2023	2,750,000	2,487,901	2,721,911	0.4%
Octagon Investment Partners XXII, Ltd.	Class E-RR Notes	10.43% (SOFR + 5.45%)	1/22/2030	8/24/2023	1,500,000	1,290,240	1,391,496	0.2%
Octagon Investment Partners XXII, Ltd.	Class F-RR Notes	12.73% (SOFR + 7.75%)	1/22/2030	11/25/2019	5,500,000	4,610,747	4,626,693	0.7%
OZLM VIII, Ltd.	Class E-RR Notes	13.15% (SOFR + 8.17%)	10/17/2029	11/6/2018	8,400,000	8,216,531	8,159,804	1.3%
Rockford Tower CLO 2021-3, Ltd.	Class E Notes	11.70% (SOFR + 6.72%)	10/20/2034	9/15/2023	4,535,000	4,084,664	4,238,721	0.6%
Romark WM-R, Ltd.	Class E Notes	10.77% (SOFR + 5.26%)	4/21/2031	1/16/2024	5,534,750	4,828,292	5,130,040	0.8%

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Debt Class (Cayman Islands)(4)
Shackleton 2017-XI CLO, Ltd.	Class E Notes	11.73% (SOFR + 6.30%)	8/15/2030	3/1/2024	5,050,000	4,264,627	4,607,819	0.7%
Sound Point CLO IV-R, Ltd.(8)	Class F Notes	13.08% (SOFR + 8.10%)	4/18/2031	3/18/2019	3,620,849	3,348,404	1,477,182	0.2%
Sound Point CLO XX, Ltd.	Class E Notes	10.98% (SOFR + 6.26%)	7/28/2031	8/14/2023	$5,000,000	$3,509,007	$3,883,508	0.6%
Sound Point CLO XXIII, Ltd.	Class E-R Notes	11.98% (SOFR + 6.47%)	7/17/2034	2/9/2024	3,500,000	2,988,989	3,339,166	0.5%
Sound Point CLO XXIV, Ltd.	Class E-R Notes	12.31% (SOFR + 6.72%)	10/25/2034	4/24/2024	2,100,000	1,737,865	1,777,176	0.3%
Sound Point CLO XXV, Ltd.	Class E-R Notes	11.97% (SOFR + 7.25%)	4/25/2033	9/9/2022	3,000,000	2,577,946	2,873,040	0.4%
Sound Point CLO XXVII, Ltd.	Class E-R Notes	12.07% (SOFR + 6.56%)	10/25/2034	3/7/2024	1,600,000	1,401,912	1,533,067	0.2%
Sound Point CLO XXXI, Ltd.	Class E Notes	12.12% (SOFR + 6.61%)	10/25/2034	2/6/2024	3,600,000	3,182,370	3,447,889	0.5%
Sound Point CLO XXXIII, Ltd.	Class E Notes	11.42% (SOFR + 6.70%)	4/25/2035	6/13/2023	1,500,000	1,214,644	1,383,989	0.2%
TCW CLO 2019-2, Ltd.	Class E-R Notes	11.37% (SOFR + 6.65%)	10/20/2032	10/12/2023	3,000,000	2,700,445	2,868,823	0.4%
THL Credit Wind River 2014-2 CLO, Ltd.	Class F-R Notes	12.85% (SOFR + 7.87%)	1/15/2031	8/16/2022	3,000,000	2,230,260	1,250,535	0.2%
THL Credit Wind River 2016-1 CLO, Ltd.	Class E-R2 Notes	12.86% (SOFR + 7.35%)	10/15/2034	1/10/2024	1,500,000	1,315,850	1,407,529	0.2%
THL Credit Wind River 2017-1 CLO, Ltd.	Class E-R Notes	12.57% (SOFR + 7.06%)	4/18/2036	1/12/2024	1,950,000	1,804,943	1,924,231	0.3%
THL Credit Wind River 2017-3 CLO, Ltd.	Class E-R Notes	12.03% (SOFR + 7.05%)	4/15/2035	6/8/2023	2,000,000	1,719,147	1,920,141	0.3%
THL Credit Wind River 2019-1 CLO, Ltd.	Class E-R Notes	12.11% (SOFR + 6.60%)	7/20/2034	2/13/2024	1,590,000	1,367,240	1,526,334	0.2%
THL Credit Wind River 2022-2 CLO, Ltd.	Class E Notes	13.82% (SOFR + 8.57%)	7/20/2035	1/17/2024	7,300,000	6,895,133	7,210,042	1.2%
Venture XIX CLO, Ltd.	Class E-RR Notes	11.87% (SOFR + 6.36%)	1/15/2032	3/14/2024	1,500,000	1,223,496	1,431,151	0.2%
Venture XIX CLO, Ltd.	Class F-RR Notes	13.48% (SOFR + 8.50%)	1/15/2032	11/16/2018	7,900,000	7,725,985	5,160,790	0.8%
Venture XXXIII CLO, Ltd.	Class F Notes	12.98% (SOFR + 8.00%)	7/15/2031	12/3/2019	2,500,000	2,027,969	1,246,868	0.2%
Venture 37 CLO, Ltd.	Class E Notes	12.46% (SOFR + 6.95%)	7/15/2032	2/20/2024	3,000,000	2,422,880	2,988,546	0.5%
Voya CLO 2016-1, Ltd.	Class D-R Notes	10.76% (SOFR + 5.25%)	1/21/2031	2/2/2024	1,500,000	1,237,245	1,383,325	0.2%
Voya CLO 2016-3, Ltd.	Class D-R Notes	11.06% (SOFR + 6.08%)	10/20/2031	7/20/2023	3,000,000	2,179,357	2,860,190	0.4%
Voya CLO 2017-1, Ltd.	Class D Notes	11.08% (SOFR + 6.10%)	4/17/2030	9/9/2022	2,500,000	2,123,268	2,349,270	0.4%

Portfolio Investments(1)(5)(9)	Investment	Estimated Yield(2)/Interest Rate	Legal Maturity	Acquisition date	Principal Amount	Amortized Cost	Fair Value(3) Level 3	% of Net Assets
Collateralized Loan Obligation - Debt Class (Cayman Islands)(4)
Voya IM CLO 2012-4, Ltd.(8)	Class E-R-R Notes	15.83% (SOFR + 10.85%)	10/15/2030	10/11/2019	3,602,123	3,445,068	3,575,456	0.5%
Voya IM CLO 2013-3, Ltd.	Class D-R Notes	10.88% (SOFR + 5.90%)	10/18/2031	10/17/2023	2,500,000	2,061,011	2,317,654	0.4%
Voya IM CLO 2014-1, Ltd.(8)	Class E-R2 Notes	13.33% (SOFR + 8.61%)	4/18/2031	4/11/2019	$9,426,673	$7,855,141	$5,513,073	0.8%
Wellfleet CLO X, Ltd.	Class D-R Notes	12.20% (SOFR + 6.61%)	7/20/2032	4/10/2024	3,000,000	2,733,801	2,890,536	0.4%
Total Collateralized Loan Obligation - Debt Class						$286,264,308	$291,660,354	44.3%

Total Portfolio Investments						$1,041,042,994	$955,947,309	145.3%
Assets, other than investments, less liabilities and Cumulative Preferred stock							(297,929,595)	(45.3%)
Net Assets applicable to Common Shares							$658,017,714	100.0%

(1) The Company does not "control" and is not an "affiliate" of any of the portfolio investments, each term as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). In general, under the 1940 Act, the Company would be presumed to "control" a portfolio company if the Company owned 25% or more of its voting securities and would be an "affiliate" of a portfolio company if the Company owned 5% or more of its voting securities.

(2) The CLO subordinated notes, income notes and preferred shares are considered equity positions in the CLOs. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to senior debt holders and CLO expenses. The current estimated yield, calculated using amortized cost, is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(3) Fair value is determined by or under the direction of the Company’s Board of Directors. For intra-quarter end periods, the Company’s Board of Directors has designated the Advisor to fair value the Company’s investments. As of June 30, 2024, all of the Company’s investments were classified as Level 3. ASC 820 classifies such unobservable inputs used to measure fair value as Level 3 within the valuation hierarchy.

(4) The interest rate on these investments is subject to the base rate of 3-Month Term SOFR, which was 5.32% at June 30, 2024. The current base rate for each investment may be different from the reference rate on June 30, 2024.

(5) The securities in which the Company has invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(6) The effective yield has been estimated to be 0% as expected future cash flows are anticipated to not be sufficient to repay the investment at cost. If the expected investment proceeds increase, there is a potential for future investment income from the investment. Distributions, once received, will be recognized as return of capital, and when called, any remaining unamortized investment costs will be written off if the actual distributions are less than the amortized investment cost. To the extent that the cost basis of the senior secured notes is fully recovered, any future distributions will be recorded as realized gains.

(7) Security was called for redemption and the liquidation of the underlying loan portfolio is ongoing.
(8) This investment has contractual payment-in-kind (“PIK”) interest. PIK interest computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date.
(9) All investments are pledged as collateral for the Credit Facility.

Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan pursuant to which shareholders will have the full amount of their distributions reinvested in additional shares. Participants in our distribution reinvestment plan are free to revoke or reinstate participation in the distribution reinvestment plan within a reasonable time as specified in the plan. If you elect not to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our Board of Directors authorizes, and we declare, a cash distribution, then if you have “opted out” of our distribution reinvestment plan you will receive your distributions in cash rather than having them reinvested in additional shares. During this offering, we generally intend to coordinate distribution payment dates so that the calculation of the issuance price for purchasers under the distribution reinvestment plan is based on a recently available net asset value. In such case, the issuance price for your reinvested distributions will be equal to 95% of the Class I offering price that is based on the net asset value most recently available at the time the distribution is payable.

Our distribution reinvestment plan was amended and restated effective April 25, 2022 (the “Amendment Date”). If you held shares of the Company prior to the Amendment Date, your status as a participant or non-participant in the plan will not change on the Amendment Date and will remain unchanged unless you elect to change your participation as specified in the plan, or you purchase new shares of the Company and select a different participation status for those shares. Importantly, all shares held by a shareholder in one account must have the same status with respect to participation in the plan. That means that, if you purchase new shares of the Company after the Amendment Date and do not specifically elect to receive cash distributions, you will become a participant in the plan with respect to all of our shares that you hold, no matter when they were purchased or what your prior election was.

See “Distribution Reinvestment Plan.” No commissions or fees will be assessed pursuant to our distribution reinvestment plan.
Taxation
We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders from our tax earnings and profits. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”
Corporate Information
Our principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York, 10016. We maintain a website at www.priorityincomefund.com (which is not intended to be an active hyperlink). Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
Recent Events
During the period from July 1, 2024 through October 24, 2024, we made 6 CLO debt investments totaling approximately $19.9 million, 6 of which represented new investments. During the period from July 1, 2024 through October 24, 2024, we made 7 CLO equity investments totaling approximately $41.5 million, 3 of which represented new investments. During the period from July 1, 2024 through October 24, 2024, we sold 5 CLO equity investments totaling approximately $21.3 million.
During the period from July 1, 2024 through October 24, 2024, we raised $32.6 million of capital, net of offering proceeds, through the issuance of 3,046,119 shares of our common stock.

On July 25, 2024, in connection with our monthly net asset value determination process, we announced that the net asset value as of June 30, 2024 is $10.85 per share of our common stock. In connection with our updated net asset value, we also announced a change in the public offering prices of our common stock as follows: $11.64 per share designated as “Class R,” $10.93 per share designated as “Class RIA,” and $10.85 per share designated as “Class I” from $11.83 per share designated as “Class R,” $11.11 per share designated as “Class RIA,” and $11.03 per share designated as “Class I.” The change in the public offering price was effective as of our July 1, 2024 monthly closing and first applied to subscriptions received from May 29, 2024 through June 25, 2024.

On September 20, 2024, in connection with our monthly net asset value determination process, we announced that the net asset value as of August 31, 2024 is $10.73 per share of our common stock. In connection with our updated net asset value, we also announced a change in the public offering prices of our common stock as follows: $11.51 per share designated as “Class R,” $10.81 per share designated as “Class RIA,” and $10.73 per share designated as “Class I” from $11.43 per share designated as “Class R,” $10.74 per share designated as “Class RIA,” and $10.66 per share designated as “Class I.” The change in the public offering price was effective as of our September 3, 2024 monthly closing and first applied to subscriptions received from July 27, 2024 through August 27, 2024.

On September 20, 2024, in connection with our monthly net asset value determination process, we announced that the net asset value as of August 31, 2024 is $10.73 per share of our common stock. In connection with our updated net asset value, we also announced a change in the public offering prices of our common stock as follows: $11.51 per share designated as “Class R,” $10.81 per share designated as “Class RIA,” and $10.73 per share designated as “Class I” from $11.43 per share designated as “Class R,” $10.74 per share designated as “Class RIA,” and $10.66 per share designated as “Class I.” The change in the public offering price was effective as of our September 3, 2024 monthly closing and first applied to subscriptions received from July 27, 2024 through August 27, 2024.

On October 23, 2024, in connection with our monthly net asset value determination process, we announced that the net asset value as of September 30, 2024 is $10.49 per share of our common stock. In connection with our updated net asset value, we also announced a change in the public offering prices of our common stock as follows: $11.25 per share designated as “Class R,” $10.57 per share designated as “Class RIA,” and $10.49 per share designated as “Class I” from $11.51 per share designated as “Class R,” $10.81 per share designated as “Class RIA,” and $10.73 per share designated as “Class I.” The change in the public offering price was effective as of our October 1, 2024 monthly closing and first applied to subscriptions received from August 28, 2024 through September 25, 2024.

On August 23, 2024 and September 27, 2024, we drew $4,200,000 and $14,500,000, respectively, on the Facility. As of October 24, 2024, there was a $38,200,000 outstanding Facility balance.

On September 9, 2024, our Board authorized and we declared a series of distributions for our Series D Term Preferred Stock Due 2029, Series F Term Preferred Stock Due 2027, Series G Term Preferred Stock Due 2026, Series H Term Preferred Stock Due 2026, Series I Term Preferred Stock Due 2028, Series J Term Preferred Stock Due 2028, Series K Cumulative Preferred Stock and Series L Term Preferred Stock Due 2029 payable on September 30, 2024, as reflected in the following table. Preferred stockholders of each respective Series on the record date, the close of business on September 23, 2024, received the respective distributions on the payment date, September 30, 2024.

	Series D Term Preferred Stock due 2029	Series F Term Preferred Stock due 2027	Series G Term Preferred Stock due 2026	Series H Term Preferred Stock due 2026	Series I Term Preferred Stock due 2028	Series J Term Preferred Stock due 2028	Series K Cumulative Preferred Stock	Series L Term Preferred Stock due 2029
Total amount per share	$0.43750	$0.41406	$0.39063	$0.37500	$0.38281	$0.37500	$0.43750	$0.39844

On September 9, 2024, our Board of Directors declared a series of distributions for the months of September through November 2024, reflected in the following table. Common stockholders of record as of each respective record date are entitled to receive the distributions.

Record Date	Payment Date	Total Amount per Share(a)
September 10, 2024(b)	September 30, 2024	$0.104727
October 3, 2024(b)	October 28, 2024	$0.104727
November 5, 2024(b)	December 2, 2024	$0.124867

(a)Total amount per share represents the total distribution rate for the record dates indicated.
(b)Includes bonus distributions.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Class R shares sold in this offering will bear directly or indirectly. You will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Priority Income Fund, Inc.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.
Stockholder Transaction Expenses (as a percentage of offering price)(1)

Sales load to Dealer Manager(2)	6.75%
Offering expenses(3)	1.00%
Distribution reinvestment plan fees(4)	—
Total stockholder transaction expenses	7.75%
Annual expenses (as a percentage of average net assets attributable to shares)(1)

Management fee(5)	2.89%
Incentive fees payable under our Investment Advisory Agreement (up to 20% on net investment income, subject to a hurdle rate of 6% annualized)(6)	1.88%
Interest payments on borrowed funds(7)	3.13%
Other expenses(8)	2.21%
Total annual expenses(9)	10.11%
Example
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our shares. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a sales load of 6.75%, comprised of a selling commission of 6.0% and a Dealer Manager fee of 0.75%, with respect to shares sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return(1)(6)	$151	$294	$427	$724
You would pay the following expenses on a $1,000 investment, assuming the fixed preferred return is achieved(1)(6)	$168	$340	$498	$839
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(1)Amount assumes that we sell $131.6 million worth of our common stock during the 12 months following the date of this prospectus, which represents the average monthly rate of capital raised during the 3 months from April 1, 2024 to June 30, 2024 over 12 months. As of June 30, 2024, we had net assets of approximately $658.0 million. Assuming we raise an additional $131.6 million over the 12 months following the date of this prospectus, we would receive net offering proceeds from such sales of $126.2 million, resulting in estimated net assets of $784.2 million and average net assets of $726.4 million, based on our net assets of $658.0 million as of June 30, 2024. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $131.6 million of our shares during the twelve months following the date of this prospectus.
(2)“Sales load” includes selling commissions of 6.0% and dealer manager fees of 0.75% payable upon a purchase of Class R shares.
(3)Amount reflects an estimate of the maximum amount of offering expenses we may incur of 1% of gross offering proceeds based on estimated amounts over the next twelve months. This amount includes certain costs and expenses for which we may reimburse our Dealer Manager.
(4)The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”
(5)Our base management fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 2.0% of the value of our average total assets, and based on the average value of our total assets as of the end of the two most recently completed calendar quarters). Our base management fee has been calculated on the basis of our average total assets over the following twelve months and includes routine non-compensation overhead expenses of our Adviser under the Investment Advisory Agreement (up to a maximum of 0.0625% of our total assets per quarter, or 0.25% per year). Routine non-compensation overhead expenses consist primarily of expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance. The percentage reflected in the table is higher than 2.0% because it is calculated on our average net assets (rather than our average total assets). See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.”
(6)The subordinated incentive fee is based on the expected amount to be paid to the Adviser for the year ended June 30, 2025. However, the subordinated incentive fee payable to our Adviser is based on our performance and will not be paid unless we achieve certain performance targets. For example, the subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees” for a full explanation of how this incentive fee is calculated.
(7)“Interest payments on borrowed funds” represents our annualized effective interest expense and includes dividends payable on shares of our Series D Term Preferred Stock, which accrue dividends at a fixed annual rate of 7.00% per annum, dividends payable on shares of our Series F Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.625% per annum, dividends payable on shares of our Series G Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.250% per annum, dividends payable on shares of our Series H Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.000% per annum, dividends payable on shares of our Series I Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.125% per annum, dividends payable on shares of our Series J Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.000% per annum, dividends payable on shares of our Series K Cumulative Preferred Stock, which accrue dividends at a fixed annual rate of 7.000% per annum and dividends payable on shares of our Series L Term Preferred Stock, which accrue dividends at a fixed annual rate of 6.375% per annum. It also includes estimated payments under the Facility. We anticipate having an average drawn balance on the Facility of $19.5 million that will incur interest at 1 month SOFR plus 3.25% subject to a SOFR floor of 0.25%. Also included is a 0.375% undrawn fee based on the assumed $55.5 million of the unused commitment on the Facility. Additional projected amounts considered in calculating the above include interest expense, amortization of deferred financing costs, and amortization of discount on the $30 million balance of the 2035 Notes that accrue interest at a rate of 6.50% per annum. The percentage disclosed assumes 1,094,065 shares of Series D Preferred Stock outstanding, 1,233,428 shares of Series F Preferred Stock outstanding, 1,472,000 shares of Series G Preferred Stock outstanding, 1,196,000 shares of Series H Preferred Stock outstanding, 1,600,000 shares of Series I Preferred Stock outstanding, 1,580,000 shares of Series J Preferred Stock outstanding, 1,600,000 shares of Series K Preferred Stock and 1,100,000 shares of Series L Preferred Stock. We may issue additional shares and/or series of preferred stock or debt securities in the 12 months following the date of this prospectus. In the event we were to issue additional shares of preferred stock or debt securities, our borrowing costs, and correspondingly our total annual expenses, including, in the case of such preferred stock, our base management fee as a percentage of our net assets attributable to common stock, would increase.
(8)Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of our Administrator, fees payable to our independent directors and quarterly allocation by Prospect Capital Management at an up to 0.25% per annum rate of the Company’s average monthly net assets, for payment of issuer support services provided by Preferred Shareholder Services LLC, an affiliate of the Dealer Manager. The amount presented in the table is based on estimated amounts that may be incurred during the year ended June 30, 2025. The estimate of our administrative costs is based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement, as well as reimbursement of routine non-compensation overhead expenses of our Adviser under the Investment Advisory Agreement. “Other expenses” does not include non-recurring expenses. See “Administration Agreement,” “Investment Advisory Agreement” and “Investment Objective and Strategy.”
(9)The indirect expenses associated with the Company’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 13.33%.
The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at net asset value, we generally intend that participants in our distribution reinvestment plan during this offering will receive a number of our shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 95% of the Class I offering price that is based on the net asset value most recently available at the time the distribution is payable. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

COMPENSATION OF THE DEALER MANAGER AND THE ADVISER
The Dealer Manager receives compensation and reimbursement for services relating to this offering, and we compensate our Adviser for the investment and management of our assets. The most significant items of compensation, fees and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee and the subordinated incentive fee on income are calculated, see “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.” In addition to the compensation described below, an affiliate of the Dealer Manager will receive compensation from Prospect Capital Management, the parent company of our Adviser, in exchange for providing certain non-offering issuer-support services pursuant to a services agreement. Prospect Capital Management is responsible for any payments due under such services agreement. As of January 1, 2022, Prospect Capital Management will allocate the costs under such services agreement to the Company quarterly, at an up to 0.25% per annum rate of the Company’s average monthly net assets.

Type of Compensation	Determination of Amount
Fees to the Dealer Manager
Sales load selling commissions(1)	Up to 6.0% of gross offering proceeds from the offering; all selling commissions are expected to be re-allowed to selected broker-dealers.
Dealer manager fee(1)	0.75% of gross proceeds.
Reimbursement to Our Dealer Manager
Other distribution expenses	We intend to reimburse the Dealer Manager for certain distribution expenses to the extent that the aggregate amount of such reimbursements would not cause the aggregate amount of the selling commissions, dealer manager fee, accountable due diligence expenses and the other offering expenses borne by the Dealer Manager, including the commissions, non-transaction based compensation, travel and associated costs of the wholesalers, non-cash compensation, and the reasonable out-of-pocket expenses of the Dealer Manager and the selected broker-dealers, to exceed 8.0% of the gross offering proceeds. See “Plan of Distribution.”

Adviser Fees
Base management fee	The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in any such other quarter as our Adviser shall determine. We will also reimburse our Adviser for routine non-compensation overhead expenses.

Type of Compensation	Determination of Amount
Subordinated incentive fee on income(2)(3)
The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter (an annualized rate of 6.0%). No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the preferred quarterly return of 1.5% on the value of our net assets at the end of the immediately preceding calendar quarter. For any calendar quarter in which pre-incentive fee net investment income is greater than the preferred quarterly return, but less than 1.875%, the subordinated incentive fee on income shall equal the amount of pre-incentive fee net investment income in excess of the preferred quarterly return. This fee is referred to as the catch-up and provides an increasing fee, but is in no event greater than the 20.0% of the pre-incentive fee net investment income, as the pre-incentive fee net investment income increases from a 1.5% to a 1.875% quarterly return on the value of our net assets at the end of the immediately preceding calendar quarter. For any calendar quarter in which the pre-incentive fee net investment income exceeds 1.875% of the value of our net assets at the end of the immediately preceding calendar quarter, the subordinated incentive fee on income shall equal 20.0% of pre-incentive fee net investment income.

Other Expenses
Other operating expenses	We will reimburse the expenses incurred by Prospect Administration in connection with its provision of administrative services provided to us, including the compensation payable by Prospect Administration to our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of Prospect Administration.
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(1)This table assumes that all shares sold in this offering are Class R shares that incur a full sales load. The selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries and sales to our affiliates. In particular, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. No selling commissions or dealer manager fees will be paid in connection with share issued under our distribution reinvestment plan. The dealer manager fee may be used to pay the Dealer Manager’s wholesalers for commissions and non-transaction based compensation and may be reallowed by the Dealer Manager to participating broker-dealers for assistance in selling and marketing our shares. See “Plan of Distribution-Compensation of Dealer Manager and Selected Broker-Dealers.”
(2)A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our investments. Accordingly, an increase in interest rates may make it easier for us to meet or exceed the subordinated incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Adviser.
(3)As the quarterly pre-incentive fee net investment income rises from 1.5% to 1.875%, the “catch-up” feature allows our Adviser to recoup the fees foregone as a result of the existence of the investor’s preferred quarterly return. Certain of the advisory fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory Agreement” in this prospectus and “Certain Relationships and Related Party Transactions” in the SAI for a more detailed description of the fees and expenses payable to our Adviser, the Dealer Manager and its affiliates, and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.
Q:    What is a “RIC”?
A:    A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level U.S. federal income taxes on any income or capital gains that it distributes to its stockholders as dividends from its taxable earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.
Q:    Who will choose which investments to make?
A:    All investment decisions will be made by our Adviser. Our Board of Directors, including a majority of independent directors, will oversee and monitor our investment performance. Beginning with the second anniversary of the date of the Investment Advisory Agreement, our Board of Directors will annually review the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out.
Q:    What is the experience of our Adviser?
A:    Our investment activities are managed by our Adviser, who oversees the management of our activities and the day-to-day management of our investment operations. Our Adviser’s professionals have significant experience across private lending and private equity investing, including experience advising and managing a business development company through Prospect Capital Management’s management agreement with Prospect Capital Corporation. See “Management” and “Portfolio Management” for more information on the experience of our Adviser’s professionals.
As of June 30, 2024, funds managed by Prospect Capital Management and its affiliated registered investment advisers have invested approximately $3.4 billion in the Target Securities of CLOs managed by third party CLO collateral managers. Our Adviser’s professionals will utilize its experience in investing in CLOs and make recommendations to our Adviser in a manner that is consistent with its existing investment and monitoring processes.
Q:    How does a “best efforts” offering work?
A:    When shares are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell our shares. Broker-dealers do not have a firm commitment or obligation to purchase any of the shares.
Q:    How long will this offering last?

A:    This is a continuous offering of our shares as permitted by the federal securities laws. We intend to continue this offering until the earlier of the completion of the offering or the expiration of the offering period. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million. We will file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering until the expiration date set forth above. Your ability to purchase shares and submit shares for repurchase will not be affected during this time.

Q:    Will I receive a share certificate?
A:    No. Our Board of Directors has authorized the issuance of our shares without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all of our shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs. It is possible that at some point in the future, the shares may be eligible for clearance and settlement through a national clearing agency, which is an entity that acts as an intermediary in making payments or deliveries or both in connection with securities transactions and may permit the settlement of securities transactions without the physical delivery of subscription agreements.
Q:    How do I subscribe for shares?
A:    In order to purchase shares of our common stock, you must (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. Investors may only purchase our shares pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least four business days prior to the first day of the month (unless waived by us).
Q:    What is the per share purchase price?
A:    We are offering our shares at an offering price equal to our NAV per share, as of the effective date of the monthly share purchase date, plus selling commissions and dealer manager fees.
Q:    When will the NAV per share be available?
A:    We expect to report our NAV per share as of the last calendar day of the applicable month on our website generally within 15 business days of the last calendar day of the applicable month. Because subscriptions must be submitted at least four business days prior to the first day of the applicable month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.
For example, if you are subscribing in October, your subscription must be submitted at least four business days prior to November 1. The purchase price for your Common Shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 15 business days from October 31.
Q:    What is the difference between the classes of shares being offered?
A:    We sell our shares of common stock with differing up-front sales loads. For example, holders will either pay (i) selling commissions and dealer manager fees, (ii) dealer manager fees, but no selling commissions or (iii) no selling commissions or dealer manager fees. However, regardless of the sales load paid, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as our “Class R Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as our “Class RIA Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, or (5) to other institutional investors are charged no selling commissions or dealer manager fees and are referred to as our “Class I Shares.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.
Q:    Is there any minimum initial investment required?
A:     Yes. To purchase shares in this offering, you must make an initial purchase of at least $1,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:    Can I invest through my IRA, Keogh or after-tax deferred account?
A:    Yes. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or directors of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.
Q:    How will the payment of fees and expenses affect my invested capital?
A:    The payment of fees and expenses will reduce the funds available to us for investments and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares.
Q:    Will the distributions I receive be taxable?
A:    Cash distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. We do not expect that special share distributions that we pay ratably to all investors from time to time, if any, will be taxable.
Q:    When will I get my detailed tax information?
A:    We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts to be included in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.
Q:    Will I be notified on how my investment is doing?
A:    We file periodic reports, proxy statements and other information with the SEC. This information will be available on the SEC’s website at www.sec.gov. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink). These reports should not be considered a part of or as incorporated by reference into this prospectus, or the registration statement of which this prospectus is a part.
Q:    Will I be able to sell my shares in a secondary market?
A:    Our shares are not currently listed on an exchange, and we do not expect a public trading market to develop for them in the foreseeable future, if ever. Because of the lack of a trading market for our shares, holders of shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Q:    Are there any restrictions on the transfer of shares?
A:    No. Shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, our shares are not listed on an exchange, and we do not expect a public trading market to develop for them in the foreseeable future, if ever.

We have instituted a share repurchase program, but are under no obligation to continue the program. We will limit the number of shares that we will offer to repurchase. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors—Risks Related to an Investment in Our Shares.”
Q:    Will I otherwise be able to liquidate my investment?
A:    We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a termination, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” While we may pursue a liquidity event, we expect to continue to extend the offering, including on a continuous basis. The extension of the offering is in the sole discretion of the Board of Directors. As a result, there can be no assurance that we will complete a liquidity event at all; however, we expect to continue our share repurchase program. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval. As a result, a liquidity event may not occur at all.
Q:    Who can help answer my questions?
A:    If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the Dealer Manager at:

Preferred Capital Securities, LLC
3284 Northside Parkway, Suite 150
Atlanta, GA 30327
855-320-1414

FINANCIAL HIGHLIGHTS
The following is a schedule of financial highlights for the fiscal years ended June 30, 2024, 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016 and 2015. The Company offers shares of its common stock that differ only with respect to the sales load that purchasers in the offering must pay. Each share of our common stock has identical voting and distributions rights, bears its own pro rata portion of the Company’s expenses and has the same net asset value. As such, the financial highlights are presented for the Company as a whole.

The financial highlights for the fiscal year ended June 30, 2024 is included in our financial statements which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm for the most recent fiscal year.The financial data for the fiscal years ended June 30, 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016 and 2015 is included in our financial statements which have been audited by BDO USA, P.C., our independent registered public accounting firm for those fiscal years. You should read these financial highlights in conjunction with the financial statements and related notes included in our annual reports filed with the SEC and available on its website at www.sec.gov. Historical data is not necessarily indicative of the results to be expected for any future period. The data should be read in conjunction with our financial statements and related notes thereto included in this prospectus.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2021	June 30, 2020	June 30, 2019
Per share data:
Net asset value, beginning of year	$11.31	$12.04	$12.15	$10.57	$13.02	$13.47

Net investment income(a)(g)	1.31	2.16	1.83	1.84	1.48	1.61
Net realized gain (loss) and net change in unrealized appreciation/depreciation on investments(a)	(0.36)	(1.43)	(0.57)	1.07	(2.63)	(0.71)
Net realized gain(loss) on repurchase of preferred stock(a)	—	(0.01)	(0.04)	(0.05)	0.04	—
Net increase (decrease) in net assets resulting from operations	0.95	0.72	1.22	2.86	(1.11)	0.90
Dividends declared on Cumulative Preferred Stock	(0.05)	(0.06)	(0.05)	—	—	—
	0.90	0.66	1.17	2.86	(1.11)	0.90
Distributions to common stockholders(f)
Dividends from net investment income (a)	(1.36)	(1.36)	(1.33)	(0.59)	(0.69)	(1.00)
Capital gain(a)	—	—	—	—	—	(0.01)
Return of capital(a)	—	—	—	(0.67)	(0.72)	(0.47)
Total distributions(b)	(1.36)	(1.36)	(1.33)	(1.26)	(1.41)	(1.48)
Offering costs(a)	—	—	—	—	—	—
Other(c)	—	(0.03)	0.05	(0.02)	0.07	0.13
Net asset value, end of year	$10.85	$11.31	$12.04	$12.15	$10.57	$13.02

Total return, based on NAV(d)	8.91%	6.14%	10.71%	29.13%	(8.83)%	8.06%
Supplemental Data:
Net assets, end of year	$658,017,714	$609,387,244	$529,829,535	$448,284,587	$347,800,248	$399,704,924

Ratio to average net assets:
Total Expenses excluding expense support (reimbursements)/repayments(g)	11.10%	13.17%	12.02%	12.94%	11.32%	8.46%
Expenses after expense support (reimbursements)/repayments, net(e)(g)	11.10%	13.17%	12.02%	12.94%	11.32%	8.46%
Net investment income(g)	11.73%	18.79%	14.63%	16.23%	12.20%	11.90%
Portfolio turnover	6.55%	1.03%	1.74%	3.74%	1.66%	1.44%

(a) Calculated based on weighted average shares outstanding during the year.
(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.
(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that dividends are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. For periods less than one year, total return is not annualized.
(e) There were no expense support repayments (reimbursements) for the years ended June 30, 2019, 2020, 2021, 2022, 2023 and 2024.
(f) The amounts reflected for the year ended June 30, 2019 were updated based on tax information received subsequent to the filing of the annual report on Form N-CSR filing.
(g) Net investment income per share data and ratios reflect income earned and expenses incurred on assets attributable to preferred shares (as described in Note 7. Mandatorily Redeemable Preferred Shares in our Form N-CSR filing). The expense ratios also reflect expenses incurred on assets attributable to preferred shares. Preferred shares are only outstanding for periods after June 27, 2018 and the ratio of preferred dividend expense to average net assets applicable to the common shares for the years ended June 30, 2024, 2023, 2022, 2021 2020 and 2019 are 2.51%, 2.75%, 2.99%, 3.54%, 2.94% and 1.34%, respectively.

	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2018	June 30, 2017	June 30, 2016	June 30, 2015
Per share data:
Net asset value, beginning of year	$14.43	$14.24	$13.39	$9.60

Net investment income(a)(f)	1.60	1.76	2.03	1.64
Net realized gain (loss) and net change in unrealized appreciation/depreciation on investments(a)	(1.19)	(0.22)	0.27	0.58
Net realized gain(loss) on repurchase of preferred stock(a)	—	—	—	—
Net increase (decrease) in net assets resulting from operations	0.41	1.54	2.30	2.22
Dividends declared on Cumulative Preferred Stock	—	—	—	—
	0.41	1.54	2.30	2.22
Distributions to common stockholders
Dividends from net investment income (a)	(0.83)	(1.30)	(1.50)	(1.50)
Capital gain(a)	(0.03)	—	—	—
Return of capital(a)	(0.64)	(0.21)	—	—
Total distributions(b)	(1.50)	(1.51)	(1.50)	(1.50)
Offering costs(a)	—	—	(0.02)	(0.27)
Other(c)	0.13	0.16	0.07	3.34
Net asset value, end of year	$13.47	$14.43	$14.24	$13.39

Total return, based on NAV(d)	3.94%	12.82%	19.13%	56.24%
Supplemental Data:
Net assets, end of year	$332,681,912	$285,033,346	$182,280,330	$69,237,648

Ratio to average net assets:
Total Expenses excluding expense support (reimbursements)/repayments(f)	6.41%	6.91%	7.11%	9.76%
Expenses after expense support (reimbursements)/repayments, net(e)(f)	6.25%	7.52%	3.49%	—%
Net investment income(f)	11.46%	12.22%	14.94%	13.04%
Portfolio turnover	1.10%	1.00%	1.00%	1.00%

(a) Calculated based on weighted average shares outstanding during the year.
(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.
(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that dividends are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. For periods less than one year, total return is not annualized.
(e) For the years ended June 30, 2018, 2017, 2016, 2015, and 2014 there were expense support repayments (reimbursements), net of ($675,148), $1,441,093, ($4,630,655), ($1,593,549), and ($1,250,711), respectively.
(f) Net investment income per share data and ratios reflect income earned and expenses incurred on assets attributable to preferred shares (as described in Note 7. Mandatorily Redeemable Preferred Shares in our Form N-CSR filing). The expense ratios also reflect expenses incurred on assets attributable to preferred shares. Preferred shares are only outstanding for periods after June 27, 2018 and the ratio of preferred dividend expense to average net assets applicable to the common shares for the year ended June 30, 2018 is 0.00%.

RISK FACTORS
Investing in our shares involves a number of significant risks. In addition to the other information contained elsewhere in this prospectus, you should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Structure
Our Board of Directors may change our investment objective by providing our stockholders with 60 days prior notice, or may modify or waive our current operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in Senior Secured Loans, with an emphasis on current income. Our investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior notice. In addition, our Board of Directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results or the value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our public offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our public offering. Finally, since our shares are not listed on a national securities exchange, you will be limited in your ability to sell your shares in response to any changes in our investment objective, operating policies, investment criteria or strategies.
The SEC staff could modify its position on certain non-traditional investments, including investments in CLOs.
The staff of the SEC has undertaken a broad review of the potential risks associated with different asset management activities, focusing on, among other things, liquidity risk and risk from leverage. The staff of the Division of Investment Management has, in correspondence with registered management investment companies, raised questions about the level and special risks of investments in CLOs. While it is not possible to predict what conclusions the staff will reach in these areas, or what recommendations the staff might make to the SEC, the imposition of limitations on investments by registered management investment companies in CLOs could adversely impact our ability to implement our investment strategy and/or our ability to raise capital through public offerings, or cause us to take certain actions with potential negative impacts on our financial condition and results of operations. We are unable at this time to assess the likelihood or timing of any such regulatory development.
Price declines in the markets for Target Securities, especially equity and junior tranches of CLOs and Senior Secured Loans, may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.
Prior to the onset of the financial crisis, CLOs, hedge funds and other investment vehicles comprised the majority of the market for purchasing and holding Senior Secured Loans (both with first liens and second liens). As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. The pervasive forced selling and the resultant price declines led to the elimination or significant impairment of many of our leveraged competitors for investment opportunities, especially those having built their investment portfolios prior to the financial crisis.
While prices appreciated measurably during 2009 and 2010, conditions in the markets for Target Securities may deteriorate again, which may cause pricing levels to decline. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations. For example, recent disruptions in the capital markets related to the outbreak of the coronavirus have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations, and cash flows, and could cause us to suffer unrealized depreciation and incur realized losses. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to the Company. These events could affect our ability to repay our indebtedness when due, limit our investment purchases, limit the Company’s ability to grow and have a negative impact on the Company’s operating results and the fair values of our CLO debt and CLO equity investments.
Economic recessions or downturns could impair our portfolio investments and adversely affect our operating results.

The underlying borrowers for many of our CLO investments may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods.

In an economic downturn, we may have non-performing assets or non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our CLO investments. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from making or increasing investments and adversely affect our operating results.
Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

Deterioration in the economic conditions in the Eurozone and globally, including instability in financial markets, may pose a risk to our business. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the effect of the United Kingdom leaving the European Union (the “EU”), and market volatility and loss of investor confidence driven by political events. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the Israel-Hamas war and conflict between Russia and Ukraine, and resulting market volatility, could adversely affect the Company’s business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s business, financial condition, cash flows and results of operations and could cause the market value of the Company’s common stock and/or debt securities to decline. These and any related events could also negatively impact the performance of our CLO’s underlying borrowers.

Political, social and economic uncertainty creates and exacerbates risk.

Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) will occur that create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the U.S. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.

Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including, but not limited to, a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high, rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.

Inflation can adversely impact our cost of capital and the value of our portfolio investments.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, inflation levels have been at their highest point in nearly 40 years and the Federal Reserve has continued its campaign to raise certain benchmark interest rates in an effort to combat inflation. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or will continue to have a significant effect on the U.S. or other economies. As inflation increases, the real value of our common stock and distributions may decline. In addition, during any periods of rising inflation, the borrowing costs associated with our use of leverage would likely increase, which would tend to further reduce returns to common stockholders. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy and changes in economic policies, and our investments may not keep pace with inflation, which may result in losses to our stockholders.

Any public health emergency, or any outbreak of existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.

The extent of the impact of any public health emergency on our and our portfolio companies’ operational and financial performance will depend on many factors, including the duration and scope of such public health emergency, the actions taken by governmental authorities to contain its financial and economic impact, the extent of any related travel advisories and restrictions implemented, the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity and the extent of its disruption to important global, regional and local supply chains and economic markets, all of which are highly uncertain and cannot be predicted. In addition, our and our portfolio companies’ operations may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any of our or our portfolio companies’ personnel. This could create widespread business continuity issues for us and our portfolio companies.

These factors may also cause the valuation of our investments to differ materially from the values that we may ultimately realize. Valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information.

Any public health emergency, or any outbreak of existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.

Legislative or other actions relating to taxes could have a negative effect on us.
Legislative or other actions relating to taxes could have a negative effect on us or our stockholders. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. We cannot predict with certainty how any changes in the tax laws might affect us, our stockholders or our investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification, or could have other adverse consequences. Investors are urged to consult with their tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our securities.
Interest rate fluctuations may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

Our debt investments may be based on floating rates, such as SOFR, EURIBOR, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.
Because we have issued shares of preferred stock and may borrow money and may issue additional shares of preferred stock to finance investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred stock, which could reduce our net investment income.
You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Adviser with respect to the portion of the Incentive Fee based on income.
Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed.
Since we have no employees, we will depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser will evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of any of our Adviser’s professionals could have a material adverse effect on our ability to achieve our investment objective.
Our ability to achieve our investment objective depends on our Adviser’s ability to identify, analyze, invest in, finance and monitor companies and investments that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.
Both the Investment Advisory Agreement and Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by our Adviser upon 60 days’ notice to us. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace our Adviser or Prospect Administration.
Because our business model depends to a significant extent upon relationships with investment banks, commercial banks and CLO collateral managers, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
Our Adviser depends on its relationships with investment banks, commercial banks and CLO collateral managers, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser has relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
We compete for investments with other investment companies and investment funds (including private equity funds, mezzanine funds and CLOs), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, invest in Target Securities. As a result of these new entrants, competition for investment opportunities in Target Securities may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for Target Securities is underserved by financing sources generally. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a registered closed-end management investment company.
A significant portion of our investment portfolio will be recorded at fair value as determined in good faith pursuant to our valuation procedures and, as a result, there will be uncertainty as to the value of our investments.
Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to our valuation procedures. Typically, there will not be a public market for the investments that we make. Our Target Securities, and particularly our investments in the equity and junior debt tranches of CLOs, are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities monthly at fair value as determined in good faith pursuant to our valuation procedures. Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of securities in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our Board of Directors. Such estimates may be unaudited or may be subject to little verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.
There is a risk that investors in our shares may not receive distributions and that our distributions may not grow over time.
We intend to make distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a registered closed-end management investment company, we may be limited in our ability to make distributions. See “Regulation—Senior Securities” in the SAI. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. In particular, if the current period of market disruption and instability caused by inflationary pressures and various geopolitical tensions continues for an extended period of time, our ability to declare and pay distributions on our shares may be adversely impacted. Under such circumstances, our distributions may not be consistent with historical levels, may not grow over time, and may partially comprise a return of capital; and it is possible that investors may not receive distributions at all. For more information regarding the various economic and geopolitical conditions affecting us, see “Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability,” beginning on page 40 of the prospectus.
The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.
We intend, subject to change by our Board of Directors, to declare distributions on a quarterly basis and pay distributions on a monthly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus, including the risk that the current period of market disruption and instability caused by the coronavirus pandemic may continue for an extended period of time. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in you recognizing more gain (or less loss) when your shares are sold. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.
Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect us.
We are subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. We will be required to periodically review our internal control over financial reporting, and evaluate and disclose changes in our internal control over financial reporting. Developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
We, the Target Securities in which we invest, and the companies whose securities are held by CLOs will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.
Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.
Changes in the laws or regulations or the interpretations of the laws and regulations that govern registered closed-end management investment companies, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. Our portfolio companies are subject to federal, state and local laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, any of which could materially adversely affect our business, including with respect to the types of investments we are permitted to make, and your interest as a stockholder potentially with retroactive effect. In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter its investment strategy in order to avail ourselves of new or different opportunities. These changes could result in material changes to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Any such changes, if they occur, could have a material adverse effect on our business, results of operations and financial condition and, consequently, the value of your investment in us.
Over the last several years, there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether these regulations will be implemented or what form they will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.
The application of the risk retention rules under U.S. and EU law to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.
Section 941 of the Dodd-Frank Act added a provision to the Securities Exchange Act of 1934, as amended, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.
We believe that the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Act has created some uncertainty in the market in regard to future CLO issuance. Given that certain CLO managers may require capital provider partners to satisfy this requirement, we believe that this may create additional risks for us in the future.
On February 9, 2018, a panel of the United States Court of Appeals for the District of Columbia Circuit ruled that the federal agencies exceeded their authority under the Dodd-Frank Act in adopting the final rules as applied to asset managers of open-market CLOs. The agencies can request that the full court rehear the case, and if the full court agrees to rehear the case, there can be no assurance as to how long the court will take to issue its decision or whether the full court will reach the same ruling as that of the panel.  The period for the federal agencies responsible for the Final U.S. Risk Retention Rules, or the “Applicable Agencies,” to petition for en banc review of the DC Circuit Ruling has expired and the Applicable Agencies have not filed a petition for certiorari requesting the case to be heard by the United States Supreme Court. Pending resolution of any such rehearing or appeal, the final rules continue to apply to asset managers of open-market CLOs. Since the Applicable Agencies have not successfully challenged the DC Circuit Ruling and the DC District Court has issued the above described order implementing the DC Circuit Ruling, collateral managers of open market CLOs are no longer required to comply with the Final U.S. Risk Retention Rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the notes constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain, or decide take other action with respect to such notes that is not otherwise permitted by the Final U.S. Risk Retention Rules.
There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the Final U.S. Risk Retention Rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the Final U.S. Risk Retention Rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the Final U.S. Risk Retention Rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the Final U.S. Risk Retention Rules and other factors.
In Europe, there has also been an increase in political and regulatory scrutiny of the securitization industry. Regulation (EU) 2017/2402 of the European Parliament and of the Council of 12 December 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization (as amended from time to time and including any delegated or implementing legislation and any binding guidance adopted with respect thereto by the European supervisory authorities and/or the European Commission, the “EU Securitization Regulation”) became effective on January 1, 2019 and applies to all new “securitizations” (as defined therein) issued on or after January 1, 2019. The EU Securitization Regulation repealed and replaced the prior EU risk retention requirements with a single regime that applies to, broadly, European credit institutions and investment firms (and certain consolidated affiliates thereof, including those located in the United States), insurance and reinsurance companies, alternative investment fund managers (“AIFMs”) that manage and/or market their alternative investment funds in the EU, undertakings for collective investment in transferable securities regulated pursuant to EU Directive 2009/65/EC (“UCITS”) and the management companies thereof and, subject to some exceptions, institutions for occupational retirement provision (“IORPs”), each as set out in the EU Securitization Regulation (each, an “EU Affected Investor”).

On January 31, 2020, the United Kingdom ceased to be a member of the European Union and, following a transition period expiring on December 31, 2020, ceased to apply EU law and instead the bulk of EU law as in force on that day was transposed into UK domestic law subject to certain amendments. Regulation (EU) 2017/2402, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”), and as amended by the Securitization (Amendment) (EU Exit) Regulations 2019 (as may be further amended from time to time and including any delegated or implementing legislation and any binding guidance adopted with respect thereto by the UK Financial Conduct Authority and/or the UK Prudential Regulation Authority, the “UK Securitization Regulation”) became applicable with respect to (a) insurance undertakings and reinsurance undertakings as defined in the FSMA; (b) occupational pension schemes as defined in the Pension

Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (c) alternative investment fund managers as defined in the Alternative Investment Fund Managers Regulations 2013 which market or manage alternative investment funds in the UK; (d) UCITS as defined in the FSMA, which are authorized open ended investment companies as defined in the FSMA; (e) management companies as defined in the FSMA; and (f) credit institutions and investment firms (and certain consolidated affiliates thereof, including those located in the United States) as defined in Regulation (EU) No 575/2013 as it forms part of UK domestic law by virtue of the EUWA (each, a “UK Affected Investor”).

Failure to comply with the EU Securitization Regulation or the UK Securitization Regulation may subject EU Affected Investors or UK Affected Investors, as applicable, to a range of regulatory penalties including, for those investors who are subject to regulatory capital requirements, a punitive capital charge against their investment, or in the case of AIFMs or UCITS, a requirement to take corrective action as is in the best interest of their own investors.

The EU Securitization Regulation and the UK Securitization Regulation restrict each EU Affected Investor and each UK Affected Investor (as applicable) from investing in securitizations unless, broadly speaking and among other things: (a)(i) the originator, sponsor or original lender with respect to the relevant securitization will retain, on an on-going basis, a net economic interest of not less than 5% with respect to certain specified credit risk tranches or securitized exposures and (ii) the risk retention is disclosed to the investor in accordance with the EU Securitization Regulation or the UK Securitization Regulation (as applicable); and (b) such investor is able to demonstrate that it has undertaken certain due diligence with respect to various matters, including the risk characteristics of its investment position and the underlying assets, and that procedures are established for such activities to be monitored on an on-going basis. There are material differences between the EU Securitization Regulation and the UK Securitization Regulation on one hand and the prior EU risk retention requirements on the other, particularly with respect to transaction transparency, reporting and diligence requirements and the imposition of a direct compliance obligation on the “sponsor”, “originator” or “original lender” of a securitization where such entity is established in the EU/UK. The new EU and UK regimes are also beginning to diverge as the EU Securitization Regulation has recently been amended by Regulation (EU) 2021/557 while the UK Securitization Regulation remains in the form enacted. Such divergence is expected to continue.

CLOs issued in Europe are generally structured in compliance with both the EU Securitization Regulation and the UK Securitization Regulation so that prospective investors subject to such laws can invest in compliance with such requirements. To the extent a CLO is structured in compliance with the EU Securitization Regulation or the UK Securitization Regulation, our ability to invest in the residual tranches of such CLOs could be limited, or we could be required to hold our investment for the life of the CLO. If a CLO has not been structured to comply with the EU Securitization Regulation or the UK Securitization Regulation (which could be the case for CLOs issued in the United States or elsewhere outside of the EU and the UK), it will limit the ability of EU Affected Investors or UK Affected Investors (as applicable) to purchase CLO securities, which may adversely affect the price and liquidity of the securities (including the residual tranche) in the secondary market.
We may experience fluctuations in our quarterly results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments that meet our investment criteria, the yield earned or interest rate payable on the securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.
In addition to the 2035 Notes, the Facility and the Preferred Stock, we may in the future issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we will be permitted to issue additional shares of preferred stock so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding Preferred Stock, is at least 200% after each issuance of such preferred stock. If the value of our assets declines, we may be unable to satisfy these tests. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness or preferred dividends would not be available for distributions to our common stockholders.

Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. Our preferred stock, including the Preferred Stock, will rank “senior” to common stock in our capital structure but will rank “junior” to any senior indebtedness we incur in the future.
We are not generally able to issue and sell our shares at a price below net asset value per share, other than in connection with a rights offering to our existing stockholders. We may, however, sell our shares at a price below the then-current net asset value per share if our Board of Directors determines that such sale is in the best interests of us and our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing more shares, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution.
Our ability to enter into transactions with our affiliates will be restricted.
We will be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company or CLO (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or its affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company or CLO of an investment fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.
The net proceeds from the sale of shares will be used to allow us to pursue our investment opportunities and to pay for our operating expenses and various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to broaden our portfolio and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and our ability to continue the offering.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors and lenders to lose confidence in our reported financial information, which could have a negative effect on our ability to continue the offering.
We may experience cyber-security incidents and are subject to cyber-security risks. The failure in cyber-security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
Our business operations rely upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems could become subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Cyberattacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
The occurrence of a disaster such as a cyber-attack, a disease pandemic such as COVID-19, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

Cyber-security failures by or breaches conducted by third-parties against the Adviser, any future sub-adviser(s), the Administrator and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate our net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While we have established a business continuity plan in the event of, and risk management systems to prevent, such cyberattacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers and issuers in which we invest. We and our stockholders could be negatively impacted as a result.
We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.
Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:
•sudden electrical or telecommunications outages;
•natural disasters such as earthquakes, tornadoes and hurricanes;
•disease pandemics, such as COVID-19;
•events arising from local or larger scale political or social matters, including terrorist acts; and
•cyber-attacks.
These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.
Risks Related to an Investment in Our Shares
Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated.
We expect to report our NAV per share as of the last calendar day of the applicable month on our website generally within 15 business days of the last calendar day of the applicable month. Because subscriptions must be submitted at least four business days prior to the first day of the applicable month, you will not know the NAV per share at which you will be subscribing at the time you subscribe. If a subscription request, including the full subscription amount, is not received in good order at least four business days prior to the first day of the month, you may not be eligible to purchase securities during that month’s offering. Accordingly, you will not know the NAV per share until the following month’s NAV is determined, which will be a significant period of time from the initial subscription. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price. See “Determination of Net Asset Value” and “Plan of Distribution”.
The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future, if ever. We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. Our Board of Directors, in the exercise of its fiduciary duty to our stockholders, may determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our stockholders. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a termination, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” Our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price potentially below the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

In making a determination of what type of liquidity event, if any, is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, market volatility and the potential for stockholder liquidity. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.

Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors. Stockholders that are unable to sell their shares will be unable to reduce their exposure on any market downturn.

We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million.

This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a termination, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.
The Dealer Manager in our continuous offering has limited experience selling shares on behalf of a registered closed-end management investment company and may be unable to sell a sufficient number shares for us to achieve our investment objective.
The Dealer Manager for our public offering is Preferred Capital Securities, LLC. Our Dealer Manager has limited experience selling shares on behalf of a registered closed-end management investment company. There is no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a relatively broad portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objective, and you could lose some or all of the value of your investment.
Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of the Dealer Manager to successfully establish, operate and maintain a network of broker-dealers.
The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of the Dealer Manager to establish and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the Dealer Manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.
We intend to offer to repurchase a limited number of shares on a quarterly basis, though we are under no obligation to do so. As a result you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.
    We intend to make repurchase offers under our share repurchase program to allow you to sell us your shares on a quarterly basis at a price equal to the then current net asset value per share of our common stock. The share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares to be repurchased in any calendar quarter to up to 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year. We may determine in the future to conduct any future repurchase offers more or less frequently than on a quarterly basis as well as for a greater or lesser amount of our shares than currently expected, and we may suspend or terminate the share repurchase program at any time. In particular, if the current period of market disruption and instability caused by inflationary pressures and various geopolitical tensions continues for an extended period of time, our ability to offer to repurchase shares may be adversely impacted, and we may suspend or terminate our share repurchase program without prior notice to our shareholders. For more information regarding the various economic and geopolitical conditions affecting us, see “Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability,” beginning on page 40 of the prospectus.
Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. Our Board of Directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be equal to the then current net asset value per share of our common stock, may be lower than what an investor paid in connection with the purchase of shares in our offering.
In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our periodic share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.
We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.
Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.
Before making investments, we will invest the net proceeds of our public offering in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less, which we expect will have returns substantially lower than the returns that we anticipate earning from investments in CLO securities and related investments. As a result, we may not have as great an ability to pay distributions while our portfolio is not fully invested in securities meeting our investment objective as we may be able to when our portfolio is fully invested in securities meeting our investment objective.
Investors in this offering will incur dilution.
Investors in this offering will purchase shares at a current offering price of $11.25 per share, but, after deducting a sales load of up to 6.75% and estimated offering expenses of up to 1%, $10.38 of the purchase price of each share will actually be used by us for investments. As a result, investors in this offering will incur immediate dilution and, based on the public offering price of $11.25, would have to experience a total return on their investment of 8.40% in order to recover the sales load and offering expenses.
Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.
Potential investors will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 200,000,000 shares. Pursuant to our charter, a majority of our entire Board of Directors may amend our charter to increase the number of authorized shares without stockholder approval. After an investor purchases shares, our Board of Directors may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or investment personnel of our Adviser. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.
Certain provisions of our charter and bylaws could deter takeover attempts and have an adverse impact on the value of our shares.
Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our charter classifies our Board of Directors into three staggered classes, with directors in each class elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify, and provides that a director may be removed only for “cause,” as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.
Under our charter, certain charter amendments and certain transactions such as a merger, conversion of the Company to an open-end company, liquidation, or other transactions that may result in a change of control of us, must be approved by stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter, unless the matter has been approved by at least two-thirds of our “continuing directors,” as defined in our charter. Additionally, our Board of Directors may, without stockholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; and our Board of Directors may, without stockholder action, amend our charter to increase the number of our shares of any class or series that we have authority to issue. These and other takeover defense provisions may inhibit a change of control in circumstances that could give the holders of our shares the opportunity to realize a premium over the value of our shares.
We have entered into a royalty-free license to use the name “Priority Income Fund, Inc.” which may be terminated if our Adviser is no longer our investment adviser.
We entered into a royalty-free license agreement with our Adviser. Under this agreement, our Adviser granted us a non-exclusive license to use the name “Priority Income Fund, Inc.” Under the license agreement, we have the right to use the “Priority Income Fund, Inc.” name for so long as our Adviser remains our investment adviser.
Risks Related to Our Adviser and Its Affiliates
Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.
Our Adviser and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allows the Dealer Manager to earn additional dealer manager fees and our Adviser to earn increased asset management fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser.
We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
Our Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.
Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If an investment defaults and was structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the subordinated incentive fee will become uncollectible. Our Adviser is not under any obligation to reimburse us for any part of the subordinated incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying a subordinated incentive fee on income we never received.
The recognition of income in connection with investments that we purchase with original issue discount may result in the payment of an incentive fee to our Adviser without a corresponding receipt of cash income.
In the event we recognize loan interest income in excess of the cash we receive in connection with an investment that we purchase with original issue discount, we may be required to liquidate assets in order to pay a portion of the incentive fee. Our Adviser, however, is not required to reimburse us for the portion of any incentive fees attributable to non-cash income in the event of a subsequent default on such investment and non-payment of such non-cash income.
Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.
Our Adviser’s professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, we rely on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Capital Management and Prospect Capital Corporation. Our Adviser and its personnel will devote only as much of its or their time and resources to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, our Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of our Adviser and its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of our Adviser and its affiliates.
We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.
Our Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. For example, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Prospect Capital Management, which serves as the investment adviser to Prospect Capital Corporation. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, Target Securities and equity of portfolio companies. As a result, the time and resources that our Adviser’s professionals may devote to us may be diverted to another investment entity. In addition, we may compete with any such investment entity for the same investors and investment opportunities. The Order grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and PFLOAT, where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions—Allocation of Investments” in the statement of additional information. To the extent we are able to make co-investments with our Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts.
Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to Prospect Capital Corporation or another affiliate of our Adviser.
To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.
Our incentive fee may induce our Adviser to make speculative investments.
The subordinated incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the subordinated incentive fee payable to our Adviser is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our average total assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of a default, which would adversely affect holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Risks Related to Our Investments
Investing in Senior Secured Loans indirectly through CLO securities involves particular risks.

We obtain exposure to underlying Senior Secured Loans through our investments in CLOs but may obtain such exposure directly or indirectly through other means from time to time. Such loans may become nonperforming or impaired for a variety of reasons. Nonperforming or impaired loans may require substantial workout negotiations or restructuring that may entail a substantial reduction in the interest rate and/or a substantial write-down of the principal of the loan. In addition, because of the unique and customized nature of a loan agreement and the private syndication of a loan, certain loans may not be purchased or sold as easily as publicly traded securities, and, historically, the trading volume in the loan market has been small relative to other markets. Loans may encounter trading delays due to their unique and customized nature, and transfers may require the consent of an agent bank and/or borrower. Risks associated with Senior Secured Loans include the fact that prepayments generally may occur at any time without premium or penalty.

In addition, the portfolios of certain CLOs in which we invest may contain middle market loans. Loans to middle market companies may carry more inherent risks than loans to larger, publicly traded entities. These companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Middle market companies typically have narrower product lines and smaller market shares than large companies. Therefore, they tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies may also experience substantial variations in operating results. The success of a middle market business may also depend on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on the obligor. Accordingly, loans made to middle market companies may involve higher risks than loans made to companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle market loans are less liquid and have a smaller trading market than the market for broadly syndicated loans and may have default rates or recovery rates that differ (and may be better or worse) than has been the case for broadly syndicated loans or investment grade securities. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced with respect to middle market loans in any CLO in which we may invest. As a consequence of the forgoing factors, the securities issued by CLOs that primarily invest in middle market loans (or hold significant portions thereof) are generally considered to be a riskier investment than securities issued by CLOs that primarily invest in broadly syndicated loans.

Covenant-lite loans may comprise a significant portion of the Senior Secured Loans underlying the CLOs in which we invest. Over the past decade, the Senior Secured Loan market has evolved from one in which covenant-lite loans represented a minority of the market to one in which such loans represent a significant majority of the market. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent that the CLOs that we invest in hold covenant-lite loans, our CLOs may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Our investments in CLO securities and other structured finance securities involve certain risks.

Our investments consist primarily of CLO securities, and we may invest in other related structured finance securities. CLOs and structured finance securities are generally backed by an asset or a pool of assets (typically Senior Secured Loans in the case of a CLO) that serve as collateral. We and other investors in CLO and related structured finance securities ultimately bear the credit risk of the underlying collateral. In the case of most CLOs, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of junior tranches which are the focus of our investment strategy, and scheduled payments to junior tranches have a priority in right of payment to subordinated/equity tranches.

In light of the above considerations, CLO and other structured finance securities may present risks similar to those of the other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLO and other structured finance securities. For example, investments in structured vehicles, including CBOs and equity and junior debt securities issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. A CBO is a trust which is often backed by a diversified pool of high risk, below investment grade fixed income securities. The collateral can be from many different types of fixed income securities, such as high yield debt, residential privately issued mortgage-related securities, commercial privately issued mortgage related securities, trust preferred securities and emerging market debt. The pool of high yield securities underlying CBOs is typically separated into tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection and pay lower interest rates, whereas the lower tranches, with greater risk, pay higher interest rates.

In addition to the general risks associated with investing in debt securities, CLO securities carry additional risks, including: (1) the possibility that distributions from collateral assets will not be adequate to make interest or other payments; (2) the quality of the collateral may decline in value or default; (3) our investments in CLO equity and junior debt tranches will likely be subordinate in right of payment to other senior classes of CLO debt; and (4) the complex structure of a particular security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. Additionally, changes in the collateral held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the assets underlying the CLOs we may target. In addition, CLO and other structured finance securities may be subject to prepayment risk. Further, the performance of a CLO or other structured finance security may be adversely affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to liquidity risk.

Our investments in the primary CLO market involve certain additional risks.

Between the pricing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions on the CLO equity securities and could result in early redemptions which may cause CLO equity and debt investors to receive less than face value of their investment.
Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.
We may invest in Senior Secured Loans directly or in any security issued by a CLO but have invested primarily in the equity and junior debt tranches of CLOs. Generally, we will be required to disclose less information regarding the underlying debt investments held by CLOs than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLOs in which we will invest. Our investments in the equity and junior debt tranches of CLOs will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLOs. Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
CLOs typically will have no significant assets other than their underlying Senior Secured Loans; payments on CLO investments are and will be payable solely from the cashflows from such Senior Secured Loans.
CLOs typically will have no significant assets other than their underlying Senior Secured Loans. Accordingly, payments on CLO investments are and will be payable solely from the cashflows from such Senior Secured Loans, net of all management fees and other expenses. Payments to us as a holder of CLO investments are and will be met only after payments due on the senior notes (and, where appropriate, the junior secured notes) from time to time have been made in full. This means that relatively small numbers of defaults of Senior Secured Loans may adversely impact our returns.
The Senior Loan portfolios of the CLO vehicles in which we invest may be concentrated in a limited number of industries or borrowers, which may subject those vehicles, and in turn us, to a risk of significant loss if there is a downturn in a particular industry in which a number of a CLO vehicle’s investments are concentrated.

The CLO vehicles in which we invest may have Senior Loan portfolios that are concentrated in a limited number of industries or borrowers. A downturn in any particular industry or borrower in which a CLO vehicle is heavily invested may subject that vehicle, and in turn us, to a risk of significant loss and could significantly impact the aggregate returns we realize. If an industry in which a CLO vehicle is heavily invested suffers from adverse business or economic conditions, a material portion of our investment in that CLO vehicle could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

Failure to maintain adequate diversification of underlying obligors across the CLOs in which we invest would make us more vulnerable to defaults.

Even if we maintain adequate diversification across different CLO issuers, we may still be subject to concentration risk since CLO portfolios tend to have a certain amount of overlap across underlying obligors. This trend is generally exacerbated when demand for bank loans by CLO issuers outpaces supply. Market analysts have noted that the overlap of obligor names among CLO issuers has increased recently, and is particularly evident across CLOs of the same year of origination, as well as with CLOs managed by the same asset manager. To the extent we invest in CLOs which have a high percentage of overlap, this may increase the likelihood of defaults on our CLO investments occurring together.
Our CLO investments are exposed to leveraged credit risk.
We may be in a subordinated position with respect to realized losses on the Senior Secured Loans underlying our investments in the equity and junior debt tranches of CLOs. The leveraged nature of equity and junior debt tranches of CLOs, in particular, magnifies the adverse impact of Senior Secured Loan defaults. CLO investments represent a leveraged investment with respect to the underlying Senior Secured Loans. Therefore, changes in the market value of the CLO investments could be greater than the change in the market value of the underlying Senior Secured Loans, which are subject to credit, liquidity and interest rate risk.
Changes in credit spreads may adversely affect our profitability and result in realized and unrealized depreciation on our investments.
The performance of our CLO equity investments will depend, in a large part, upon the spread between the rate at which the CLO borrows funds and the rate at which it lends these funds. Any reduction of the spread between the rate at which the CLO invests and the rate at which it borrows may adversely affect the CLO equity investor’s profitability.
Because CLO equity investors are paid the residual income after the CLO debt tranches receive contractual interest payments, a reduction in the weighted average spread of the Senior Secured Loans underlying a CLO will reduce the income flowing to CLO equity investors. As a result, CLO investors will experience realized and unrealized depreciation in periods of prolonged spread compression. If these conditions continue, the CLO investors, such as us, may lose some or all of their investment.
There is the potential for interruption and deferral of cashflow.
If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO (e.g., due to Senior Secured Loan defaults), then cashflow that otherwise would have been available to pay the distribution on the CLO investments may instead be used to redeem any senior notes or to purchase additional Senior Secured Loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our returns.
Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
Our investment strategy involves investments in securities issued by foreign entities, including foreign CLOs. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLOs in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.
Although our investments are U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.
Our investments in Target Securities may be illiquid.
We may invest a substantial percentage of our portfolio in securities that are considered illiquid. “Illiquid securities” are securities that we reasonably expect cannot be sold or disposed of in current market conditions within seven calendar days or less without the sale or disposition significantly changing the market value of the investment. We may not be able to readily dispose of such securities at prices that approximate those at which we could sell such securities if they were more widely-traded and, as a result of such illiquidity, we may have to sell other investments or engage in borrowing transactions to raise cash to meet our obligations. Limited liquidity can also affect the volatility and market price of securities, thereby adversely affecting our net asset value and ability to make dividend distributions. Target Securities may not be readily marketable and may be subject to restrictions on resale. Target Securities Loans are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities in which we will invest. Although a secondary market may exist for our investments, the market for our investments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value. In addition, we believe that ownership of Target Securities has generally been distributed across a wide range of holders, some of whom we believe may continue to face near- to intermediate-term liquidity issues. Further, we believe that larger institutional investors with sufficient resources to source, analyze and negotiate the purchase of these assets may refrain from purchases of the size that we are targeting, thereby reducing the prospective investor population, which would limit our ability to sell our Target Securities if we choose to or need to do so. We have no limitation on the amount of our assets which may be invested in securities that are not readily marketable or are subject to restrictions on resale.
We may invest in assets with no or limited performance or operating history.
We may invest in assets with no or limited investment history or performance record upon which our Adviser will be able to evaluate their likely performance. Our investments in entities with no or limited operating history are subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve target returns. Consequently, our profitability, net asset value and share price could be adversely affected.
We are exposed to underlying borrower fraud through the Target Securities held in our portfolio.
Investing in Target Securities involves the possibility of our investments being subject to potential losses arising from material misrepresentation or omission on the part of borrowers whose Senior Secured Loans we hold, either directly or indirectly through CLOs. Such inaccuracy or incompleteness may adversely affect the valuation of our investments or may adversely affect the ability of the relevant investment to perfect or effectuate a lien on the collateral securing the loan. The CLOs in which we will invest will rely upon the accuracy and completeness of representations made by the underlying borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness. In addition, the quality of our investments in Target Securities is subject to the accuracy of representations made by the underlying issuers.
In addition, we are subject to the risk that the systems used by the CLO collateral managers to control for such accuracy are defective.

The payment of underlying portfolio manager fees and other charges could adversely impact our returns.
We may invest in securities where the underlying portfolios may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve.
The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of Senior Secured Loans may adversely affect us.
There can be no assurance that, in relation to any CLO investment, in the event that any of the Senior Secured Loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new Senior Secured Loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new Senior Secured Loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.
Our investments are subject to prepayments and calls, increasing re-investment risk.
Our investments and/or the underlying Senior Secured Loans may prepay more quickly than expected, which could have an adverse impact on our value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on, inter alia, the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.
Furthermore, our investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.
Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.
We will have limited control of the administration and amendment of Senior Secured Loans owned by the CLOs in which we invest.
We will not be able to directly enforce any rights and remedies in the event of a default of a Senior Secured Loan held by a CLO vehicle. In addition, the terms and conditions of the Senior Secured Loans underlying our investments in the equity and junior debt tranches of CLOs may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from Senior Secured Loans could be modified, amended or waived in a manner contrary to our preferences.
We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.
We will not be responsible for and will have no influence over the asset management of the portfolios underlying the CLO investments we hold where those portfolios are managed by non-affiliated third party CLO collateral managers. Similarly, we will not be responsible for and will have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third party CLO collateral managers.
We will have limited control of the administration and amendment of any CLO in which we invest.
The terms and conditions of Target Securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest be modified, amended or waived in a manner contrary to our preferences.
Senior Secured Loans of CLOs may be sold and replaced resulting in a loss to us.
The Senior Secured Loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.
Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.
We expect that a majority of our portfolio will consist of equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically highly levered (~10 times), and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss. As of September 30, 2024, the range of leverage ratios of the CLO investments in our portfolio was 0.8 times to 14.0 times, excluding investments that have been called for redemption, and the weighted average was 8.4 times. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entity that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.
The investments we make in CLOs will likely be thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying Senior Secured Loans will not be adequate to make interest or other payments; (ii) the quality of the underlying Senior Secured Loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs will be subordinate to the senior debt tranches thereof.
Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying Senior Secured Loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the Senior Secured Loans underlying the CLOs in which we invest.
Non-investment grade or “junk” debt involves a greater risk of default and higher price volatility than investment grade debt.
The Senior Secured Loans underlying our CLO investments typically will be BB or B rated (non-investment grade or “junk”) and in limited circumstances, unrated, Senior Secured Loans. Non-investment grade or “junk” securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.
Our investments in CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receive cash distributions related to such income.
We anticipate that the CLOs in which we invest may constitute “passive foreign investment companies,” or “PFICs.” If we acquire shares in a PFIC (including in CLOs that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require us to recognize our share of the PFICs income for each year regardless of whether we receive any distributions from such PFICs. We must nonetheless distribute such income to maintain our tax treatment as a RIC.
If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC” (including in a CLO treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.
If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”
The Collateralized Securities in which we invest may be subject to withholding tax if they fail to comply with certain reporting requirements.
Legislation commonly referred to as the ‘‘Foreign Account Tax Compliance Act,’’ or FATCA, imposes a withholding tax of 30% on payments of U.S. source interest and distributions to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows. See “Certain U.S. Federal Tax Considerations -- Foreign Account Tax Compliance Act” for additional discussion regarding FATCA.

To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments may include original issue discount, or OID, instruments and payment in kind, or PIK, interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
•The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.
•Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.
•OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. OID and PIK income may also create uncertainty about the source of our cash distributions.
For accounting purposes, any cash distributions to stockholders representing OID and PIK income are not treated as coming from paid-in capital, even if the cash to pay them comes from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.
Risks Related to our Capital Structure and Leverage
Our borrowings, including the Preferred Stock, expose us to additional risks, including the typical risks associated with leverage and could adversely affect our business, financial condition and results of operations.

We have incurred leverage through the issuance of the Preferred Stock and the 2035 Notes, and by borrowing under the Facility. We may incur additional leverage, directly or indirectly, through one or more special purpose vehicles, indebtedness for borrowed money, additional shares of preferred stock, debt securities and other structures and instruments, in significant amounts and on terms that our Adviser and our board of directors deem appropriate, subject to applicable limitations under the 1940 Act. Such leverage may be used for the acquisition and financing of our investments, to pay fees and expenses and for other purposes. Such leverage may be secured and/or unsecured. Any such leverage does not include leverage embedded or inherent in the CLO structures in which we invest or in derivative instruments in which we may invest. Accordingly, there is a layering of leverage in our overall structure.

The more leverage we employ, the more likely a substantial change will occur in our NAV. Accordingly, any event that adversely affects the value of an investment would be magnified to the extent leverage is utilized. For instance, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could also negatively affect our ability to make distributions and other payments to our stockholders. Leverage is generally considered a speculative investment technique. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. The cumulative effect of the use of leverage with respect to any investments in a market that moves adversely to such investments could result in a substantial loss that would be greater than if our investments were not leveraged.

As a registered closed-end management investment company, we will generally be required to meet certain asset coverage requirements, as defined under the 1940 Act, with respect to any senior securities. With respect to senior securities representing indebtedness (i.e., borrowings or deemed borrowings, including the Notes), other than temporary borrowings as defined under the 1940 Act, we are required under current law to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness. With respect to senior securities that are stocks (i.e., our Preferred Stock), we are required under current law to have an asset coverage of at least 200%, as measured at the time of the issuance of any such shares of preferred stock and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding shares of preferred stock. If legislation were passed that modifies this section of the 1940 Act and increases the amount of senior securities that we may incur, we may increase our leverage to the extent then permitted by the 1940 Act and the risks associated with an investment in us may increase.

If our asset coverage declines below 300% (or 200%, as applicable), we would not be able to incur additional debt or issue additional preferred stock, and could be required by law to sell a portion of our investments to repay some debt or redeem shares of Preferred Stock when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make certain distributions or pay dividends of an amount necessary to continue to be subject to tax as a RIC. The amount of leverage that we employ will depend on the Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

In addition, any debt facility into which we may enter would likely impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our ability to be subject to tax as a RIC under Subchapter M of the Code.

Illustration. The following table is furnished in response to the requirements of the SEC and illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculation assumes (i) $1.1 billion in total assets, (ii) an average cost of funds of 6.66%, (iii) $27.4 million in Series D Term Preferred Stock outstanding for 12 months, $30.8 million in Series F Term Preferred Stock outstanding for 12 months, $36.8 million in Series G Term Preferred Stock outstanding for 12 months, $29.9 million in Series H Term Preferred Stock outstanding for 12 months, $40 million in Series I Term Preferred Stock outstanding for 12 months, $39.5 million in Series J Term Preferred Stock outstanding for 12 months, $40 million in Series K Cumulative Preferred Stock outstanding for 12 months and $27.5 million in Series L Term Preferred Stock outstanding for 12 months, as well as $30 million in aggregate principal amount of the 2035 Notes and $19.5 million under the Facility, and (iv) $784.2 million of shareholders’ equity. In order to cover the annual interest and dividend payments on our senior securities, our portfolio would need a 2.0% return on our assets. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Stockholder	(16.9)%	(9.8)%	(2.7)%	4.3%	11.4%

The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table.
Our borrowings and preferred stock may increase the potential for loss on amounts invested in us and, therefore, the risk of investing in us.
In addition to the Facility, the 2035 Notes, and the Preferred Stock, we may issue additional debt securities or preferred stock and/or borrow money from banks or other financial institutions. The use of borrowings or issuance of preferred stock, also known as leverage, increases the volatility of investments and magnifies the potential for loss for our investors. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, our common stockholders will experience increased risks of investing in our common stock. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income attributable to our stockholders to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distribution payments, including to holders of our Preferred Stock. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser.
Changes in interest rates may affect our cost of capital and net investment income.
Because we finance our investments, in part, using leverage, including the Preferred Stock, the Preferred Stock and any future borrowings, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we may have to purchase or develop such expertise.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may make it easier for us to meet or exceed the subordinated incentive fee preferred return and may result in a substantial increase of the amount of incentive fees payable to our Adviser with respect to pre-incentive fee net investment income. See “Investment Advisory Agreement.”
Holders of any preferred stock we issue have the right to elect members of our Board of Directors and class voting rights on certain matters.
Holders of the Preferred Stock have, and any preferred stock we might issue in the future would have, the right to elect members of our Board of Directors and class voting rights on certain matters. Holders of the Preferred Stock have, and any preferred stock we might issue in the future would have, voting separately as a single class, the right to elect two members of our Board of Directors at all times and, in the event dividends become two full years in arrears, would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.
U.S. Federal Income Tax Risks
We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”
•The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, and at least 90% of our net tax-exempt interest income. We are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate.
•The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of shares or securities or similar sources.
•The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, or in the securities, other than securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.
If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to U.S. federal income tax at corporate rates, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt or equity investments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate rates. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to U.S. federal income tax at corporate rates, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”
If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.
A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will not be deductible for non-corporate taxpayers for the 2019 through 2025 tax years. Beginning in the 2026 tax year, such expenses will be treated as miscellaneous itemized deductions to non-corporate stockholders and will be deductible to such stockholders only to the extent they exceed 2% of such stockholders' adjusted gross income and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC for our current tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.
We may in the future choose to pay dividends in part in our own stock, in which case you may be required to pay tax in excess of the cash you receive.
We may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. In accordance with guidance issued by the Internal Revenue Service, a publicly traded RIC should generally be eligible to treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder is permitted to elect to receive his or her distribution in either cash or stock of the RIC (even where there is a limitation on the percentage of the distribution payable in cash, provided that the limitation is at least 20%), subject to the satisfaction of certain guidelines. If too many stockholders elect to receive cash, each stockholder electing to receive cash generally must receive a portion of his or her distribution in cash (with the balance of the distribution paid in stock. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the distribution paid in stock generally will be a taxable distribution in an amount equal to the amount of cash that could have been received instead of stock. If we decide to make any such distributions that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:
•the impact of an economic downturn on the ability of the issuer of a Senior Secured Loan to continue to operate, which could lead to the loss of some or all of our investment in such Senior Secured Loan or CLO investment;
•the impact of interest rate volatility on our results, particularly if we elect to use leverage as part of our investment strategy;
•our future operating results;
•our business prospects and the prospects of the companies in which we may invest;
•our expected financings and investments;
•the adequacy of our cash resources and working capital;
•the timing of cash flows, if any, from the Target Securities in which we invest;
•our contractual arrangements and relationships with third parties;
•the dependence of our future success on the general economy and its impact on the industries in which we invest;
•our ability to source favorable investments;
•our use of financial leverage;
•our tax treatment;
•the timing and amount of interest distributions and dividends from the investments we make; and
•the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.
In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:
•changes in the economy;
•risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters, or disease pandemics; and
•future changes in laws or regulations and conditions that impact our operations or investments.
We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

USE OF PROCEEDS
We expect that the net proceeds of the continuous offering of shares will be invested in accordance with our investment objective and policies (as stated below) as soon as practicable after receipt. Pending investment of the net proceeds in accordance with our investment objective and policies, we will invest primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC. Investors should expect, therefore, that before we have fully invested the proceeds of the offering in accordance with our investment objective and policies, the assets would earn interest income at a modest rate. We estimate that it will take up to three months for us to substantially invest the net proceeds received during this continuous offering, depending on the availability of attractive opportunities and market conditions. However, we can offer no assurance that we will be able to achieve this goal.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2024.
This table should be read in conjunction with “Use of Proceeds” and our financial statements and notes thereto included in this prospectus. The adjusted information is illustrative only.

Actual
Long-term debt, Preferred Stock and Common Stock:
Other Long Term Debt:
Facility(1)	$19,500,000
2035 Notes(2)	$28,941,142
Preferred Stock:
Preferred Stock, par value $0.01 per share; 8,000,000 shares authorized, 1,094,065 shares of Series D Term Preferred Stock issued and outstanding	$26,461,511
Preferred Stock, par value $0.01 per share; 3,380,000 shares authorized, 1,233,428 shares of Series F Term Preferred Stock issued and outstanding	$30,273,580
Preferred Stock, par value $0.01 per share; 3,472,000 shares authorized, 1,472,000 shares of Series G Term Preferred Stock issued and outstanding	$36,147,458
Preferred Stock, par value $0.01 per share; 3,196,000 shares authorized, 1,196,000 shares of Series H Term Preferred Stock issued and outstanding	$29,259,597
Preferred Stock, par value $0.01 per share; 3,600,000 shares authorized, 1,600,000 shares of Series I Term Preferred Stock issued and outstanding	$39,008,161
Preferred Stock, par value $0.01 per share; 3,600,000 shares authorized, 1,580,000 shares of Series J Term Preferred Stock issued and outstanding	$38,444,830
Preferred Stock, par value $0.01 per share; 3,600,000 shares authorized, 1,600,000 shares of Series K Cumulative Preferred Stock issued and outstanding	$38,397,873
Preferred Stock, par value $0.01 per share; 3,196,000 shares authorized, 1,100,000 shares of Series L Term Preferred Stock issued and outstanding	$26,610,880
Total long-term debt and Preferred Stock	$313,045,032
Common Stock:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 60,655,166 shares issued and outstanding	$606,552
Paid‑in capital in excess of par	$690,522,619
Total Distributable Earnings	$(33,111,457)
$658,017,714
Total capitalization	$971,062,746
(1) On September 6, 2022, we entered into a new $40 million revolving credit facility, increasing and replacing the prior $35 million facility. With the new Facility, we have increased access to financing with a longer maturity and a lower drawn and undrawn interest rate. The revolving period of the Facility is three years (plus one year extension under certain conditions, so through September 2026, compared to December 2022 with the prior Facility) and an 18 month amortization period, for a total of 5.5 years through March 2028 (compared to March 2024 with the prior Facility). On March 31, 2023, the commitment of the Facility was increased to $75 million. As of October 24, 2024, the outstanding balance on the Facility was $38.2 million.
(2) On January 27, 2020, we issued $15 million in aggregate principal amount of the 2035 Notes in a private placement to an institutional investor. The issued and outstanding par is as adjusted to give effect to the additional issuance of $15 million in aggregate principal amount of the 2035 Notes issued in a private placement to an institutional investor on March 3, 2022. As of October 24, 2024, we had $30 million in aggregate principal amount outstanding of our 2035 Notes.

DISTRIBUTIONS
We declared our first distributions to holders of our common stock on February 10, 2014. Subject to our Board of Directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions to holders of our common stock on a quarterly basis and pay such distributions on a monthly basis. From time to time, we may also pay interim special distributions in the form of cash or shares at the discretion of our Board of Directors. For example, our Board of Directors may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price below net asset value per share. Each year a statement on Form 1099-DIV, identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.
From time to time and not less than quarterly, our Adviser must review our accounts to determine whether cash distributions are appropriate. We shall distribute pro rata to our common stockholders funds received by us which our Adviser deems unnecessary for us to retain.
We intend to make our ordinary distributions to our common stockholders in the form of additional shares under our distribution reinvestment plan, unless stockholders elect to receive their distributions in cash. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their receipt of distributions.
The following table reflects the cash distributions per share that we have declared and paid on our common stock during the fiscal years ended June 30, 2024, 2023, 2022, 2021, 2020, 2019, 2018 and 2017. Dollar amounts in the table below and the notes thereto are presented in thousands, except per share data:

	Distribution
For the Year Ended June 30,	Per Share	Amount
2017	1.51436	24,819
2018	1.49692	33,941
2019	1.48482	40,053
2020	1.41277	45,058
2021	1.26228	43,886
2022	1.32666	53,588
2023	1.35867	68,287
2024	1.35978	78,000
On September 9, 2024, our Board of Directors declared a series of distributions for the months of September through November 2024, reflected in the following table. Common stockholders of record as of each respective record date are entitled to receive the distributions.

Record Date	Payment Date	Total Amount per Share(a)
September 10, 2024(b)	September 30, 2024	$0.104727
October 3, 2024(b)	October 28, 2024	$0.104727
November 5, 2024(b)	December 2, 2024	$0.124867

(a)Total amount per share represents the total distribution rate for the record dates indicated.
(b)Includes bonus distributions.
To qualify for and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. We may make interim special distributions to meet our RIC distribution requirements. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” in the SAI and “Material U.S. Federal Income Tax Considerations.”
We have adopted a distribution reinvestment plan for our stockholders. As a result, if we make a distribution, our stockholders will have their distributions reinvested in additional shares of the Company unless they specifically “opt out” of the distribution reinvestment plan and elect to receive their distributions in cash. See “Distribution Reinvestment Plan.”We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The following table reflects, for tax purposes, the sources of the cash distributions that we have paid on our common stock during the years ended June 30, 2024, 2023 and 2022. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

Year ended June 30,
	2024		2023		2022
Source of Distribution	Distribution Amount(1)	Percentage	Distribution Amount(1)	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—%	$—	—%	$—	—%
Borrowings	—	—%	—	—%	—	—%
Ordinary income	87,358	100%	58,930	100%	53,588	100%
Return of capital	—	—%	—	—%	—	—%
Short-term capital gains proceeds from the sale of assets	—	—%	—	—%	—	—%
Long-term capital gains proceeds from the sale of assets	—	—%	—	—%	—	—%
Expense reimbursement from sponsor	—	—%	—	—%	—	—%
Total	$87,358	100%	$58,930	100%	$53,588	100%

(1) $$9,357,633 accrued but unpaid distributions payable as of June 30, 2023 are allocable to the tax year ended June 30, 2024. The determination of the tax character for the accrued but unpaid distributions payable will be reported on the 2023 Form 1099-DIV.

As of June 30, 2024, the estimated components of distributable earnings on a tax basis were as follows:

Year Ended June 30, 2024:
Undistributed ordinary income	$14,057,069
Capital loss carryforwards	$23,772,233

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs and nondeductible federal excise taxes, among other items. For the year ended June 30, 2024, we increased total distributable earnings by $2,715,965 and decreased paid-in capital in excess of par by $2,715,965.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of June 30, 2024, 2023, 2022, 2021, 2020, 2019 and 2018. The information shown as of June 30, 2024 is included in our financial statements which have been audited by Deloitte & Touche LLC, our independent registered public accounting firm for the most recent fiscal year. The information shown as of June 30, 2023, 2022, 2021, 2020 and 2019 is included in our financial statements which have been audited by BDO USA, P.C., our independent registered public accounting firm for those fiscal years.

Senior Securities as of June 30, 2024(a)
Senior Securities	Aggregate Amount Outstanding	Asset Coverage per Unit	Involuntary Liquidating Price per Preferred share	Average market value per unit(b)
The Facility	$19,500,000	$49,905	N/A	N/A
2035 Notes	$30,000,000	$19,659	N/A	N/A
Series D Term Preferred Stock Due 2029	$27,351,625	$76	$25.00	$22.93
Series F Term Preferred Stock Due 2027	$30,835,700	$76	$25.00	$23.19
Series G Term Preferred Stock Due 2026	$36,800,000	$76	$25.00	$23.52
Series H Term Preferred Stock Due 2026	$29,900,000	$76	$25.00	$23.03
Series I Term Preferred Stock Due 2028	$40,000,000	$76	$25.00	$22.21
Series J Term Preferred Stock Due 2028	$39,500,000	$76	$25.00	$22.15
Series L Term Preferred Stock Due 2029	$27,500,000	$76	$25.00	$22.46
Series K Cumulative Preferred Stock	$40,000,000	$76	$25.00	$20.72

(a)The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit for the Facility and the 2035 Notes. The asset coverage ratio for a class of senior securities representing stock is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of senior securities which is a stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a per share liquidation preference of $25).

(b)Represents the average daily closing market price per share of each respective series of Preferred Stock for the respective periods listed on NYSE from June 30, 2023 to June 30, 2024.

Senior Securities as of June 30, 2023(a)
Senior Securities	Aggregate Amount Outstanding	Asset Coverage per Unit	Involuntary Liquidating Price per Preferred share	Average market value per unit(b)
The Facility	$10,000,000	$91,396	$—	$—
2035 Notes	$30,000,000	$22,849	$—	$—
Series D Term Preferred Stock Due 2029	$27,351,625	$73	$25.00	$23.32
Series F Term Preferred Stock Due 2027	$30,835,700	$73	$25.00	$23.33
Series G Term Preferred Stock Due 2026	$36,800,000	$73	$25.00	$23.47
Series H Term Preferred Stock Due 2026	$29,900,000	$73	$25.00	$23.20
Series I Term Preferred Stock Due 2028	$40,000,000	$73	$25.00	$22.43
Series J Term Preferred Stock Due 2028	$39,500,000	$73	$25.00	$21.88
Series L Term Preferred Stock Due 2029	$27,500,000	$73	$25.00	$22.42
Series K Cumulative Preferred Stock	$40,000,000	$73	$25.00	$21.43

(a)The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit for the Facility and the 2035 Notes. The asset coverage ratio for a class of senior securities representing stock is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of senior securities which is a stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a per share liquidation preference of $25).

(b)Represents the average daily closing market price per share of each respective series of Preferred Stock for the respective periods listed on NYSE from June 30, 2022 to June 30, 2023.

Senior Securities as of June 30, 2022(a)
Senior Securities	Aggregate Amount Outstanding	Asset Coverage per Unit	Involuntary Liquidating Price per Preferred share	Average market value per unit(b)
The Facility	$24,800,000	$34,205	$—	$—
2035 Notes	$30,000,000	$15,479	$—	$—
Series D Term Preferred Stock Due 2029	$27,351,625	$65	$25.00	$25.37
Series F Term Preferred Stock Due 2027	$30,835,700	$65	$25.00	$25.33
Series G Term Preferred Stock Due 2026	$36,800,000	$65	$25.00	$25.26
Series H Term Preferred Stock Due 2026	$29,900,000	$65	$25.00	$25.07
Series I Term Preferred Stock Due 2028	$40,000,000	$65	$25.00	$24.99
Series J Term Preferred Stock Due 2028	$39,500,000	$65	$25.00	$24.75
Series L Term Preferred Stock Due 2029	$27,500,000	$65	$25.00	$24.37
Series K Cumulative Preferred Stock	$40,000,000	$65	$25.00	$24.22

(a)The asset coverage ratio of the Facility is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by the secured senior securities balance of the Facility. The asset coverage ratio of the 2035 Notes is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by the secured senior securities balance of the Facility and the 2035 Notes. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit for the Facility and the 2035 Notes. The asset coverage ratio for a class of senior securities representing stock is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of senior securities which are a stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a per share liquidation preference of $25).
(b)Represents the average daily closing market price per share of each respective series of Preferred Stock for the respective periods listed on NYSE from June 30, 2021 to June 30, 2022. For series that were not outstanding at June 30, 2021, the average starts from the first day of trading of that particular series.

Senior Securities as of June 30, 2021(a)
Senior Securities	Aggregate Amount Outstanding	Asset Coverage per Unit	Involuntary Liquidating Price per Preferred share	Average market value per unit(b)
The Facility	$16,200,000	$43,216	$—	$—
2035 Notes	$15,000,000	$22,439	$—	$—
Series A Term Preferred Stock Due 2025	$36,706,625	$68	$25.00	$24.21
Series D Term Preferred Stock Due 2029	$27,351,625	$68	$25.00	$25.06
Series E Term Preferred Stock Due 2024	$25,541,850	$68	$25.00	$24.19
Series F Term Preferred Stock Due 2027	$30,835,700	$68	$25.00	$24.51
Series G Term Preferred Stock Due 2026	$36,800,000	$68	$25.00	$25.32
Series H Term Preferred Stock Due 2026	$29,900,000	$68	$25.00	$25.16
Series I Term Preferred Stock Due 2028	$40,000,000	$68	$25.00	$25.15

(a)The asset coverage ratio of the Facility is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by the secured senior securities balance of the Facility. The asset coverage ratio of the 2035 Notes is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by the secured senior securities balance of the Facility and the 2035 Notes. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit for the Facility and the 2035 Notes. The asset coverage ratio for a class of senior securities representing stock is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of senior securities which are stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a per share liquidation preference of $25).
(b)Represents the average daily closing market price per share of each respective series of Term Preferred Stock for the respective periods listed on NYSE from June 30, 2020 to June 30, 2021. For series that were not outstanding at June 30, 2020, the average starts from the first day of trading of that particular series.

(c)Does not include the issuance by the Company of (i) an additional $39.5 million aggregate amount of Series J Term Preferred Stock, which was issued on August 10, 2021 and August 18, 2021.

Senior Securities as of June 30, 2020(a)
Senior Securities	Aggregate Amount Outstanding	Asset Coverage per Unit	Involuntary Liquidating Price per Preferred share	Average market value per unit(b)
The Facility	$—	$—	$—	$—
2035 Notes	$15,000,000	$36,030	$—	$—
Series A Term Preferred Stock Due 2025	$37,035,875	$68	$25.00	$24.31
Series B Term Preferred Stock Due 2023	$24,622,950	$68	$25.00	$24.42
Series C Term Preferred Stock Due 2024	$38,927,475	$68	$25.00	$24.69
Series D Term Preferred Stock Due 2029	$27,400,175	$68	$25.00	$24.87
Series E Term Preferred Stock Due 2024	$25,982,900	$68	$25.00	$23.79
Series F Term Preferred Stock Due 2027	$30,883,700	$68	$25.00	$22.74

(a)The asset coverage ratio of the Facility is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by the secured senior securities balance of the Facility. The asset coverage ratio of the 2035 Notes is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by the secured senior securities balance of the Facility and the 2035 Notes. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit for the Facility and the 2035 Notes. The asset coverage ratio for a class of senior securities representing stock is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of senior securities which are stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a per share liquidation preference of $25).
(b)Represents the average daily closing market price per share of each respective series of Term Preferred Stock for the respective periods listed on NYSE from June 30, 2019 to June 30, 2020. For series that were not outstanding at June 30, 2019, the average starts from the first day of trading of that particular series.

Preferred Stock as of June 30, 2019(a)(b)
Preferred Stock	Aggregate Amount Outstanding	Asset Coverage Per Unit(c)	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit(d)
Series A Term Preferred Stock Due 2025	$37,504,575	$102	$25.00	$24.79
Series B Term Preferred Stock Due 2023	$25,000,000	102	$25.00	$24.72
Series C Term Preferred Stock Due 2024	$40,250,000	102	$25.00	$25.02
Series D Term Preferred Stock Due 2029	$26,131,675	102	$25.00	$25.24
Total Preferred Stock	$128,886,250	$102
(a)For financial reporting purposes, our Preferred Stock is considered to be debt. The Asset Coverage amount per $25 a share of total Preferred Stock (the dollar amount per share) reflects the amount of the Company’s total assets (less all liabilities not represented by borrowings and Preferred Stock) per $25 a share of total Preferred Stock of the combined amount of borrowings and outstanding total Preferred Stock and the Asset Coverage amounts per financial reporting purposes.
(b)Does not include the issuance by the Company of (i) an additional $1,293,500 aggregate amount of Series D Term Preferred Stock, which was issued on July 3, 2019 and (ii) $27,500,000 aggregate amount of Series E Term Preferred Stock, which was issued on October 7, 2019 and October 22, 2019. Also excluded are amounts borrowed under the Facility and the 2035 Notes.
(c)Our Series A Term Preferred Stock, Series B Term Preferred Stock, Series C Term Preferred Stock and Series D Term Preferred Stock each rank pari passu, or equally, in right of payment and all other shares of preferred stock that we may issue in the future, and rank senior in right of payment to all of our common stock. As such, the asset coverage per preferred share is the same across each series of preferred stock.
(d)Represents the average daily closing market price per share of each respective series of Preferred Stock for the respective periods listed on NYSE from June 30, 2018 to June 30, 2019.

Preferred Stock as of June 30, 2018(a)
Preferred Stock	Aggregate Amount Outstanding	Asset Coverage per Preferred Share	Involuntary Liquidating Price per Preferred Share	Average Market Value per Unit(b)
Series A Term Preferred Stock Due 2025	$34,000,000	$269	$25.00	$24.22

(a)For financial reporting purposes, preferred shares are considered to be debt. The Asset Coverage amounts per $25 of Preferred shares (the dollar amount per share) reflects the amount of Fund total assets (less all liabilities not represented by borrowings and preferred shares) per $25 a Preferred Share of the combined amount of borrowings and outstanding preferred shares and the Asset Coverage amounts per financial reporting purposes.

(b)The average market value is the settlement price as of June 29, 2018. There were no settled preferred shares outstanding prior to June 29, 2018.

INVESTMENT OBJECTIVE AND STRATEGY
We were organized as a Maryland corporation in July 2012 to invest primarily in Target Securities, with an emphasis on current income, and commenced operations on January 6, 2014 after satisfying our minimum offering requirement of selling $2.5 million of shares of our common stock. We may invest in Senior Secured Loans directly or in any security issued by a CLO but have invested primarily in the equity and junior debt tranches of CLOs. We are an externally managed, diversified, closed-end management investment company that has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under the Code.
We are managed by Priority Senior Secured Income Management, LLC, a registered investment adviser under the Advisers Act, which oversees the management of our activities and is responsible for making investment decisions for our portfolio.
Investment Strategy
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in Senior Secured Loans, with an emphasis on current income. Our investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior notice. We may invest in Senior Secured Loans directly or in any security issued by a CLO to implement our investment objective but have invested primarily in the equity and junior debt tranches of CLOs. Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is diverse by Senior Secured Loan, borrower, and industry, with limitations on non-U.S. borrowers. The typical underlying borrowers for Senior Secured Loans are U.S.-based privately-held and publicly-held companies across a wide range of industries and sectors.
The CLOs in which we invest typically will be special purpose vehicles and will be predominantly collateralized against pools of Senior Secured Loans. The collateral typically will be BB or B rated (non-investment grade or “junk”) and in limited circumstances, unrated, Senior Secured Loans originated in the U.S., with a first lien on the borrower’s assets. We invest in new issue transactions in the primary market and transactions in the secondary market.
We will identify potential investments using our Adviser’s market knowledge, experience and industry relationships. Our Adviser’s relationships with CLO collateral managers, underwriters and trading desks, will be used to source transactions. In determining when to sell an investment, our Adviser will consider the following factors: the performance of such investment, the expected performance by evaluating the company if such investment is a Senior Secured Loan or evaluating the pool of Senior Secured Loans if such investment is a CLO, current market conditions, our capital needs, and other factors.
We invest so as to obtain exposure across a relatively broad range of underlying borrowers and credit ratings, sectors, CLO collateral managers, and CLO maturity profiles. We also take into consideration any correlation between different underlying securities. In order to comply with diversification requirements applicable to RICs, with respect to half of our investment portfolio, our interest in any one investment will not exceed 5% of the value of our gross assets, and with respect to the other half of our portfolio, our interest in any one investment will not exceed 25% of the value of our gross assets. By virtue of our investments in cashflow CLOs, which will be predominantly collateralized against pools of Senior Secured Loans, we expect to be broadly invested with respect to credit exposure to any one particular industry or borrower. We do not invest in any CLOs or investment companies managed by our Adviser or its affiliates. See “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company” for our detailed RIC diversification requirements.
About our Adviser
We are managed by Priority Senior Secured Income Management, LLC pursuant to an Investment Advisory Agreement, or the “Investment Advisory Agreement.” Our Adviser is owned 50% by Prospect Capital Management, an asset management firm and registered investment adviser under the Advisers Act, and 50% by Stratera Holdings, LLC. Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals from the investment and operations team of Prospect Capital Management and Prospect Administration. These individuals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Prospect Capital Management also manages Prospect Capital Corporation, a business development company traded on the NASDAQ Global Select Market. See “Risk Factors—Risks Related to Our Adviser and Its Affiliates.” Prospect Capital Corporation had total assets of approximately $7.9 billion as of June 30, 2024. Our Adviser’s professionals also manage Prospect Floating Rate and Alternative Income Fund, Inc. or “PFLOAT,” which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. As of June 30, 2024, PFLOAT had total assets of approximately $77.2 million.
Our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments, and managing and investing in Senior Secured Loans and CLOs, including the equity and junior debt tranches of CLOs. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered investment companies. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management and Prospect Administration and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team. See “Investment Objective and Strategy—About Our Adviser.” We believe that the depth of experience and disciplined investment approach of our Adviser’s management team will help our Adviser to successfully execute our investment strategy. See “Management” and “Portfolio Management” for biographical information regarding our Adviser’s professionals.
Our Board of Directors, including a majority of independent directors, oversees and monitors our investment performance and beginning with the second anniversary of the date of the Investment Advisory Agreement annually reviews the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See “Investment Advisory Agreement.”
Market Opportunity
Overview
CLO market background
CLOs are investment vehicles backed by a diversified pool of Senior Secured Loans. A CLO uses the cash flows from a portfolio of Senior Secured Loans to back the issuance of multiple classes of rated debt securities, which together with the junior capital tranches are used to fund the purchase of the underlying Senior Secured Loans.
A special purpose vehicle (typically formed in the Cayman Islands or another similar jurisdiction) is formed to purchase the Senior Secured Loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, non-recourse financing with fixed financing terms, including floating interest rates at a stated spread to SOFR. Additionally, the underlying Senior Secured Loans in the CLOs are generally not required to be marked-to-market; therefore leverage in the structure should remain the same regardless of market movements, all other things being equal. The capital structure of a typical CLO involves the issue by the special purpose vehicle of multiple tranches of debt securities. The amount of each tranche is determined, among other things, by the credit rating assigned by rating agencies to the securities. These various tranches have different rankings as to entitlement to payment of interest and principal. Each tranche provides credit enhancement to the tranches which rank senior to it, since the holders of the senior tranches are entitled to payment before payments are made to the holders of the junior tranches. In the event of a default and realized loss on any of the Senior Secured Loans underlying a CLO, any shortfall is absorbed first by any additional credit enhancement in the transaction (such as over-collateralization or a cash reserve) and then by the most junior tranches of the securities issued to the extent of the credit enhancement provided by that tranche, and then by the next most senior tranche or tranches until the shortfall has been absorbed in its entirety. See “Risk Factors—Risks Related to Our Investments—Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments” and “—Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.”
In a typical CLO, as shown in the chart below, the capital structure would include approximately 90% debt, with the remainder comprising the junior most CLO securities, typically referred to as the CLO’s equity tranche. Interest and principal repayment cashflows derived from the pool of Senior Secured Loans are allocated sequentially first to cover the operational and administrative costs of the CLO, second to the debt service of the highest ranking debt tranche, third to the debt service of the next highest ranking debt tranche and so on until all obligations of the CLO have been met. This sequential cashflow allocation is usually referred to as the “payment waterfall.” The most subordinated tranche of securities is therefore the most sensitive to defaults and realized losses in relation to the underlying assets, and the most senior tranche is the least sensitive to them.

The equity tranche represents the most junior tranche in the CLO capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of this tranche are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the CLO and servicing of the debt securities. Economically, the equity tranche benefits from the difference between the interest received from the Senior Secured Loans and the interest paid to the holders of debt tranches of the CLO structure. Should a default or decrease in expected payments to a particular CLO occur, that deficiency typically first affects the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency.
Debt tranches of CLOs typically are rated and have a stated coupon. Equity tranches of CLOs are typically unrated and do not have a stated coupon. Rather, payments to the equity tranches of CLOs are dependent on the residual cashflows after all interest, fees and expenses on the debt tranches have been paid. The equity tranche of a CLO is the most sensitive to defaults and realized losses as it is the most subordinated tranche in the CLO’s capital structure, whereas CLO debt tranches are not impacted by defaults and realized losses until total losses exceed the value of the equity tranche. CLO payment provisions are detailed in a CLO’s indenture and are referred to as the “priority of payments” or “waterfall.”
Each tranche within a CLO has voting rights on any amendments that would have a material effect on such tranche. Neither the debt tranches nor equity tranche of CLOs have voting rights on the management of the underlying Senior Secured Loan portfolio. The holders of the equity tranches of CLOs typically have the right to approve and/or replace the CLO collateral manager after such CLO manager has triggered a default. The equity tranche of a CLO has the ability to call the debt tranches following a non-call period. Debt tranches of CLOs do not have the right to call the other CLO security tranches.
To the extent that certain interest and asset coverage tests are not met at any time, residual cash flows are generally either diverted to repay principal on the prior ranking debt tranches, or reinvested in additional underlying Senior Secured Loans until such tests are again in compliance. Principal collections received from the Senior Secured Loans are generally reinvested in additional Senior Secured Loans during the reinvestment period, which is typically approximately three to five years. Following the reinvestment period, principal proceeds received are typically used to pay down the debt tranches in order of priority.
Transactions generally do not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the debt tranches to be paid in full after the expiration of an initial period of the life of the special purpose entity (referred to as the “non-call period”). The exercise of the call option is by a specified percentage of the holders of the equity tranches. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the debt tranches will be paid in full if the call is exercised.

Transactions generally contain provisions outlining the rights of noteholders following an event of default. Events of default typically include (among others) failure to meet payment requirements on senior notes, and other material defaults under the transaction documents. It is also often an event of default if the par value of the collateral is less than 100% to 102.5% of the aggregate principal amount outstanding of the senior notes representing the controlling class. The controlling class of noteholders will generally be the most senior debt tranche then outstanding.
If an event of default occurs, the transaction can be accelerated at the discretion of the trustee for the noteholders and/or by the applicable majority of the controlling class of noteholders. The transaction may also contain provisions for early redemption at the option of the controlling class of noteholders for certain tax events. The early termination of the transaction in any of these circumstances could expose the holders of CLOs to the risk that the underlying Senior Secured Loans will have to be sold at depressed prices.
An investment in a CLO offers access to a diversified and actively managed portfolio of Senior Secured Loans in a single investment with the potential to provide enhanced returns generated by the difference between the yield on the underlying assets in the portfolio and the cost of funding of the rated debt liabilities.
The most junior tranches of all U.S. CLOs (typically referred to as CLO equity tranches) have delivered over 19% annual average cash yields from January 2003 through December 2023,(1) as shown in the chart below. According to Wells Fargo, 98.1% of U.S. CLOs that have been issued since 2000 and redeemed through March 2015, which is the most recent date that is available for this data, have generated a positive return to equity investors.(2) Despite the historically favorable returns delivered by most junior classes of U.S. CLOs, these investments have generated lower returns during periods of extreme market volatility, particularly as a result of events impacting the U.S. credit markets. See “Risk Factors - The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have materially and adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.”
Average CLO Equity Annualized Yields
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(1)    Source: Citigroup Global Markets Research - Citi US CLO Scorecard – April 11, 2022; Citigroup Global Markets Research - 2012 Equity Study Spreadsheet; Citigroup Global Markets Research - Global Structured Credit Strategy - March 12, 2013; 2022 – 2023 Average CLO Equity Annualized Yields determined using Intex US CLO Database and Prospect Capital assumptions.
(2)    Source: Wells Fargo Structured Products Research, Intex and data provided by CLO Collateral Managers.
Cashflow transactions
We may invest in Senior Secured Loans directly or in any security issued by a CLO but have invested primarily in the equity and junior debt tranches of cashflow CLO transactions. The underlying assets of cashflow CLOs are comprised primarily of Senior Secured Loans. Cashflow CLOs differ from market value CLOs in that they do not include mark-to-market covenants. For example, the cashflow CLOs that we target have covenants that are primarily based on the par value of the Senior Secured Loans owned by the CLO, whereas market value CLOs have covenants that are primarily based on the market value of the Senior Secured Loans owned by the CLO. Thus, the performance of a cashflow CLO is less sensitive than the performance of a market value CLO to the market volatility of the Senior Secured Loans owned by the CLO. Cashflow CLOs typically have a stated maturity of 10 to 13 years with an actual average life of approximately 5 to 9 years.
The underlying assets of cashflow transactions may be either actively managed by a CLO collateral manager, or structured as static pools where few if any changes can be made to the initial asset selection. We invest primarily in actively-managed transactions where the portfolio will be managed according to typically stringent investment guidelines set out at the inception of the transaction. These guidelines likely will include specific requirements determined by the rating agencies (Moody’s, Standard & Poor’s, and/or Fitch), such as a broadly invested portfolio and weighted average rating requirements on the Senior Secured Loans in the portfolio.

Broad investment variety is a key feature of the portfolios of the CLOs in which we invest, and is aimed at minimizing the effect of potential credit deterioration. Typical guidelines require broad investment variety by issuer and industry. Individual CLO portfolios will generally consist of a large number of issuers in various industries.
Returns to investors in CLOs are dependent on a number of factors. One of the principal drivers is the number and timing of defaults in the portfolio, as well as recovery rates on any defaulted Senior Secured Loans. Other factors which contribute to return performance are correlation among assets, portfolio purchase price, repayment rate, reinvestment rate, trading gains/losses, test levels, frequency of payment on assets and liabilities, and allocation of cashflows.
Outlook
The U.S. Senior Secured Loan market
We believe that while the U.S. Senior Secured Loan market is relatively large, with the Morningstar LSTA US Leveraged Loan Index estimating the total par value outstanding at approximately $1.38 trillion as of September 30, 2024,(3) this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. CLOs permit wider exposure to Senior Secured Loans, but this market is almost exclusively private and predominantly institutional. We may choose not to invest in Senior Secured Loans directly because our principle investment strategy is to invest in the equity and junior debt tranches of CLOs.
The Senior Secured Loan market is characterized by various factors, including:
•Seniority.  A Senior Secured Loan typically has a first lien, or sometimes second lien, on the borrower’s assets and ranks senior in a borrower’s capital structure to other forms of debt or equity. As such, that loan maintains the senior-most claim on the company’s assets and cash flow, and we believe should, all other things being equal, offer the prospect of a more stable and lower-risk investment relative to other debt and equity tranches.
•Consistent long-term performance.  Senior Secured Loans have provided, as shown in the chart below, positive cash yields in all years since 1997 and only three full years (2008, 2015, and 2022) of negative returns including mark-to-market volatility. Senior Secured Loans provided a 2-year return of 7.5% in 2008 and 2009 despite the market downturn.(4)
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(3) Source: Pitchbook | LCD, Q3 2024, US Leveraged Loan Quarterly Trend Lines, “Par Amount of Outstanding Leveraged Loans”
(4)     Source: S&P Capital IQ - Leveraged Loan Index Returns Summary.
Despite the historically favorable returns delivered by most junior classes of U.S. CLOs, these investments have generated lower returns during periods of extreme market volatility, particularly as a result of events impacting the U.S. credit markets. See “Risk Factors - The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have materially and adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.”

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Source: Morningstar LSTA US Leveraged Loan Index Returns Summary, accessed 8/31/2024.

•Floating rate instruments.  A Senior Secured Loan typically contains a floating interest rate versus a fixed interest rate, which we believe provides some measure of protection against the risk of increases in interest rates and inflation. Also, the debt tranches of a CLO have floating interest rates as well, which provides a partial matching of changes in the interest rates on the CLO’s assets and liabilities.
•Low default-rate environment.  The default rate on all Senior Secured Loans included in the S&P/LSTA Leveraged Loan Index has averaged averaged 2.13% from January 1, 2003 through September 30, 2024(5)
    In the current environment, we believe the above attributes are particularly desirable.
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(5)    Source: Pitchbook LCD -- Morningstar LSTA US Leveraged Loan Index Default Rates.
Deal Sourcing
Deals will typically be sourced through our Adviser’s direct contact and access to major U.S.-based CLO collateral managers and extensive relationships and contacts with U.S. Senior Secured Loan and CLO originating and trading operations at banks and other financial institutions.
Analysis of Collateral
In addition to the in-depth due diligence that we believe the CLO collateral manager will typically conduct on the Senior Secured Loans in a CLO portfolio, our Adviser also will typically perform in-depth due diligence on the individual Senior Secured Loans in the CLO portfolio. Our Adviser’s evaluation process for corporate credit portfolios typically focuses on identifying high-risk issuers, evaluating the key events which could lead to their default, and understanding the timing of these events and the expected severity of loss should these events take place.
We caution investors that the past performance described above is not indicative of future returns and the results do not include fees, expenses or taxes that a stockholder may incur. The results described above may not be representative of our portfolio.
In this process of evaluation, input generally will be obtained from our Adviser’s professionals. In addition, our Adviser has access to its experienced credit team for information with which to screen issuers according to qualitative and quantitative criteria. Credit statistics are typically reviewed for each corporate issuer in our portfolio. This review usually will be used in the investment modeling process and stress case analysis, which our Adviser believes will produce a thorough assessment of underlying potential default and recovery characteristics of Target Securities.

Analysis of CLO Collateral Manager
Assessment of the CLO collateral manager’s expertise in the underlying asset class and track record generally is a key component in the investment evaluation process. Typical criteria that will be used to evaluate prospective CLO collateral managers include:
•experience and track record in managing CLOs and Senior Secured Loans;
•historic performance of such CLO collateral manager’s CLOs with increased focus on performance during the dislocation experienced by credit markets in 2008 and 2009;
•investment processes and systems;
•investment style and consistency in portfolio construction;
•senior management and key team members;
•access to Senior Secured Loans; and
•reporting and transparency.
In addition to reviewing offering materials and reporting documentation, our Adviser’s professionals conduct interviews with the senior management and portfolio managers of prospective investee CLO collateral managers and obtain references from other investors in prior vehicles, credit analysts and risk management professionals of prospective managers as part of the investment due diligence process.
CLO Structural Analysis
We utilize both proprietary and third party financial models to assess credit and structural risks of each prospective CLO investment and to determine expected returns. Typically these models incorporate many of the following structural variables and assumptions in respect of each transaction:
•probability and/or timing of underlying asset default;
•recovery rates and timing of recovery on defaulted assets;
•cash receipts and prepayments;
•reinvestment terms for new Senior Secured Loans;
•term of the transaction;
•capital structure;
•funding cost;
•fees and expenses; and
•cash flow “waterfalls”, including application of excess yield and cash flow diversion triggers.
Utilizing our default and recovery assumptions generated for portfolios of underlying Senior Secured Loans, a risk analysis generally will be performed to determine the probability of achieving various return levels for each investment. Transactions which demonstrate stable return profiles with high breakeven probabilities typically will be targeted and transactions with significant tail risk (i.e., probability of achieving below targeted returns) typically will be avoided.
Our Adviser also utilizes in-house legal professionals and/or external legal counsel to review CLO legal documents as part of the investment process.
The structural analysis generally will also be used to identify and manage risk concentrations in the aggregate investment portfolio (i.e., asset, asset class, sector, rating and manager) and to ensure ongoing compliance with our investment strategy.
Management of Investments
Investment decisions by our Adviser will generally be based on a rigorous credit and structural review and relative value analysis performed by its team, and potential investments will generally be analyzed on the merits of the individual transaction in terms of absolute return targets and relative value versus comparable opportunities.
Our Adviser’s team generally will prepare an investment memorandum that documents an investment hypothesis and supporting information. Supporting information often includes, among other items, due diligence performed on the underlying portfolio, identification of credits to be included in the transaction, the CLO structural analysis set out above, due diligence performed on the CLO collateral manager, a review and analysis of the offering documentation, and modeling of “downside” and “stress” scenarios.

Our Adviser’s sale and purchase decisions are reviewed and approved by multiple professionals. Our Adviser’s professionals typically use a consensus approach to decision making, wherein each purchase or sale of an investment must be approved by a majority of such professionals. If a majority consensus is not reached, an investment sale or purchase typically will not be made. Our Adviser’s professionals confer as often as is necessary to discuss potential new investments and existing positions whenever action is required. As part of its investment decisions, our Adviser’s professionals may also take into consideration an analysis of a potential investment’s impact on our portfolio’s structure. See “Portfolio Management” for additional information on our Adviser’s professionals.
In relation to Target Securities in which we invest, our Adviser’s professionals conduct rigorous ongoing analysis on the Senior Secured Loans, the CLO structure and the CLO collateral manager which generally will include monthly reporting providing an overview of:
•Senior Secured Loan lists;
•current period buy/sell activity;
•portfolio metrics (including yield, price, weighted average rating factors and any rating movements);
•concentration limits;
•covenant compliance; and
•cash flows.
Further, our Adviser holds formal reviews with CLO collateral managers to whom we are exposed on a periodic basis.
Risk management is an on-going process that may include regular benchmarking of investment performance against the initial investment hypothesis and the maintenance and monitoring of a “risk rating list” by our Adviser on a monthly basis derived from general market information including security prices, press releases, news and statements and ongoing due diligence to assist our Adviser in forecasting the occurrence of specific credit events and modeling outcomes.
Cash Uses and Cash Management Activities
In accordance with our investment strategy, our principal use of cash (including the net offering proceeds) will be to fund investments sourced by our Adviser, as well as initial expenses related to this offering, ongoing operational expenses and payment of dividends and other distributions to stockholders in accordance with our distribution policy. See “Distributions”.
Potential Competitive Strengths
We believe that we offer our investors the following potential competitive strengths:
Established platform with seasoned investment professionals. We will benefit from the wider resources of our Adviser through the personnel it utilizes from Prospect Capital Management, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments. We believe these personnel possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities in Target Securities.
Long-term investment horizon. Unlike private equity and venture capital funds, we will not be subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.
Efficient Tax Structure. As a regulated investment company, or “RIC,” we generally will not be required to pay U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. Furthermore, tax-exempt investors in our securities who do not finance their acquisition of our securities with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI.” Although, as a RIC, we will not be subject to U.S. federal income taxes on dividends we receive from taxable entities and that we timely distribute to our stockholders, any taxable entities we own generally will be subject to U.S. federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.
Disciplined, income-oriented investment philosophy. Our Adviser employs a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at issuers of Target Securities which could result in adverse portfolio developments.

This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
Investment expertise across all levels of the corporate capital structure. We believe the personnel available to our Adviser have broad expertise and experience investing in companies, managing high-yielding debt and equity investments, and managing and investing in Target Securities. We will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform well in a broad range of economic conditions.
Operating and Regulatory Structure
Our investment activities are managed by our Adviser and supervised by our Board of Directors, a majority of whom are independent. Under our Investment Advisory Agreement, we have agreed to pay our Adviser a base management fee based on our average total assets as well as a subordinated incentive fee based on our performance. In addition, we will reimburse our Adviser for routine non-compensation overhead expenses, such as expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement, and other expenses. See “Investment Advisory Agreement” for a description of the payments we will make to our Adviser.
Prospect Administration provides us with general ledger accounting, fund accounting, and other administrative services.
While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure initially is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. To provide our stockholders with limited liquidity, we intend to conduct quarterly repurchase offers pursuant to our share repurchase program. We intend to limit the number of shares to be repurchased in any calendar quarter to up to 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year. We may determine in the future to conduct any future repurchase offers more or less frequently than on a quarterly basis as well as for a greater or lesser amount of our shares than currently expected, and we may suspend or terminate the share repurchase program at any time. We expect to offer to repurchase such shares at a price equal to the then current net asset value per share of our common stock.
This will be the only method of liquidity that we offer prior to a liquidity event. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price.
Our shares are not currently listed on an exchange, and we do not expect a public market to develop for them in the foreseeable future, if ever.
We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to pay U.S. federal income tax on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must timely distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses, and at least 90% of our net tax-exempt interest income.
We will be subject to certain regulatory restrictions in making our investments. We have received the Order from the SEC granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and PFLOAT. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions—Allocation of Investments” in the statement of additional information.
To seek to enhance our returns to our common stockholders, we may borrow money from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur indebtedness so long as our asset coverage ratio is at least 300% with respect to and after incurring such indebtedness or issue preferred stock so long as our asset coverage ratio is at least 200% with respect to and after issuing such preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. As of June 30, 2024, we had, approximately, $27.4 million of shares of 7.00% Series D Term Preferred Stock due 2029 outstanding, $30.8 million of 6.625% Series F Term Preferred Stock due 2027 outstanding, $36.8 million of 6.250% Series G Term Preferred Stock due 2026 outstanding, $29.9 million of 6.000% Series H Term Preferred Stock due 2026 outstanding, $40.0 million of 6.125% Series I Term Preferred Stock due 2028 outstanding, $39.5 million of 6.000% Series J Term Preferred Stock due 2028 outstanding, $40 million of 7.000% Series K Cumulative Preferred Stock outstanding, $27.5 million of 6.375% Series L Term Preferred Stock due 2029 outstanding, $19.5 million under the Facility outstanding and $30 million in aggregate principal amount of our 2035 Notes outstanding and our asset coverage ratio, with respect to the Preferred Stock, the 2035 Notes and the Facility was approximately 303%, 1,966% and 4,990%, respectively. The Asset Coverage per Unit is $49,905 for the Facility, $19,659 per unit for the 2035 Notes and $76 for the Preferred Stock.

On March 18, 2020, the Company announced a program for the repurchase of up to $50 million worth of the outstanding shares of the Company’s Preferred Stock in aggregate. The Company may, but is not obligated to, repurchase its outstanding Preferred Stock in the open market from time to time upon the approval of the Board of Directors. Under the repurchase program, the Company repurchased 18,748 Series A Term Preferred Stock, at an average net price of $18.32 per share, 15,082 Series B Term Preferred Stock, at an average net price of $18.25 per share, 52,901 Series C Term Preferred Stock at an average net price of $18.29 per share, 1,000 Series D Term Preferred Stock, at an average net price of $16.93 per share, 60,684 Series E Term Preferred Stock, at an average net price of $18.84 per share, and 64,652 Series F Term Preferred Stock, at an average net price of $16.99 per share, for the year ended June 30, 2020. In connection with our repurchased Preferred Stock, the Company recognized a realized gain of $1,299,945, net of previously unamortized deferred issuance costs of $190,339.

On February 1, 2021, our Board of Directors authorized a program for the repurchase of up to $25 million worth of our outstanding shares of our Preferred Stock in aggregate, pursuant to terms consistent with those of the program announced in March 2020. Under the repurchase program, we repurchased 13,170 shares of our Series A Term Preferred Stock, at an average net price of $25.02 per share, 3,710 shares of our Series C Term Preferred Stock at an average net price of $25.20 per share, 1,942 shares of our Series D Term Preferred Stock, at an average net price of $25.27 per share, 17,642 shares of our Series E Term Preferred Stock, at an average net price of $25.02 per share, and 1,920 Series F Term Preferred Stock, at an average net price of $25.00 per share, from March 1, 2021 through March 5, 2021. In connection with our repurchased Preferred Stock, the Company recognized a realized loss of $20,687, net of previously unamortized deferred issuance costs of $29,957.

    On September 6, 2022, we entered into a secured revolving credit facility (the “Facility”). The aggregate commitment of the Facility is $40 million and is collateralized by our CLO investments. The Facility matures on March 6, 2027 and generally bears interest at the current 1 month SOFR Rate plus 3.25%, subject to a SOFR floor of 0.25%. As of October 24, 2024, there was $38.2 million outstanding on the Facility. Additionally, the lender charges a fee on the unused portion of the credit facility equal to 0.375% per annum on the difference between the commitment amount and the average daily funded amount of the Facility. The agreement governing our Facility requires us to comply with certain financial and operational covenants. These covenants include restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets and a minimum total net asset level that we are required to maintain. As of October 24, 2024, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. Accordingly, there are no assurances that we will comply with the covenants in our Facility. Failure to comply with these covenants would result in a default under the Facility that, if we were unable to obtain a waiver from the lenders thereunder, could result in an acceleration of repayments under the Facility and thereby have a material adverse impact on our business, financial condition and results of operations.

On January 27, 2020, we issued $15 million in aggregate principal amount of the 2035 Notes in a private placement to an institutional investor. On March 3, 2022, we issued an additional $15 million in aggregate principal amount of the 2035 Notes in a private placement to the same institutional investor. The 2035 Notes mature on March 31, 2035 and bear interest at a rate of 6.50% per year, payable quarterly on March 31, June 30, September 30 and December 31 of each year.

The use of borrowed funds, such as through the Facility, or the proceeds of notes or preferred stock to make investments has its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock. See “Risk Factors-Risks Related to Our Capital Structure and Leverage” for a discussion of the risks inherent to employing leverage.
Valuation Procedures
The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make. We fair value each individual investment on a monthly basis. In addition, in connection with our share repurchase program, our Board of Directors has adopted procedures pursuant to which our portfolio will be valued on or about the date of repurchases.
Our Board of Directors determines the value of our investment portfolio each quarter, after consideration of our audit committee’s recommendation of fair value. For valuations made outside of the quarter end, our Board of Directors has designated our Adviser to value our portfolio pursuant to policies and procedures approved by our Board of Directors. Our Adviser will compile the relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, typically will be presented to our audit committee to consider in making its recommendation of fair value to our Board of Directors. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases our audit committee generally will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available, in making its recommendation of fair value to our Board of Directors. We may elect to engage third-party valuation firms to provide assistance to our audit committee and Board of Directors in valuing certain of our investments. Our audit committee expects to evaluate the impact of such additional information, and factor it into its consideration of fair value. See “Determination of Net Asset Value” for a discussion of how net asset value is determined.
Competition
We compete for investments with other investment funds (including other equity and debt funds, mezzanine funds and business development companies), as well as traditional financial services companies such as commercial banks, investment banks, finance companies, insurance companies and other sources of funding. Additionally, because we believe competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including CLOs. As a result of these new entrants, competition for investment opportunities in CLOs may intensify. Many of these entities may have greater financial and managerial resources than we do. We believe we will be able to compete with these entities primarily on the basis of the experience and contacts of our Adviser, and our responsive and efficient investment analysis and decision-making processes.
Operations
    Our day-to-day investment operations are managed by our Adviser. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal, and administrative personnel of Prospect Capital Management and Prospect Administration. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser.

    In addition, we reimburse Prospect Administration for an allocable portion of expenses incurred by it in performing its obligations under our Administration Agreement, including a portion of the rent and the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel.

Prospect Capital Management has engaged Preferred Shareholder Services, LLC, an affiliate of the Dealer Manager, to provide certain non-offering issuer support services pursuant to a services agreement. Prospect Capital Management is responsible for any payments due under such agreement. As of January 1, 2022, Prospect Capital Management will allocate the costs under such services agreement to the Company quarterly, at an up to 0.25% per annum rate of the Company’s average monthly net assets.
Facilities
We do not own any real estate or other physical properties materially important to our operation. Our corporate headquarters are located at 10 East 40th Street, 42nd Floor, New York, NY 10016, where we occupy office space pursuant to an Administration Agreement with Prospect Administration.

Legal Proceedings
Neither we nor our Adviser are currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Adviser.
From time to time, our Adviser, its affiliates or its professionals may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights with respect to our investments. While the outcome of such legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

DETERMINATION OF NET ASSET VALUE
We determine the net asset value per share of our common stock by dividing the value of our investments, cash and other assets (including interest accrued but not collected) less all our liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of our common stock outstanding on a monthly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make.
We are required to specifically fair value each individual investment on a monthly basis. In addition, in connection with our share repurchase program, our Board of Directors has adopted procedures pursuant to which our portfolio will be valued on or about the date of repurchases.
Our Board of Directors determines the value of our investment portfolio each quarter, after consideration of our audit committee’s recommendation of fair value. For valuations made outside of the quarter end, our Board of Directors has designated our Adviser to value our portfolio pursuant to policies and procedures approved by our Board of Directors. Our Adviser will compile and review relevant information, including the operating metrics of Target Securities that are CLO securities, including compliance with collateralization tests, defaulted and restructured Senior Secured Loans that comprise a CLO’s portfolio, payment defaults, if any, recent trading activity in the security, if known, and the most recent trustee reports and note valuation reports. The values of Target Securities that are CLO securities are primarily determined using a third-party cash flow modeling tool.
We may also invest directly in Senior Secured Loans (either in the primary or secondary markets). In valuing such investments, our Adviser will prepare an analysis of each Senior Secured Loan, including a financial summary, covenant compliance review, recent trading activity in the security, if known, and other business developments related to the issuer of such Senior Secured Loan.
We seek to derive a value at which market participants could transact in an orderly market and also seek to benchmark the model inputs and resulting outputs to observable market data, when available and appropriate. Available information, including non-binding indicative bids which may not be considered reliable, typically will be presented to our audit committee to consider in making its recommendation of fair value to our Board of Directors. Our Board of Directors has elected to engage third-party valuation firms to provide assistance to our audit committee and Board of Directors in valuing our investments. Our audit committee expects to evaluate the impact of such additional information, and factor it into its consideration of fair value.
Determinations in Connection With Offerings

We are offering our shares on a continuous basis at an offering price equal to our NAV per share, as of the effective date of the monthly share purchase date, plus selling commissions and dealer manager fees. Persons who subscribe for shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares.

We expect to report our NAV per share as of the last calendar day of the applicable month on our website generally within 15 business days of the last calendar day of the applicable month.

MANAGEMENT
Pursuant to our charter and bylaws, our business and affairs are managed under the direction of our Board of Directors. The responsibilities of our Board of Directors include, among others, the oversight of our investment activities, the monthly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Directors currently has an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time as necessary. Each director will serve until the expiration of such director’s term and until his or her successor is duly elected. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors.
Any vacancy on our Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on our Board of Directors created by an increase in the number of directors may be filled by a majority vote of the entire Board of Directors.
Board of Directors and Executive Officers
Our Board of Directors consists of four members, three of whom are not “interested persons” of us or our Adviser as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our Board of Directors have been divided into three staggered classes, with directors in each class elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify. The terms of the Class I directors, Class II directors and Class III directors will expire at the annual meeting of our stockholders held in 2025, 2026 and 2024, respectively, and in each case, those directors will serve until their successors are elected and qualify. Upon expiration of their current terms, directors of each class will be elected to serve for terms expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. As noted below, we have two directors who are designated as “preferred stock directors” who are elected exclusively by holders of our preferred stock, voting separately as a single class. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under section 402 of the Sarbanes-Oxley Act.
Directors
Information regarding our Board of Directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o Priority Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Interested Directors
The following directors are “interested persons” as defined in the 1940 Act.

Name and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director(1)	Directorships Held by Director During Past 5 Years
M. Grier Eliasek, 51	Director, Chairman of the Board, Chief Executive Officer and President	Class III Director since July 2012; Term expires 2024	President and Chief Operating Officer of our Adviser, President and Chief Operating Officer of Prospect Capital Corporation, Managing Director of Prospect Capital Management and Prospect Administration, and Chief Executive Officer and President of Prospect Floating Rate and Alternative Income Fund, Inc.	3	Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc.

Independent Directors
The following directors are not “interested persons” as defined in the 1940 Act.

Name and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director(1)	Other Directorships Held by Director During Past 5 Years
William J. Gremp,(2) 81	Director	Class II Director since October 2012; Term expires 2026	Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. from 1999 - present.	3	Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc.
Andrew C. Cooper,(2) 62	Director	Class III Director since October 2012; Term expires 2024	Mr. Cooper is an entrepreneur, who over the last 15 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Energy, LLC, a company that develops, owns and operates distributed combined heat and power co-generation solutions.	3	Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc.
Eugene S. Stark, 66	Director	Class I Director since October 2012; Term expires 2025	Principal Financial Officer, Chief Compliance Officer and Vice President—Administration of General American Investors Company, Inc., a registered closed-end fund, from May 2005 to present.	3	Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc.
(1)The Fund Complex consists of the Company, Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc.
(2)Designated as a preferred stock director.
Director Qualifications
Our Board of Directors believes that, collectively, the directors have balanced and diverse experience, qualifications, attributes and skills, which allow our Board of Directors to operate effectively in governing the Company and protecting the interests of its stockholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each director considered by our Board of Directors.
M. Grier Eliasek
Mr. Eliasek has been the Chairman of our Board of Directors and our Chief Executive Officer and President since inception. Mr. Eliasek also currently serves as President and Chief Operating Officer of our Adviser, as a Managing Director of our Administrator, as President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, and Chairman of the Board of Directors, Chief Executive Officer and President of Prospect Floating Rate and Alternative Income Fund, Inc. (formerly Prospect Sustainable Income Fund, Inc., Prospect Flexible Income Fund, Inc., TP Flexible Income Fund, Inc. and Pathway Capital Opportunity Fund, Inc.). He also serves on the Board of Directors for Prospect Capital Corporation and leads each of Prospect Capital Management’s investment committees in the origination, selection, monitoring and portfolio management of investments. Prior to joining Prospect Capital Management in 2004, Mr. Eliasek served as a Managing Director with Prospect Street Ventures, an investment management firm which, together with its predecessors, invested in various investment strategies through publicly traded closed-end funds and private limited partnerships. Prior to joining Prospect Street Ventures, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm. Mr. Eliasek received his

MBA from Harvard Business School and his Bachelor of Science degree in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar.
Mr. Eliasek brings to our Board of Directors business leadership and experience and knowledge of Target Securities, other debt, private equity and venture capital investments and, as well, a knowledge of diverse management practices. His depth of experience in managerial positions in investment management, securities research and financial services, as well as his extensive knowledge of our business and operations, provides our Board of Directors valuable industry-specific knowledge and expertise on these and other matters. Mr. Eliasek’s service as Chairman of the Board of Directors, Chief Executive Officer and President of the Company, as Chief Operating Officer and President of our Adviser and as a Managing Director of Prospect Capital Management and Prospect Administration provide him with a specific understanding of the Company, its operation, and the business and regulatory issues facing the Company.
Andrew C. Cooper
Mr. Cooper’s over 30 years of experience in venture capital management, venture capital investing and investment banking provides our Board of Directors with a wealth of leadership, business investing and financial experience. Mr. Cooper’s experience as the co-founder, Co-CEO, and director of Unison Energy, a co-generation company that engineers, installs, owns, and operates cogeneration facilities as well as the former co-CEO of Unison Site Management LLC, a leading cellular site owner with over 4,000 cell sites under management, and as co-founder, former CFO and VP of business development for Avesta Technologies, an enterprise, information and technology management software company bought by Visual Networks in 2000, provides the Board with the benefit of leadership and experience in finance and business management. Further, Mr. Cooper’s time as a director of CSG Systems, Protection One Alarm, LionBridge Technologies Weblink Wireless, Aquatic Energy and the Madison Square Boys and Girls Club of New York provides the Board with a wealth of experience and an in-depth understanding of management practices. Mr. Cooper’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, the Adviser and Prospect Administration enhances his service as a member of the Nominating and Corporate Governance Committee.
William J. Gremp
Mr. Gremp brings to our Board of Directors a broad and diverse knowledge of business and finance as a result of his career as an investment banker, spanning over 40 years working in corporate finance and originating and executing transactions and advisory assignments for energy and utility related clients. Since 1999, Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. From 1996 to 1999, he served at Wachovia as senior vice president, managing director and co-founder of the utilities and energy investment banking group, responsible for origination, structuring, negotiation and successful completion of transactions utilizing investment banking, capital markets and traditional commercial banking products. From 1989 to 1996, Mr. Gremp was the managing director of global power and project finance at JPMorgan Chase & Co., and from 1970 to 1989, Mr. Gremp was with Merrill Lynch & Co., starting out as an associate in the mergers and acquisitions department, then in 1986 becoming the senior vice president, managing director and head of the regulated industries group. Mr. Gremp’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, the Adviser and Prospect Administration enhances his service as a member of the Nominating and Corporate Governance Committee.
Eugene S. Stark
Mr. Stark brings to our Board of Directors over 20 years of experience in directing the financial and administrative functions of investment management organizations. Our Board of Directors benefits from his broad experience in financial management; SEC reporting and compliance; strategic and financial planning; expense, capital and risk management; fund administration; due diligence; acquisition analysis; and integration activities. Since May 2005, Mr. Stark’s position as the Principal Financial Officer, Chief Compliance Officer and Vice President of Administration at General American Investors Company, Inc., where he is responsible for operations, compliance, and financial functions, allows him to provide our Board of Directors with added insight into the management practices of other financial companies. From January to April of 2005, Mr. Stark was the Chief Financial Officer of Prospect Capital Corporation, prior to which he worked at Prudential Financial, Inc. between 1987 and 2004. His many positions within Prudential include 10 years as Vice President and Fund Treasurer of Prudential Mutual Funds, four years as Senior Vice President of Finance of Prudential Investments, and two years as Senior Vice President of Finance of Prudential Annuities. Mr. Stark is also a Certified Public Accountant (inactive status). Mr. Stark’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, the Adviser and Prospect Administration enhances his service as a member of the Nominating and Corporate Governance Committee.

Information about Executive Officers Who are Not Directors

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Kristin Van Dask, 45	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since April 2018
Ms. Van Dask has been the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of the Company since April 2018. Ms. Van Dask previously served as controller at Prospect Administration LLC. Ms. Van Dask is also the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of our Adviser, Prospect Floating Rate and Alternative Income Fund, Inc.

    Ms. Van Dask has over 20 years of experience in finance, accounting, and financial reporting, including with business development company, closed-end fund, securitization, corporate, private partnership, and other structures. Prior to joining the accounting department of Prospect Administration LLC, Ms. Van Dask served in the Structured Finance Division of GSC Group LLC, a registered investment adviser specializing in credit-based alternative investment strategies. Ms. Van Dask was an Accounting Manager responsible for the accounting and financial reporting of private equity and hedge funds invested in a diverse series of leveraged structured credit instruments. From 2002 to 2007, Ms. Van Dask held various positions within the Assurance practice of Ernst & Young LLP, working on a variety of privately held and publicly traded clients, private equity funds, management companies, and investment advisory partnerships. She was responsible for the supervision of financial statement audits for funds with portfolios ranging up to $10 billion and a publicly traded company with manufacturing revenues of over $8 billion. In 2001, Ms. Van Dask began her public accounting career at Arthur Andersen LLP. Ms. Van Dask holds a BS magna cum laude from Towson University and is a Certified Public Accountant in the state of New York.
The address for our executive officers is c/o Priority Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Director Independence
Our Board of Directors annually determines each director’s independence. We do not consider a director independent unless our Board of Directors has determined that he or she has no material relationship with us. We monitor the relationships of our directors and officers through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.
In order to evaluate the materiality of any such relationship, our Board of Directors uses the definition of director independence set forth in the rules promulgated by the NASDAQ Stock Market. Rule 5605(a)(2)(G) provides that a director, shall be considered to be independent if he or she is not an “interested person” of us, as defined in Section 2(a)(19) of the 1940 Act.
Our Board of Directors has determined that each of the directors is independent and has no relationship with us, except as a director and stockholder, with the exception of Mr. Eliasek, as a result of his position as President and Chief Executive Officer of us and President and Chief Operating Officer of our Adviser, and his executive positions at certain affiliates of our Adviser.
Board Leadership Structure
Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and our services and expenses and performance of our service providers. Among other things, our Board of Directors approves the appointment of our investment adviser and executive officers, reviews and monitors the services and activities performed by our investment adviser and executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.
Under our bylaws, our Board of Directors may designate a Chairman to preside over the meetings of our Board of Directors and to perform such other duties as may be assigned to him by our Board of Directors. We do not have a fixed policy as to whether the Chairman of our Board of Directors should be an independent director and believe that we should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on the criteria that is in the best interests of us and our stockholders at such times.
Presently, Mr. Eliasek serves as the Chairman of our Board of Directors. Mr. Eliasek is an “interested person” of us as described above. We believe that Mr. Eliasek’s history with us, familiarity with our investment platform, and extensive knowledge of the financial services industry, and the investment valuation process, in particular, qualify him to serve as the Chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as Mr. Eliasek’s relationship with our Adviser provides an effective bridge and encourages an open dialogue between management and our Board of Directors, helping these groups act with a common purpose.
Our Board of Directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is Chairman of our Board of Directors, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of audit and nominating and corporate governance committees comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.
We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.
Board’s Role in Risk Oversight
Our Board of Directors performs its risk oversight function primarily through (i) its two standing committees, which report to the entire Board of Directors and are comprised solely of independent directors, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures.
As described below in more detail under “Committees of the Board of Directors,” our audit committee and our nominating and corporate governance committee assist our Board of Directors in fulfilling its risk oversight responsibilities. Our audit committee’s risk oversight responsibilities include establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our investments, overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting, and audits of our financial statements. Our nominating and corporate governance committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to our Board of Directors a set of corporate governance principles and overseeing the evaluation of our Board of Directors and our management.
Our Board of Directors also performs its risk oversight responsibilities with the assistance of our chief compliance officer. Our Board of Directors annually reviews a written report from our chief compliance officer discussing the adequacy and effectiveness of our compliance policies and procedures and our service providers. Our chief compliance officer’s annual report addresses at a minimum (i) the operation of our compliance policies and procedures and our service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of our chief compliance officer’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which our Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, our chief compliance officer meets separately in executive session with the independent directors at least quarterly.
We believe that our Board of Directors’ role in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a registered closed-end management investment company. As a registered closed-end management investment company, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that our asset coverage must equal at least 300% immediately after each time we incur indebtedness and we are limited in our ability to invest in any company in which one of our affiliates currently has an investment.
We recognize that different board roles in risk oversight are appropriate for companies in different situations. We will re-examine the manner in which our Board of Directors administers its oversight function on an ongoing basis to ensure that they continue to meet our needs.
Committees of our Board of Directors
Our Board of Directors has the following committees:
Audit Committee

Our audit committee is responsible for establishing guidelines and making recommendations to our Board of Directors regarding our quarterly valuation review; selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants; approving professional services provided by our independent accountants (including compensation therefore); reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of our audit committee are Messrs. Cooper, Gremp and Stark, all of whom are independent. Mr. Stark serves as the Chairman of our audit committee and our Board of Directors has determined that Mr. Stark is an “audit committee financial expert” as defined under SEC rules. Our audit committee met eight times during the fiscal year ended June 30, 2024.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our Board of Directors or a committee thereof, develops and recommends to our Board of Directors a set of corporate governance principles and oversees the evaluation of our Board of Directors and our management. The committee is composed of Messrs. Cooper, Gremp and Stark. Mr. Gremp serves as Chairman of our nominating and corporate governance committee.
Our nominating and corporate governance committee does not currently have a written policy with regard to nominees recommended by our stockholders. The absence of such a policy does not mean, however, that a stockholder recommendation will not be considered if one is received.
Our nominating and corporate governance committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our bylaws and any applicable law, rule or regulation regarding director nominations. When submitting a nomination for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of our securities owned, if any; and, a written consent of the individual to stand for election if nominated by our Board of Directors and to serve if elected by our stockholders.
In evaluating director nominees, the members of our nominating and corporate governance committee consider the following factors:
•the appropriate size and composition of our Board of Directors;
•whether or not the person is an “interested person” with respect to us as defined in Section 2(a)(19) of the 1940 Act;
•our needs with respect to the particular talents and experience of its directors;
•the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of our Board of Directors;
•familiarity with national and international business matters;
•experience with accounting rules and practices;
•appreciation of the relationship of our business to the changing needs of society;
•the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and
•all applicable laws, rules, regulations, and listing standards.
Our nominating and corporate governance committee’s goal is to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience.
Other than the foregoing there are no stated minimum criteria for director nominees, although the members of our nominating and corporate governance committee may consider such other factors as they may deem are in the best interests of us and our stockholders. Our nominating and corporate governance committee also believes it appropriate for certain key members of our management to participate as members of our Board of Directors.
The members of our nominating and corporate governance committee identify nominees by first evaluating the current members of our Board of Directors willing to continue in service. Current members of our Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our Board of Directors with that of obtaining a new perspective. If any member of our Board of Directors does not wish to continue in service or if our Board of Directors decides not to re-nominate a member for re-election, the independent members of our Board of Directors identify the desired skills and experience of a new nominee in light of the criteria above. The entire Board of Directors is polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. Our Board of

Directors and our nominating and corporate governance committee has not engaged any third parties to identify or evaluate or assist in identifying potential nominees, although each reserves the right in the future to retain a third party search firm, if necessary.
Our nominating and corporate governance committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, our nominating and corporate governance committee considers and discusses diversity, among other factors, with a view toward the needs of our Board of Directors as a whole. Our nominating and corporate governance committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board of Directors, when identifying and recommending director nominees. Our nominating and corporate governance committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with our nominating and corporate governance committee’s goal of creating a Board of Directors that best serves our needs and the interest of our stockholders. Our nominating and corporate governance committee met one time during the fiscal year ended June 30, 2024.
Compensation of Directors
Our directors who do not also serve in an executive officer capacity for us or our Adviser are entitled to receive annual cash retainer fees, determined based on our net asset value as of the end of each fiscal quarter. These directors are Messrs. Cooper, Gremp and Stark. The directors began receiving compensation on September 9, 2015, when the Company reached $100,000,000 of net asset value. Prior to that time, the directors were not compensated. Amounts payable under the arrangement will be determined and paid quarterly in arrears as follows:

Net Asset Value	Annual Cash Retainer
$0 million - $100 million	$—
$100 million - $300 million	$35,000
$300 million - $500 million	$50,000
$500 million - $1 billion	$75,000
>$1 billion	$100,000

The following table sets forth compensation of our directors for the year ended June 30, 2024:

Name	Aggregate Compensation From Fund(1)	Pension or Retirement Benefits Accrued As Part of Fund Expenses(2)	Total Compensation From Fund and Fund Complex
Interested Directors
M. Grier Eliasek	$—	$—
Independent Directors
Andrew C. Cooper	75,000	—	262,500
William J. Gremp	75,000	—	262,500
Eugene S. Stark	75,000	—	262,500
	Total director compensation		$787,500
(1)For a discussion of the independent directors’ compensation, see above.
(2)We do not maintain a bonus, profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.
    We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.
We do not pay compensation to our directors who also serve in an executive officer capacity for us or our Adviser.
Compensation of Executive Officers
Our executive officers will not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Prospect Capital Management or Prospect Administration or by individuals who were contracted by such entities to work on behalf of us, pursuant to the terms of the Investment Advisory Agreement or Administration Agreement. Each of our executive officers is an employee of our Adviser, Prospect Capital Management, Prospect Administration or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by our Adviser. In addition, we reimburse

Prospect Administration for our allocable portion of expenses incurred by Prospect Administration, as applicable, in performing its obligations under the Administration Agreement, including the allocable portion of the cost of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel under the Administration Agreement.
The Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Adviser or such other person, and our Adviser and such other person shall be held harmless for any loss or liability suffered by us, if (i) our Adviser has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) our Adviser or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by our Adviser or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold our Adviser or such other person harmless is only recoverable out of our net assets and not from our stockholders.

PORTFOLIO MANAGEMENT
The management of our investment portfolio is the responsibility of our Adviser and its professionals, which currently includes M. Grier Eliasek, Managing Director of our Adviser and our Chief Executive Officer and President, as well as John F. Barry III, Colin McGinnis and Ga’ash “Josh” Soffer. For more information regarding the business experience of Mr. Eliasek, see “Management—Board of Directors and Executive Officers,” and of Messrs. Barry, McGinnis and Soffer, see “—Investment Personnel” below. For information regarding our securities owned by our Adviser’s professionals, see “Control Persons and Principal Stockholders” in the SAI. Our Adviser’s professionals are not employed by us, and will receive no compensation from us in connection with their portfolio management activities.
Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of Prospect Capital Management, Prospect Administration, Prospect Capital Corporation and PFLOAT. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in itself to certain management personnel performing services for our Adviser.
Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser:

Name	Entity	Investment Focus	Gross Assets(1)
Prospect Capital Corporation	Business Development Company	Investments in senior secured loans, subordinated debt, unsecured debt, Target Securities and equity of a broad portfolio of U.S. companies	$7.9 billion
Prospect Floating Rate and Alternative Income Fund, Inc.	Business Development Company	Investments in syndicated senior secured first lien loans, syndicated senior second lien loans and, to a lesser extent, subordinated debt.	$77.2 million
_______________________________________________________________________________
(1)Gross assets are calculated as of June 30, 2024.
The SAI provides additional information about our portfolio managers' compensation, other accounts managed and ownership of our shares.
Investment Personnel
Messrs. Barry and Eliasek are assisted by Colin McGinnis and Ga’ash “Josh” Soffer who serve as Managing Director and Principal, respectively, for our Adviser.
Information regarding Messrs. Barry, McGinnis and Soffer is set forth below.
John F. Barry III is the Chief Executive Officer of our Adviser with over 35 years of experience as a lawyer, investment banker, venture capitalist and private equity investor, and his service on various boards of directors. In addition to overseeing the Adviser and Prospect Capital Corporation, Mr. Barry has served on the boards of directors of private and public companies, including financial services, financial technology and energy companies. Mr. Barry managed the Corporate Finance Department of L.F. Rothschild & Company from 1988 to 1989, focusing on private equity and debt financing for energy and other companies, and was a founding member of the project finance group at Merrill Lynch & Co. The Company also benefits from Mr. Barry’s experience prior to Merrill Lynch working as a corporate securities lawyer from 1979 to 1983 at Davis Polk & Wardwell, advising energy and finance companies and their commercial and investment bankers. Prior to Davis Polk & Wardwell, Mr. Barry served as Law Clerk to Judge J. Edward Lumbard, formerly Chief Judge of the United States Court of Appeals for the Second Circuit. Mr. Barry’s service as Chief Executive Officer of our Adviser, as Chairman and Chief Executive Officer of Prospect Capital Corporation, as President and Secretary of Prospect Capital Management and as President, Secretary and Managing Director of Prospect Administration provides him with a continuously updated understanding of investment companies, their operations, and the business and regulatory issues facing the Company. Mr. Barry earned his J.D. cum laude from Harvard Law School, where he was an officer of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.

Colin McGinnis is a Managing Director of our Adviser and has been in the finance industry since 2005. Mr. McGinnis is responsible for originating, executing, and managing our investments in CLOs and manages our relationships with CLO collateral managers and CLO underwriters. Mr. McGinnis serves a similar role at Prospect Capital Management. From 2011 to 2012, Mr. McGinnis worked at Credit Suisse, where he originated and executed leveraged finance, IPO, and M&A transactions. From 2005 to 2009, Mr. McGinnis worked at Barclays Capital, where he underwrote, invested in, and restructured CDO and CLO, leveraged finance and commercial real estate transactions for corporations and financial sponsors. He also managed a portfolio of performing and non-performing loans financed through total return swaps with hedge fund counterparts. Mr. McGinnis holds an MBA with honors and a BS in Economics, magna cum laude from the Wharton School of the University of Pennsylvania. He also holds the CFA designation.
Ga’ash “Josh” Soffer is a Principal of our Adviser and has been in the finance industry since 2004. He is responsible for originating, executing, and managing investments in CLOs and CMBS. From 2018 to 2021, Mr. Soffer was a co-founder and portfolio manager of 1L Investments, a securitized products hedge fund. From 2011 to 2016, he was co-founder and co-chief investment officer of Rion Capital, a fixed income relative value hedge fund specializing in securitized products. Mr. Soffer also held positions in trading and portfolio management at Level Global Investors, UBS AG and AVM LP. He began his career at Merrill Lynch Investment Management. Josh received his BA from the University of Pennsylvania.

INVESTMENT ADVISORY AGREEMENT
Overview of Our Adviser
Management Services and Responsibilities
Priority Senior Secured Income Management, LLC has registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the Investment Advisory Agreement in accordance with the 1940 Act. Subject to the overall supervision of our Board of Directors, our Adviser oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the Investment Advisory Agreement, our Adviser:
•determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•determines what securities we will purchase, retain or sell;
•identifies, evaluates, negotiates and structures the investments we make; and
•executes, monitors and services the investments we make.
Our Adviser’s services under the Investment Advisory Agreement may not be exclusive, and our Adviser is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team.
On May 30, 2019, the Company held a special meeting of stockholders at which stockholders voted to approve a new investment advisory agreement with the Adviser that is identical in all respects except for the date of effectiveness and the term to the Company’s investment advisory agreement with the Adviser, dated May 9, 2013 (the “Prior Investment Advisory Agreement”). The Prior Investment Advisory Agreement had terminated as a result of a technical “change in control” and “assignment” as such terms are defined under the Prior Investment Advisory Agreement. The Investment Advisory Agreement has an initial two year term, after which it will remain in effect year-to-year if approved annually by the Company’s Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons.
Advisory Fees
We pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to our Adviser and any incentive fees it earns will ultimately be borne by our common stockholders.
Base Management Fee. The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as our Adviser shall determine. The base management fee for any partial month or quarter will be appropriately prorated.
Under the Investment Advisory Agreement, our Adviser is entitled to receive reimbursement from us of organization and offering expenses it has paid on our behalf in an amount of up to 5.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by our Adviser have been recovered. On January 8, 2014, our Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by the Adviser have been recovered. The Adviser will not recoup all of the organization and offering expenses it has paid on our behalf if we do not raise a sufficient amount of capital.
Subordinated Incentive Fee. The subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. For purposes of this fee “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:
•No incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%, or the fixed preferred return.
•100% of our pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser. We refer to this portion of our pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 1.875%) as the “catch-up.” The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.875% in any calendar quarter.
•20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser once the fixed preferred return is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser).
The following is a graphical representation of the calculation of the subordinated incentive fee on income:
Quarterly Subordinated Incentive Fee on Income
Pre-incentive fee net investment income
(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

Percentage of pre-incentive fee net investment income allocated to incentive fee
These calculations will be appropriately prorated for any period of less than three months.
Example: Subordinated Incentive Fee on Income for Each Calendar Quarter
Scenario 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 0.55%
Pre-incentive fee net investment income does not exceed the fixed preferred return rate, therefore there is no subordinated incentive fee on income payable.
Scenario 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.525%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 1.825%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

= 100% × (1.825% - 1.5%)
= 0.325%
Pre-incentive fee net investment income exceeds the fixed preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.325%.
Scenario 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.5%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 2.8%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 1.875))

Catch up     = 1.875% - 1.5%
= 0.375%

Subordinated incentive fee on income = (100% × 0.375%) + (20.0% × (2.8% - 1.875%))

= 0.375% + (20% × 0.925%)
= 0.375% + 0.185%
= 0.56%
Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.56%.
_______________________________________________________________________________
(1)Represents 6.0% annualized fixed preferred return.
(2)Represents 2.0% annualized base management fee on average total assets.
(3)Excludes organizational and offering expenses.
(4)The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.875% in any calendar quarter.
*    The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

The amount of advisory fees paid to our Adviser over the last three fiscal years is set forth below.

June 30, 2022	June 30, 2023	June 30, 2024
$33,982,518	$44,851,351	$37,689,144

Payment of Our Expenses
Our primary operating expenses will be the payment of advisory fees and other expenses under the Investment Advisory Agreement, Administration Agreement, and other expenses necessary for our operations. Our investment advisory fee will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:
•corporate and organizational expenses relating to offerings of our common stock and other securities, subject to limitations included in the Investment Advisory Agreement;

•the cost of calculating our net asset value, including the cost of any third-party valuation services;
•the cost of effecting sales and repurchases of our common shares and other securities;
•investment advisory fees and other expenses under the Investment Advisory Agreement, including routine non-compensation overhead expenses of our Adviser (up to a maximum of 0.0625% of our total assets per quarter, or 0.25% per year, payable quarterly in arrears and based on the average value of our total assets as of the end of the two most recently completed calendar quarters);
•fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•transfer agent and custodial fees;
•fees and expenses associated with marketing efforts;
•federal and state registration fees, and costs related to listing our securities on any securities exchange;
•U.S. federal, state and local taxes;
•independent directors’ fees and expenses;
•costs of proxy statements, stockholders’ reports and notices;
•fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•direct costs such as printing, mailing, long distance telephone and staff;
•fees and expenses associated with accounting, independent audits and outside legal costs;
•costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal securities laws, including compliance with the Sarbanes-Oxley Act;
•brokerage commissions for the purchase and sale of our investments;
•other expenses incurred in connection with providing investor relations support and related back-office services with respect to our investors; and
•all other expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement.
Duration and Termination
Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for a period of two years from the date it was executed and will remain in effect from year-to-year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the Investment Advisory Agreement.
The Investment Advisory Agreement provides that we may terminate the agreement without penalty upon 60 days written notice to our Adviser. If our Adviser wishes to voluntarily terminate the Investment Advisory Agreement, it must give stockholders a minimum of 60 days’ notice prior to termination and must pay all expenses associated with its termination. The Investment Advisory Agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.
Without the vote of a majority of our outstanding voting securities, our Investment Advisory Agreement may not be amended in a manner economically material to our stockholders. In addition, should we or our Adviser elect to terminate the Investment Advisory Agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding shares, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act for a time period not to exceed 150 days following the date on which the previous contract terminates.
Indemnification
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of its services under the Investment Advisory Agreement or otherwise as our investment adviser.
Organization of Our Adviser
Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of our Adviser is Priority Senior Secured Income Management, LLC, 700 S Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.
Board Approval of the Investment Advisory Agreement
A discussion regarding the basis for our Board of Directors’ approval of our Investment Advisory Agreement is included in our annual report on Form N-CSR for the fiscal year ended June 30, 2024.

ADMINISTRATION AGREEMENT
We have also entered into an Administration Agreement with Prospect Administration under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel. Under the Administration Agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs or oversees the performance of our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. After identifying those whole and partial portions of its internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration allocates to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our Board of Directors, which oversees the allocation of the foregoing costs and expenses. After identifying those whole and partial portions of its internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration allocates to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our Board of Directors, which oversees the allocation of the foregoing costs and expenses. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is an affiliate of Prospect Capital Management and our Adviser.
For the fiscal year ended June 30, 2024 we paid $4,763,300 pursuant to our Administration Agreement.
Indemnification
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator.

DISTRIBUTION REINVESTMENT PLAN
Subject to our Board of Directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis. We have adopted a distribution reinvestment plan pursuant to which shareholders will automatically have the full amount of their distributions reinvested in additional shares. Participants in our distribution reinvestment plan are free to revoke or reinstate participation in the distribution reinvestment plan within a reasonable time as specified in the plan. If you elect not to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our Board of Directors authorizes, and we declare, a cash distribution, then if you have “opted out” of our distribution reinvestment plan you will receive your distributions in cash rather than having them reinvested in additional shares. During this offering, we generally intend to coordinate distribution payment dates so that the calculation of the issuance price for purchasers under the distribution reinvestment plan is based on a recently available net asset value. In such case, the issuance price for your reinvested distributions will be equal to 95% of the Class I offering price that is based on the net asset value most recently available at the time the distribution is payable. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares offered pursuant to this prospectus.

If you wish to participate in the distribution reinvestment plan, no action will be required on your part to do so. If you are a registered stockholder, you may opt out of the distribution reinvestment plan and elect receive your entire distribution in cash by notifying DST Systems, Inc., the reinvestment agent, and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to stockholders. For plan participants, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt out” of our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

Our distribution reinvestment plan was amended and restated effective April 25, 2022 (the “Amendment Date”). If you held shares of the Company prior to the Amendment Date, your status as a participant or non-participant in the plan will not change on the Amendment Date and will remain unchanged unless you elect to change your participation as specified in the plan, or you purchase new shares of the Company and select a different participation status for those shares. Importantly, all shares held by a shareholder in one account must have the same status with respect to participation in the plan. That means that, if you purchase new shares of the Company after the Amendment Date and do not specifically elect to receive cash distributions, you will become a participant in the plan with respect to all of our shares that you hold, no matter when they were purchased or what your prior election was.

Distributions on fractional shares will be credited to each participant's account. In the event of termination of a participant's account under the Plan, the plan administrator will adjust for any such undivided fractional interest in cash at the most recent available NAV per share for such shares in effect at the time of termination.
We intend to use newly issued shares to implement the plan and determine the number of shares we will issue to you as follows:
•To the extent our shares are not listed on a national stock exchange or quoted on an over-the-counter market or a national market system (collectively, an “Exchange”):
•during any period when we are making a “best-efforts” public offering of our shares, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by a price equal to 95% of the price that the shares are sold in the offering at the closing immediately following the distribution payment date; and
•during any period when we are not making a “best-efforts” offering of our shares, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by a price equal to the net asset value as determined by our Board of Directors.
•To the extent our shares are listed on an Exchange, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by the market price per share of our shares at the close of regular trading on such Exchange on the valuation date fixed by the Board of Directors for such distribution.
There will be no selling commissions, dealer manager fees or other sales charges associated with participation in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.
If you receive your ordinary cash distributions in the form of shares, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of shares received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.
We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account by calling Investor Services at (866) 655-3650 or by writing to the reinvestment agent at Priority Income Fund, Inc., P.O. Box 219768, Kansas City, MO 64121-9768.
All correspondence concerning the plan should be directed to the reinvestment agent by mail at Priority Income Fund, Inc., P.O. Box 219768, Kansas City, MO 64121-9768 or by telephone at (866) 655-3650.
We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request of the plan administrator or by contacting us.

DESCRIPTION OF OUR SECURITIES
The following describes the material terms of our stock under Maryland General Corporation Law and our charter and bylaws. We refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.
Stock
Our authorized stock consists of 200,000,000 shares of stock, par value $0.01 per share, 50,000,000 of which are classified as Preferred Stock, par value $0.01 per share, and 150,000,000 of which are classified as common stock, 130,000,000 of which are designated as Class R shares, 10,000,000 of which are designated as Class RIA shares and 10,000,000 of which are designated as Class I shares.
There is currently no market for our common shares, and we do not expect that a market for our shares will develop in the foreseeable future, if ever. No shares have been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.
Set forth below is a chart describing the classes of our securities outstanding as of June 30, 2024:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column(3)
Class R Common Stock	130,000,000	—	51,998,749
Class RIA Common Stock	10,000,000	—	2,994,505
Class I Common Stock	10,000,000	—	5,661,911
Preferred Stock	50,000,000	—	10,875,493
Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that our Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
Common Stock
All shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion, redemption or appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.
We offer our shares of common stock with varying up-front sales loads and have elected to designate each level of sales load as a “class” solely as a means of identifying those differing sales loads and the different channels through which shares are sold. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as our “Class R Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as our “Class RIA Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, or (5) to other institutional investors are charged no selling commissions or dealer manager fees and are referred to as our “Class I Shares.” Although we use “Class” designations to indicate our differing sales load structures, we do not operate as a multi-class fund. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.
Notes
    On January 27, 2020, we issued $15 million in aggregate principal amount of the 2035 Notes in a private placement to an institutional investor. On March 3, 2022, we issued an additional $15 million in aggregate principal amount of the 2035 Notes in a private placement to the same institutional investor. The 2035 Notes mature on March 31, 2035 and bear interest at a rate of 6.50% per year, payable quarterly on March 31, June 30, September 30 and December 31 of each year.
Preferred Stock
Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
We have entered into indemnification agreements with our directors. The indemnification agreements provide our directors the maximum indemnification permitted under Maryland law and the 1940 Act.
Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.
Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Classified Board of Directors
Our Board of Directors is divided into three classes of directors serving staggered terms. The terms of the Class I directors, Class II directors and Class III directors will expire at the annual meeting of stockholders in 2025, 2023, and 2024 respectively, and in each case, those directors will serve until their successors are elected and qualify. Directors of each class are elected to serve for terms expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify, and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.
Election of Directors
Our charter and bylaws provide that each director shall be elected by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote for the election of that director (e.g., preferred stock votes separately). Pursuant to our charter our Board of Directors may amend the bylaws to alter the vote required to elect directors.
Number of Directors; Vacancies; Removal
Our charter provides that the number of directors will be set only by our Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than three nor more than eight. Any vacancy on our Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on our Board of Directors created by an increase in the number of directors may be filled by a majority vote of the entire Board of Directors.
Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Action by Stockholders
Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by our Board of Directors or (3) by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting or (2) provided that the special meeting was called for the purpose of electing directors, by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Per the requirements set forth in Rule 14a-8 under the Exchange Act and our bylaws, a stockholder who intends to present a proposal at our annual meeting of stockholders must submit the proposal in writing to our Secretary not earlier than the 150th day nor later than the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting; provided, however, that in the event that the date of our annual meeting of stockholders is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day nor later than the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made.
Calling of Special Meetings of Stockholders
Our bylaws provide that special meetings of stockholders may be called by our Board of Directors, the chairman of the board and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the corporation’s Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. However, our charter provides that the following matters require the approval of stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter:
•any amendment to the provisions of the charter relating to the classification of our Board of Directors, the power of our Board of Directors to fix the number of directors, and the vote required to elect or remove a director;

•any charter amendment that would convert the Company from a closed-end company to an open-end company or make our common stock a redeemable security (within the meaning of the 1940 Act);
•the liquidation or dissolution of the Company or any charter amendment to effect the liquidation or dissolution of the Company;
•any merger, consolidation, share exchange or sale or exchange of all or substantially all of our assets that the Maryland General Corporation Law requires be approved by our stockholders;
•any transaction between the Company, on the one hand, and any person or group of persons acting together that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth or more of the voting power in the election of directors generally, or any affiliate of such a person, group or member of such a group or collectively, the “Transacting Persons”, on the other hand; or
•any amendment to the provisions of the charter relating to the foregoing requirements.
However, if such amendment, proposal or transaction is approved by at least two-thirds of our continuing directors (in addition to approval by our Board of Directors), the amendment, proposal or transaction may be approved by a majority of the votes entitled to be cast on such amendment, proposal or transaction; provided further that any transaction related to Transacting Persons that would not otherwise require stockholder approval under the Maryland General Corporation Law would not require further stockholder approval (unless another provision of our charter or bylaws requires such approval) if approved by at least two-thirds of our continuing directors. In any event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of our business so as to cause us to cease to be a registered management investment company would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on our Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.
Our charter and bylaws provide that our Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.
No Appraisal Rights
As permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our Board of Directors shall determine such rights apply.
Control Share Acquisitions
The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, or the “Control Share Act.” Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Control Share Act does not apply to a registered closed-end investment company, such as the Company, unless the board of directors adopts a resolution to be subject to the Act. Our Board has not adopted such a resolution and our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will adopt a resolution and amend our bylaws to be subject to the Control Share Act only if our Board of Directors determines that it would be in our best interests.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the “Business Combination Act.” These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.
A person is not an interested stockholder under this statute if our Board of Directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, our Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board of Directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by our Board of Directors of the corporation and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by our Board of Directors before the time that the interested stockholder becomes an interested stockholder. The Business Combination Act does not apply to a registered closed-end investment company, such as the Company, unless the board of directors adopts a resolution to be subject to the Act. Our Board has not adopted such a resolution and our Board of Directors will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act.
Exclusive Forum
Our bylaws provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any director, officer or other agent of the Company to the

Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, Maryland statutory or common law, the Charter or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland (or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division). In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, all parties shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Company, with postage thereon prepaid.
Conflict with 1940 Act
Our bylaws provide that if and to the extent that any provision of the Maryland General Corporation Law, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.
Reports to Stockholders
We file periodic reports, proxy statements and other information with the SEC. This information will be available on the SEC’s website at www.sec.gov. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink). These reports should not be considered a part of or as incorporated by reference into this prospectus, or the registration statement of which this prospectus is a part.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, periodic reports and other information, or “documents,” electronically by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the IRS regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
A “U.S. stockholder” generally is a beneficial owner of our shares who is for U.S. federal income tax purposes:
•A citizen or individual resident of the United States;
•A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
•A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. stockholder” generally is a beneficial owner of our shares that is neither a U.S. stockholder nor a partnership.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding our shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our shares.
Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
Election to be Taxed as a RIC
We have elected, effective as of the date of our formation, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay U.S. federal income tax on any income that we timely distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses and at least 90% of our net tax-exempt interest income, or the “Annual Distribution Requirement.”
Taxation as a Regulated Investment Company
If we:
•qualify as a RIC; and
•satisfy the Annual Distribution Requirement,
then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders as dividends. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders. We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax, or the “Excise Tax Avoidance Requirement.” We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
•derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock, securities or currencies, or the “90% Income Test”; and
•diversify our holdings so that at the end of each quarter of the taxable year:
◦at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets and more than 10% of the outstanding voting securities of the issuer; and
◦no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, in the securities, other than securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or in the securities of certain “qualified publicly traded partnerships,” or the “Diversification Tests.”
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received all of the corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate rates.
We may invest (directly or indirectly through an investment in an equity interest in a CLO treated as a partnership for U.S. federal income tax purposes) a portion of our net assets in below investment grade, or “junk,” instruments. Investments in these types of instruments may present special tax issues. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us to the extent necessary in order to seek to ensure that we distribute sufficient income that we do not become subject to U.S. federal income or excise tax.
Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities” in the SAI. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.
We anticipate that the CLOs in which we invest may constitute PFICs. If we acquire shares in a PFIC (including equity tranche investments in CLOs that are PFICs), we may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any “excess distribution" or gain from the disposition of such shares as a taxable dividend by it to its shareholders. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or a QEF, in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the PFIC, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in our income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.
If we hold more than 10% of the shares in a foreign corporation that is treated as a CFC (including equity tranche investments in a CLO treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of stock entitled to vote of such corporation or 10% or more of the total value of shares of all classes of stock of such foreign corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Income inclusions from a QEF or a CFC will be “good income” for purposes of the 90% Income Test provided that they are derived in connection with our business of investing in stocks, securities or currencies or the QEF or the CFC distributes such income to us in the same taxable year to which the income is included in our income.

Dividends and interest received, and gains realized, by us on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions (collectively, “foreign taxes”) that would reduce the return on our securities. Tax conventions between certain countries and the United States, however, may reduce or eliminate foreign taxes, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors. Our stockholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by us.

As described above, FATCA may impose a 30% withholding tax on the CLOs in which we invest unless certain reporting requirements are met. If a CLO in which we invest fails to properly comply with the FATCA reporting requirements, it could reduce the amounts available to distribute to equity and junior debt tranche holders in such CLO, which could materially and adversely affect our operating results and cash flows. See “Certain U.S. Federal Tax Considerations – Foreign Account Tax Compliance Act” for additional discussion regarding FATCA

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. The treatment of such gain or loss as long-term or shortterm will depend on how long we held a particular warrant. Upon the exercise of a warrant acquired by us, our tax basis in the stock purchased under the warrant will equal the sum of the amount paid for the warrant plus the strike price paid on the exercise of the warrant.

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) convert dividends that would otherwise constitute qualified dividend income into ordinary income, (ii) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert long-term capital gains into short-term capital gains or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), (vi) cause us to recognize income or gain without a corresponding receipt of cash, (vii) adversely alter the characterization of certain complex financial transactions, and (viii) produce income that will not qualify as good income for purposes of the income requirement that applies to RICs. While we may not always be successful in doing so, we will seek to avoid or minimize the adverse tax consequences of our investment practices.
The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.
Taxation of U.S. Stockholders
Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a current maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.
We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. stockholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s adjusted tax cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”
We do not expect that special share distributions that we pay ratably to all investors from time to time, if any, will be taxable. However, in the future, we may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends whether a stockholder elects to receive cash or shares. The Internal Revenue Service has published guidance indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under this guidance, if too many stockholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of the distribution paid in stock). If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale.
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases our shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.
A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of our shares may be disallowed if other shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.
In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
Certain distributions reported by us as section 163(j) interest dividends may be treated as interest income by U.S. stockholders for purposes of the tax rules applicable to interest expense limitations under section 163(j) of the Code. Such treatment by stockholders is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that we are eligible to report as a section 163(j) dividend for a tax year is generally limited to the excess of our business interest income over the sum of our (i) business interest expense and (ii) other deductions properly allocable to our business interest income.
If we are not a publicly offered RIC for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will not be deductible for non-corporate taxpayers for the 2019 through 2026 tax years. A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While we anticipate that we will constitute a publicly offered RIC for our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.
We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service, or IRS (including the amount of dividends, if any, eligible for the current 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.
We may be required to withhold U.S. federal income tax, or backup withholding from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Taxation of Non-U.S. Stockholders
Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our shares.
Subject to the discussions below concerning FATCA, distributions of our investment company taxable income to non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. stockholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. For distributions made to non-U.S. stockholders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether any significant amount of our distributions would be designated as eligible for this exemption from withholding. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold U.S. federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)
Subject to the discussions below concerning FATCA, actual or deemed distributions of our net capital gains to a non-U.S. stockholder, and gains realized by a non-U.S. stockholder upon the sale of our shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States, or (ii) such non-U.S. stockholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.
If we distribute our net capital gains in the form of deemed rather than actual distributions, a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed) and gains realized upon the sale of our shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a non-U.S. stockholder.
A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.
Foreign Account Tax Compliance Act

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,”generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs (i) enter into an agreement with the IRS to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) are deemed to have entered into such an agreement. FFIs that reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the IRS to provide such information and are in compliance with the terms of such IGA and any implementing legislation or regulations are deemed to have entered into such an agreement with the IRS. The types of income subject to the tax include U.S.-source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S.- source interest or dividends, the U.S. Department of the Treasury has indicated its intent to eliminate this requirement in proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder's account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of the non-U.S. stockholder and the status of the intermediaries through which they hold their shares, non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares. Under certain circumstances, the non-U.S. stockholder might be eligible for refunds or credits of such taxes
Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC
If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level U.S. federal taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits and, subject to certain limitations, may be eligible for the 20% maximum rate for non-corporate taxpayers provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain. Generally, a non-taxable return of capital will reduce an investor’s adjusted tax basis in our stock for U.S. federal tax purposes, which will result in higher tax liability when the stock is sold. Stockholders should read any written disclosure accompanying a distribution carefully and should not assume that the source of any distribution is our ordinary income or gains. Certain such written disclosures will present a calculation of return of capital on a tax accounting basis. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the non-qualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 5 years, unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

PLAN OF DISTRIBUTION
General

This is a continuous offering of our shares as permitted by the federal securities laws. We intend to continue this offering until the earlier of the completion of the offering or the expiration of the offering period. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. We commenced the initial public offering of our shares in 2013. Since that time, we have filed new registration statements and post-effective amendments that have allowed us to continue the offering of our shares. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million.
We sell our shares of common stock with differing up-front sales loads. For example, holders will either pay (i) selling commissions and dealer manager fees, (ii) dealer manager fees, but no selling commissions or (iii) no selling commissions or dealer manager fees. However, regardless of the sales load paid, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as our “Class R Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as our “Class RIA Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, or (5) to other institutional investors are charged no selling commissions or dealer manager fees and are referred to as our “Class I Shares.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.
The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000 of our shares. Investors subscribing through a given broker-dealer or registered investment adviser may have interests aggregated to meet these minimums, so long as denominations are not less than $500. Additional purchases must be in increments of $500. Any sales made by us through our officers or directors must be made pursuant to the principles of SEC Rule 3a4-1.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than that share class’ investment minimum and pay such amount at the time of subscription. You should make your check payable to Priority Income Fund, Inc. and your check and subscription agreement should be mailed to:

Via Mail:	Via Express/Overnight Delivery:
Priority Income Fund, Inc.	Priority Income Fund, Inc.
c/o Preferred Capital Securities, LLC	c/o Preferred Capital Securities, LLC
P.O. Box 219768	430 West 7th Street
Kansas City, MO 64121-9768	Kansas City, MO 64105-1407
866-655-3650	866-655-3650
    Subscriptions to purchase our shares may be made on an ongoing basis, but investors may only purchase our shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our shares being subscribed at least four business days prior to the first day of the month (unless waived by us).
For example, if you wish to subscribe for shares in October, your subscription request must be received in good order at least four business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account. While a shareholder will not know our NAV applicable on the effective date of the share purchase, we expect that our NAV applicable to a purchase of shares will be available generally within 15 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and our transfer agent will return the related funds, without interest or deduction, promptly after such rejection, cancellation or withdrawal.

An approved trustee must process and forward to us purchases made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

About the Dealer Manager

The Dealer Manager is Preferred Capital Securities, LLC. The Dealer Manager registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority, or FINRA, in 2015. The principal business address of the Dealer Manager is 3284 Northside Parkway, Suite 150, Atlanta, GA 30327. The Dealer Manager authorizes one or more broker-dealers that are member of FINRA to sell our shares of common stock.

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided elsewhere in this “Plan of Distribution” section, the Dealer Manager receives up-front selling commissions of up to 6.0% of the gross proceeds of shares sold in the offering. The Dealer Manager also receives a dealer manager fee of up to 0.75% of the gross offering proceeds as compensation for acting as the dealer manager. In no event will the aggregate selling commissions and dealer manager fees exceed 6.75% of the gross offering proceeds received in this offering.

The Dealer Manager authorizes one or more other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. The Dealer Manager may re-allow all of its selling commissions attributable to a selected broker-dealer pursuant to the terms of a selected dealer agreement. Such selected dealer agreement will be in substantially the form included as an exhibit to the dealer agreement, unless otherwise described in this Prospectus.

The Dealer Manager, in its sole discretion, may reallow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer and the assistance of the broker-dealer in marketing the offering. The maximum amount of the dealer manager fee available to reallow to selected broker-dealers for reimbursement of their marketing expenses may be reduced by wholesaler commissions and salaries and other expenses of the Dealer Manager.

In addition to the payment of selling commissions and the dealer manager fee, so long as costs and expenses are reasonable and documented and mutually agreed to by us and the Dealer Manager in advance of incurring such costs, we will reimburse the Dealer Manager for:

•wholesaling fees of the Dealer Manager, which may consist of commissions and non-transaction-based compensation of the wholesalers who are associated with the Dealer Manager;
•out-of-pocket expenses incurred by the Dealer Manager’s wholesalers, management, and other employees, including reimbursement of travel, lodging, and meals;
•non-cash compensation to be reallowed to registered representatives of our selling group, which may consist of an occasional meal or entertainment, the national and regional sales conferences of our selling group members, training and education meetings, and permissible forms of non-cash compensation, such as gifts with a value of $100;
•out-of-pocket expenses incurred by selling group members and their associated persons, including reimbursement of actual costs of third-party professionals retained by them; and
•due diligence expenses of the dealer manager and selling group members.

In some cases, we will pay these expenses directly, but under no circumstances will these payments or expenses, when added to the Dealer Manager Fee and sales commission, exceed the greater of 8% of the gross offering proceeds or the maximum allowed under FINRA Rule 5110.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

We have agreed to indemnify the selected broker-dealers, including the Dealer Manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Dealer Manager agreement. The broker-dealers participating in the offering of our shares are not obligated to obtain any purchases on our behalf, and we cannot assure you that any shares will be sold.

Selling commissions and dealer manager fees may be reduced or waived entirely for certain categories of persons, including, but not necessarily limited to:
•our executive officers and directors,
•officers and personnel of our Adviser and its affiliates,
•officers and personnel of selected-broker dealers,
•any immediate family members (as that term is defined in FINRA Rule 5130) of the foregoing officers, directors, and personnel
•our affiliates,
•certain institutional investors,
•investors whose contract for investment advisory and related brokerage services includes a fixed or “wrap” fee or other asset-based fee arrangement (unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services),
•other individuals designated by management, and
•if approved by our Board of Directors - joint venture partners, consultants, and other service providers.

In addition, selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, including, but not limited to, sales for which a volume discount applies (described below), sales made by certain selected dealers at the discretion of the Dealer Manager and sales made through banks acting as directors or fiduciaries. If there is a reduction or waiver in selling commissions or dealer manager fees in connection with the sale of shares to the categories of persons described above and the amount of the reduction or waiver is not described herein we will file a supplement to this prospectus setting forth the terms of the discount.

To the extent allowed by applicable federal and state laws, rules, and regulations, we may also make certain sales directly to any of the above persons, if designated by management, without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived and such sales must be made by our officers and directors pursuant to the principles of SEC Rule 3a4-1 or otherwise in accordance with applicable law.

Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of our shares that may be sold to such persons or in such categories of sales. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. The price for the shares will be reduced by the reduction in the selling commissions and/or dealer manager fee. Our Adviser and its affiliates will be expected to hold their shares purchased as stockholders for investment, and not with a view towards distribution.

We are offering volume discounts to investors who purchase more than $999,999 worth of our Class R shares through the same selected broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per Class R share and the reduced selling commissions payable for volume sales of these Class R shares.

Dollar Amount of Class R Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Commission Rate
$1,000 - $999,999	$11.25	6.0%
$1,000,000 - $2,499,999	11.13	5.0%
$2,500,000 - $4,999,999	11.02	4.0%
______________________________________________________
(1) Assumes a current $11.25 per Class R share offering price. Discounts will be adjusted appropriately for changes in the offering price.

The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;
•a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
•an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and
•all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only Class R shares purchased in our offering pursuant to this prospectus are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

Rights of Accumulation. Investors may combine the value, at the prior purchase amount, of Class R shares of the Company already owned with a new purchase of Class R shares of the Company to reduce the commission rate on the new purchase. The commission rate for the new shares only will be calculated at the rate in the table above that applies to the combined value of the investor’s current and new investment. To qualify for a reduced commission, the investor (either directly or through a financial intermediary) must notify the Company’s transfer agent at the time of investment that a quantity discount is applicable. If the investor does not notify the transfer agent at the time of the investor’s current purchase or a future purchase that the investor qualifies for a quantity discount, the investor may not receive the benefit of a reduced commission rate that might otherwise apply. We are not responsible for ensuring that reduced commissions are applied to eligible investor’s accounts.

Letter of Intent. Investors may obtain a volume discount by executing a written “Letter of Intent” which expresses the investor’s non-binding commitment to purchase (not counting reinvestments of dividends and distributions), in the aggregate, a certain amount of Class R Shares over a period of 13 months. Any investments made during the 13 month period will receive a discounted commission rate based on the full amount of the investment commitment indicated in the Letter of Intent. Purchases made prior to the effective date of the Letter of Intent may be included in the investment total (at the current public offering price as indicated in “Rights of Accumulation” above) however, such prior purchases are not eligible for the reduced commission rate – only purchases made after the effective date of the Letter of Intent are eligible for reduced commissions. Each purchase will be made at the public offering price applicable to a single transaction of the dollar amount specified on the Letter of Intent. Investors are responsible for informing the transfer agent (either directly or through an intermediary) that the Letter of Intent is in effect each time shares are purchased. If the investment commitment of the Letter of Intent is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable commission rate unless the failure to meet the investment commitment is due to the death of the investor. We will not be liable or responsible to the Dealer Manager or any other broker-dealer for unpaid commissions resulting from a Letter of Intent arrangement or other arrangement with the investor.

The Dealer Manager may, at its sole discretion, enter into an agreement with a selected broker-dealer in connection with sales of Class R Shares whereby such selected broker-dealer may receive a selling commission of less than 6.0% and provide for different sales eligibility for a volume discount (including through rights of accumulation or a letter of intent), including to investors who purchase less than the amounts identified above. For more information about selling commission reductions, investors should contact the Dealer Manager (Preferred Capital Securities, LLC, 3284 Northside Parkway, Suite 150, Atlanta, GA 30327; telephone: 855-320-1414) or their broker-dealer. The net proceeds to us will not be affected by reducing the commissions payable in connection with sales of Class R Shares. The public offering price of such shares sold at a reduced commission will be the Class RIA public offering price plus the applicable selling commission. The selling-commission received by the selected broker-dealers in connection with the sales of the Class R Shares will never exceed 6.0%.

The Dealer Manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the Dealer Manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers and we will file a supplement to this prospectus setting forth the terms of the discount.

Transfer on Death Designation

You have the option of placing a transfer on death, or “TOD,” designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the state of Louisiana. If you would like to place a TOD designation on your shares you must complete a transfer on death form, which is available upon request to us, and send the transfer on death form back to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC or FINRA prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•investor sales promotion brochures;
•cover letters transmitting this prospectus;
•brochures containing a summary description of the offering;
•fact sheets describing the general nature of Priority Income Fund, Inc. and our investment objective;
•asset flyers describing our recent investments;
•broker updates;
•online investor presentations;
•third-party article reprints;
•website material;
•electronic media presentations; and
•client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

LIQUIDITY STRATEGY
We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. On November 3, 2022, our Board of Directors approved the filing of a new registration statement and the extension of the offering until the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 24, 2024, we had sold an aggregate of 64,878,409 shares of our common stock for gross proceeds of approximately $883.7 million.

While we may pursue a liquidity event, we expect to continue to extend the offering, including on a continuous basis. The extension of the offering is in the sole discretion of the Board of Directors. As a result, there can be no assurance that we will complete a liquidity event at all; however, we expect to continue our share repurchase program. Our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price potentially below the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval. In making a determination of what type of liquidity event, if any, is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, market volatility and the potential for stockholder liquidity. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a termination, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.”

SHARE REPURCHASE PROGRAM
Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.
To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in May 2015 and the repurchase occurred in connection with our July 10, 2015 weekly closing. The following table reflects certain information regarding the tender offers we have conducted to date. Dollar amounts are presented in thousands, except share and per share data.

Quarter Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
For year ended June 30, 2017
June 30, 2016	July 26, 2016	65,696	100.00%	$14.24	$935,513
September 30, 2016	November 3, 2016	66,998	100.00%	13.86	928,594
December 31, 2016	January 25, 2017	59,538	100.00%	14.70	875,211
March 31, 2017	April 27, 2017	195,988	57.90%	14.54	2,849,662
Total for year ended June 30, 2017		388,220			5,588,980

For year ended June 30, 2018
June 30, 2017	July 31, 2017	213,636	79.39%	14.46	3,089,170
September 30, 2017	October 27, 2017	235,220	100.00%	14.10	3,316,611
December 31, 2017	January 26, 2018	272,534	91.22%	13.87	3,780,039
March 31, 2018	April 30, 2018	289,237	36.51%	13.78	3,985,681
Total for year ended June 30, 2018		1,010,627			14,171,501

For year ended June 30, 2019
June 30, 2018	July 27, 2018	306,581	62.16%	13.50	4,138,842
September 30, 2018	November 1, 2018	322,429	53.07%	13.24	4,268,965
December 31, 2018	January 25, 2019	323,492	73.11%	13.07	4,228,024
March 31, 2019	April 29, 2019	331,607	69.19%	13.42	4,450,171
Total for year ended June 30, 2019		1,284,109			17,086,002

For year ended June 30, 2020
June 30, 2019	July 30, 2019	341,354	39.93%	13.03	4,447,835
September 30, 2019	October 25, 2019	370,981	33.90%	12.76	4,733,715
December 31, 2019	January 27, 2020	404,532	42.90%	12.55	5,076,868
March 31, 2020	April 28, 2020	478,340	57.43%	10.75	5,141,523
Total for year ended June 30, 2020		1,595,207			19,399,941

For year ended June 30, 2021
June 30, 2020	July 27, 2020	470,321	62.22%	$10.59	$4,980,700
September 30, 2020	October 28, 2020	381,283	31.07%	10.35	3,946,290
December 31, 2020	January 25, 2021	352,720	35.59%	11.62	4,098,605

March 31, 2021	April 27, 2021	360,479	32.28%	11.95	4,307,720
Total for year ended June 30, 2021		1,564,803			17,333,315

For year ended June 30, 2022
June 30, 2021	July 28, 2021	375,861	35.91%	$12.17	$4,574,227
September 30, 2021	October 27, 2021	377,210	36.90%	12.46	4,700,039
December 31, 2021	January 31, 2022	384,510	36.17%	12.69	4,879,428
March 31, 2022	April 24, 2022	1,263,700	70.44%	12.77	16,137,444
Total for year ended June 30, 2022		2,401,281			30,291,138

For year ended June 30, 2023
June 30, 2022	July 29, 2022	848,423	100.00%	$12.08	$10,249,069
September 30, 2022	November 4, 2022	713,908	100.00%	11.55	8,245,558
December 31, 2022	February 8, 2023	1,266,849	100.00%	11.26	14,264,720
March 31, 2023	May 12, 2023	1,339,205	100.00%	11.64	15,588,345
Total for year ended June 30, 2023		4,168,385			48,347,692

For year ended June 30, 2024
June 30, 2023	August 10, 2023	1,202,143	100.00%	$11.30	$13,585,423
September 30, 2023	November 8, 2023	1,015,624	100.00%	11.15	11,324,137
December 31, 2023	February 13, 2024	1,169,723	100.00%	11.11	12,995,626
March 31, 2024	May 14, 2024	1,748,825	100.00%	10.77	18,834,543
Total for year ended June 30, 2024		5,136,315			56,739,729

For year ended June 30, 2025
June 30, 2024	September 16, 2024	2,403,947	100.00%	$10.66	$25,633,409
Total for year ended June 30, 2025		2,403,947			25,633,409
On a quarterly basis, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors unless, in the judgment of our Board of Directors, such repurchases would not be in our best interests or in the best interests of our stockholders, or would violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering. We will conduct such repurchase offers in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Exchange Act and the 1940 Act. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.
Our Board of Directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:
•the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•the liquidity of our assets (including fees and costs associated with disposing of assets);
•our investment plans and working capital requirements;
•the relative economies of scale with respect to our size;
•our history in repurchasing shares or portions thereof; and
•the condition of the securities markets.
    We intend to limit the number of shares to be repurchased in any calendar quarter to up to 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year. We may determine in the future to conduct any future repurchase offers more or less frequently than on a quarterly basis as well as for a greater or lesser amount of our shares than currently expected, and we may suspend or terminate the share repurchase program at any time. We expect to offer to repurchase such shares at a price equal to the then current net asset value per share of our common stock. However, we may determine in the future to conduct such repurchase offers more or less frequently or for a greater or lesser amount of our shares, and we may suspend or terminate the share repurchase program at any time. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. We will offer to repurchase such shares at a price equal to the then current net asset value per share of our common stock.
    If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.
Our Board of Directors will require that we repurchase shares or portions thereof from you pursuant to written offers only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions for repurchase of shares from our stockholders.
When our Board of Directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.
Any repurchase offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the repurchase offer. In the materials that we will send to our stockholders, we will include the date that the repurchase offer will expire. All tenders must be received prior to the expiration of the repurchase offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the repurchase offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the repurchase offer period by a minimum of an additional ten business days.
In order to submit shares to be repurchased, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the repurchase offer, stockholders may withdraw their submissions by sending a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the repurchase offer.
We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction, including laws that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.
While we intend to conduct quarterly repurchase offers as described above, we are not required to do so. We may determine in the future to conduct repurchase offers more or less frequently or for a greater or lesser amount of our shares, and may suspend or terminate the share repurchase program at any time. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account.
In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may submit shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser. Our Adviser will not submit its shares for repurchase as long as our Adviser remains our investment adviser.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is: 1719 Range Way, Florence, South Carolina 29501. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 430 W. 7th Street, Kansas City, MO 64105, telephone number: (866) 655-3650.
LEGAL MATTERS
Certain legal matters in connection with the offering have been passed upon for us by Dechert LLP, Washington, D.C.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP, is our independent registered public accounting firm, and BDO USA P.C. was our previous independent registered public accounting firm.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares offered by this prospectus. The registration statement contains additional information about us and our shares being offered by this prospectus, including a SAI. The SAI, as it may be amended from time to time, is incorporated by reference herein to this prospectus. For your reference, the SAI discusses the following topics:
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
REGULATION
BROKERAGE ALLOCATION AND OTHER PRACTICES
FINANCIAL STATEMENTS
We are required to file with or submit to the SEC annual and semi-annual reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink). The information on our website is not incorporated by reference in the prospectus and you should not consider it part of this prospectus.

PRIVACY NOTICE
We are committed to protecting your privacy. This privacy notice, which is required by federal law, explains privacy policies of Priority Income Fund, Inc. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Priority Income Fund, Inc.
We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, date of birth, address, citizenship status (and country of origin, if applicable), number of shares you hold and your social security number. This information is used only so that we can register your shares, send you periodic reports and other information about us, and send you proxy statements or other information required by law.
We do not share this information with any non-affiliated third-party except as described below.
•Authorized personnel of our Adviser.  It is our policy that only authorized personnel of our Adviser who need to know your personal information will have access to it.
•Service providers.  We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•Courts and government officials.  If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

Appendix A: Form of Subscription Agreement

Priority Income Fund

APPLICATION
IF YOU NEED ASSISTANCE IN COMPLETING THIS APPLICATION,
PLEASE CALL INVESTOR SERVICES AT 855.422.3223

(1) INVESTMENT

Make all checks* payable to:
"Priority Income Fund, Inc."
*Cash, cashier's checks/official bank checks under $10,000, or in bearer form, foreign checks,money orders, third party checks, or traveler's checks are not accepted.

INVESTMENT AMOUNT: $ ____________

The minimum investment is $1,000—All additional investments must be for at least $500.00

☐ Additional Investment to my Priority Account # ____________

Share Class Please select one of the following

☐ Class R Shares Purchased through a Broker Dealer
☐ Class RIA Shares Purchased through an RIA
☐ Class I Shares Purchased through an Institutional Agreement

(2) NON - CUSTODIAL OWNERSHIP

☐ **Individual**
One signature required
☐ **Individual TOD**
One signature required
☐ **Joint Tenants with Right of Survivorship**
All parties must sign
☐ **Joint Tenants TOD**
All parties must sign
☐ **S Corporation**
Authorized signature required
☐ **C Corporation**
Authorized signature required
☐ **Uniform Gift to Minors Act**
Custodian signature required. State of ____________
☐ **Uniform Transfer to Minors Act**
Custodian signature required. State of ____________
☐ **Pension or Profit-Sharing Plan**
Authorized signature required
☐ **Trust**
Authorized signature required
☐ **Other (Specify):** ____________

(3) CUSTODIAL OWNERSHIP

Send all paperwork directly to the custodian for Medallion Stamp Guarantee

☐ **Individual**
One signature required
☐ **Individual TOD**
One signature required
☐ **Joint Tenants with Right of Survivorship**
All parties must sign
☐ **Joint Tenants TOD**
All parties must sign
☐ **S Corporation**
Authorized signature required
☐ **C Corporation**
Authorized signature required
☐ **Uniform Gift to Minors Act**
Custodian signature required. State of ____________
☐ **Uniform Transfer to Minors Act**
Custodian signature required. State of ____________
☐ **Pension or Profit-Sharing Plan**
Authorized signature required
☐ **Trust**
Authorized signature required
☐ **IRA:** ____________
Type of IRA (traditional, Roth, or SEP) - Owner and custodian signature required
☐ **Pension or Profit Sharing Plan**
Owner and custodian signature required
☐ **Other (Specify):** ____________
Owner and custodian signature required

Name of Custodian, Trustee or other Administrator: ____________
Street/P.O. Box: ____________
City, State, Zip: ____________
Custodian Tax ID: ____________
Custodian Account #: ____________
Custodian Telephone: ____________

(4) INVESTOR INFORMATION REQUIRED

Only fill out Mailing Address if different from Primary Address

A. Investor/Trustee

First Name:
Middle Name:
Last Name:
Tax ID or SS#:

Primary Address

Street:
City:
State: Zip:

Mailing Address

Street
City:
State:

Daytime Phone #:
Email Address:
Date of Birth:
Employer:
Retired: Yes
Country of Citizenship:

B. Co-Investor/Co-Trustee

First Name:
Middle Name:
Last Name:
Tax ID or SS#:

Primary Address

Street:
City:
State:

Mailing Address

Street
City:
State: Zip:

Daytime Phone #:
Email Address:
Date of Birth:
Employer:
Retired: Yes
Country of Citizenship:

C. Trust/ Corporation/Partnership/Other

Entity Name/Title of Trust:
Date of Trust: Tax ID #:

(5) ACCOUNT OPTIONS

Electronic Delivery of Reports and Updates. I authorize Priority Income Fund, Inc. to make available on its website at www.priorityincomefund.com its shareholder reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any property or marketing updates, and to notify me via e-mail when such reports or updates are available in lieu of receiving paper documents. (You must provide an e-mail address if you choose this option.)

E-mail Address:

Complete this section if you qualify for a reduced sales charge with your purchase of Class R Shares. See prospectus for additional details.

Letter of Intent: You can reduce the sales charge you pay on your Class R shares by investing a certain amount over a 13-month period. Please indicate the amount you plan to invest in the next 13 months.

☐ $1,000,000 ☐ $2,500,000 ☐ $5,000,000 or more

Rights of Accumulation: If you already own Class R shares of the Fund, you may already be eligible for a reduced sales charge on your purchase. Please provide the account number(s) below to qualify (if eligible)

(6) DISTRIBUTIONS

(ONLY REQUIRED TO COMPLETE IF OPTING OUT OF DISTRIBUTION REINVESTMENT PLAN)

DO NOT COMPLETE THIS SECTION IF YOU WANT TO PARTICIPATE IN THE DISTRIBUTION REINVESTMENT PLAN FOR ALL SHARES HELD IN YOUR PRIORITY ACCOUNT.

All distributions, including all existing shares held in your Priority Account, will automatically be reinvested under the Distribution Reinvestment Plan at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date (see Prospectus for details) unless otherwise indicated below. To participate in the Distribution Reinvestment Plan, do not complete the following information.

Complete this section only to elect to receive distributions by check mailed to you, by check mailed to a third-party or alternate address, or by direct deposit.

Custodial accounts may not direct distributions to a party other than the Custodian address of record.
I hereby subscribe for shares of Priority Income Fund, Inc. and elect the distribution option indicated below for all shares in my Priority Account:

- ☐ Cash or wire directed to custodial held account
- ☐ Check mailed to the address of record
- ☐ Check mailed to third party/alternate address
- ☐ To direct distributions to a party other than the registered owner, please provide applicable information below.

Third Party/Alternate Address

Institution/Payee Name: ____________________

Account # ____________________ ABA# (ACH only): ____________________

Name on Account: ____________________

Street/P.O. Box: ____________________

City: __________ State: __________ Zip Code: __________

Please Attach Copy Of Voided Check To This Form If Funds Are To Be Sent To A Bank

* The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Attach check here or on a separate sheet

1025
$
DOLLARS

(7) SUBSCRIBER SIGNATURES

Substitute IRS Form W-9 Certification:

I (We) declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by the Company in connection with my (our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security number/taxpayer identification number field in section 5 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person (including a non-resident alien), and (4) the entity is exempt from FATCA reporting (if applicable).

NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

I understand that I will not be admitted as a stockholder until my investment has been accepted. Depositing of my check alone does not constitute acceptance. The acceptance process includes, but is not limited to, reviewing the Application for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA PATRIOT Act and depositing funds.

Priority Income Fund, Inc. is required by law to obtain, verify and record certain personal information from your or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also look to see other identifying documents. If you do not provide the information, Priority Income Fund, Inc. may not be able to open your account. By signing the Application, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order to induce Priority Income Fund, Inc. to accept this application, I hereby represent and warrant to you as follows:

ALL ITEMS MUST BE READ AND INITIALED	Owner	Joint Owner
(1) I have received the final Priority Income Fund, Inc. Prospectus.		
(2) I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.		
(3) I (we) represent that I am (we are) purchasing the shares for my (our) own account, or, if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), then I (we) represent that I (we) have due authority to execute the Application and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).		

We will deliver a confirmation of sale to you after your purchase is completed.

If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of Priority Income Fund, Inc., you agree that, if you fail to meet the suitability requirements for making an investment in shares or can no longer make the representations or warranties set forth in this Section 8, you are required to promptly notify Priority Income Fund, Inc. and your Broker-Dealer in writing.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF IRA OR QUALIFIED PLAN IS ADMINISTERED BY A THIRD PARTY.

All items on the Application must be completed in order for your application to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in Priority Income Fund, Inc.

Owner/Trustee Signature

Date

Printed Name

Date

Jt. Owner/Trustee

Signature Printed Name

(11) BROKER DEALER/ FINANCIAL ADVISOR OR REGISTERED INVESTMENT ADVISER (RIA) INFORMATION (All fields must be completed)

TO BE COMPLETED BY REGISTERED REPRESENTATIVE OR RIA

The Registered Representative or RIA must sign below to complete the Application. The Registered Representative or RIA warrants that they (i) are registered and/or properly licensed in the state in which the sales of the Shares to the investor executing this application has been made (ii) has reasonable grounds to believe this investment is suitable for the investor and (iii) have informed the investor of all pertinent facts with regard to the fundamental risks of the investment including aspects of liquidity and marketability of this investment.

Broker-Dealer or RIA Firm Name (Required):

Street Address (required):

City: State: Zip code:

Business Phone (Required): Fax:

Name of Registered Representative or Advisor (Required):

Representative Number:

Registered Representative or Advisor Mailing Address:

City: State: Zip code:

Business Phone (Required): Fax:

E-mail Address:

REGISTERED INVESTMENT ADVISOR (RIA) - NO SELLING COMMISSIONS ARE PAID ON THESE ACCOUNTS.

The Registered Representative or RIA confirms by his/her signature that he/she (i) is registered and/or properly licensed in the state in which the sales of the Shares to the investor executing this application has been made; (ii) has reasonable grounds to believe that the information and representations concerning the investor(s) identified herein are true, correct, and complete in all respects; (iii) has verified that the form of ownership selected is accurate and, if other than individual ownership, has verified that the individual executing on behalf of the investor(s) is properly authorized and identified; (iv) has discussed such investors' prospective purchase of shares with such investor(s); (v) has advised such investor(s) of all pertinent facts with regard to the liquidity and marketability of the shares; (vi) has delivered the Prospectus and related amendments and supplements, if any, to such investor(s); and (vii) has reasonable grounds to believe that the purchase of shares is a suitable investment for such investor(s), that such investor(s) meets the Suitability Standards applicable to such investor(s) set forth in the Prospectus (as amended or supplemented as of the date hereof), and that such investor(s) is in a financial position to enable such investor(s) to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The above-identified entity agrees to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor(s) for six years. The above-identified entity, acting in its capacity as agent, financial advisor or investor representative, has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and USA PATRIOT Act (Anti-Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

Signature(s) of Registered Representative(s) or Advisor(s) (Required) Date

Signature of Broker-Dealer or RIA (if required by Broker-Dealer) Date

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.
You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 35,121,591
Shares of Common Stock
of
_______________________________________________________________________________

PROSPECTUS
_______________________________________________________________________________

October 25, 2024
Preferred Capital Securities LLC

STATEMENT OF ADDITIONAL INFORMATION
OCTOBER 25, 2024
Priority Income Fund, Inc.
This STATEMENT OF ADDITIONAL INFORMATION, or SAI, is NOT A PROSPECTUS and should only be read in conjunction with our prospectus, dated October 25, 2024, relating to this offering and any accompanying prospectus supplement. A copy of the prospectus and any accompanying prospectus supplement may be obtained, without charge, by calling us at (212) 448-0702, or by visiting our website at www.priorityincomefund.com (which is not intended to be an active hyperlink).
Our prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, or the SEC. The registration statement may be obtained from the SEC via the SEC’s website at www.sec.gov, at no charge.
Unless otherwise noted, the terms “we,” “us,” “our,” and “Priority Income Fund” refer to Priority Income Fund, Inc. Terms not defined herein have the same meaning as given to them in the prospectus.

SAI-1

Page
TABLE OF CONTENTS	SAI-2
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	SAI-3
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS	SAI-5
REGULATION	SAI-8
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-12
FINANCIAL STATEMENTS	SAI-12

SAI-2

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We have entered into an Investment Advisory Agreement with our Adviser. Pursuant to the Investment Advisory Agreement, we will pay our Adviser a base management fee and an incentive fee, and will reimburse our Adviser for routine non-compensation overhead expenses, such as expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement, and other expenses. See “Investment Advisory Agreement” in the Prospectus for a description of how the fees payable to our Adviser will be determined.
We have also entered into an Administration Agreement with Prospect Administration. Pursuant to the Administration Agreement, we will reimburse Prospect Administration for administrative services provided to us and our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement. See “Administration Agreement” in the Prospectus for a description of our reimbursement obligation to Prospect Administration. In addition, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team.
Certain of the executive officers, directors and finance professionals of Prospect Capital Management, and Prospect Administration who perform services for us on behalf of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management entities (including Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc.). These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.
All transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.
We entered into a license agreement with our Adviser, pursuant to which our Adviser granted us a nonexclusive, royalty free license to use the name “Priority Income Fund, Inc.” Under this agreement, we have a right to use such name for so long as our Adviser remains our investment adviser. Other than with respect to this limited license, we have no legal right to our name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with our Adviser is in effect.
Allocation of our Adviser’s Time
We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Capital Management, Prospect Administration, Prospect Capital Corporation, and Prospect Floating Rate and Alternative Income Fund, Inc. Our Adviser and its personnel will devote only as much of its and their time to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Adviser, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.
However, Prospect Capital Management believes that our Adviser’s professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Prospect Capital Management-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our Adviser providing services to multiple programs. For example, our Adviser has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

SAI-3

Allocation of Investments
Concurrent with this offering, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Prospect Capital Management, which serves as the investment adviser to Prospect Capital Corporation and to Prospect Floating Rate and Alternative Income Fund, Inc. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, Target Securities and equity of portfolio companies. Prospect Floating Rate and Alternative Income Fund, Inc. is a business development company that invests primarily in syndicated senior secured first lien loans, syndicated senior second lien loans and, to a lesser extent, subordinated debt. As a result, we may compete with any such investment entity for the same investors and investment opportunities.
The Order grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc., where co-investing would otherwise be prohibited by the 1940 Act, subject to the conditions included therein.  Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed or owned by our Adviser or its affiliates has previously invested.
Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to Prospect Capital Corporation, Prospect Prospect Floating Rate and Alternative Income Fund, Inc. or another affiliate of our Adviser.
To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

SAI-4

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this SAI, information with respect to the beneficial ownership of our shares by:
•each person known to us to beneficially own more than 5% of the outstanding shares;
•each member of our Board of Directors and each executive officer; and
•all of the members of our Board of Directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise specified, the address of each beneficial owner is 10 East 40th Street, 42nd Floor, New York, New York 10016.

Shares Beneficially Owned as of the Date of This SAI
Name	Number of Shares of Common Stock	Number of Shares of Preferred Stock	Percentage	Percentage assuming maximum amount is purchased
5% or Greater Stockholders:
None		—	—	—
Interested Directors:
M. Grier Eliasek	—	—	—	—
Independent Directors:
Andrew C. Cooper	—	—	—	—
William J. Gremp	—	—	—	—
Eugene S. Stark	—	—	—	—
Executive Officers:		—
Kristin Van Dask	—	—	—	—
All officers and members of our Board of Directors as a group	—	—	—	—
_______________________________________________________________________________
The following table sets forth, as of the date of this SAI, the dollar range of our equity securities that are beneficially owned by each member of our Board of Directors, based on the current public offering price of our common stock of $11.25 per share (as of the date of this SAI, one of our directors owned shares of our Preferred Stock).

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)	Dollar Range of Equity Securities Beneficially Owned in Fund Complex
Interested Directors:
M. Grier Eliasek	None	Over $1,000,000
Independent Directors:
Andrew C. Cooper	None	None
William J. Gremp	None	Over $100,000
Eugene S. Stark	None	Over $100,000
_______________________________________________________________________________
(1)Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

SAI-5

The following table sets forth, as of the date of this SAI, the dollar range of our equity securities that are owned by each of our Adviser’s professionals, based on the current public offering price of our common stock of $11.25 per share.

Name of Professional	Dollar Range of Equity Securities(1)	Dollar Range of Equity Securities in Fund Complex
John F. Barry III(2)	$100,001 - $500,000	Over $1,000,000
Kristin Van Dask	None	$100,001 - $500,000
Colin McGinnis	None	$500,001 - $1,000,000
Ga’ash “Josh” Soffer	None	$1-$10,000
_______________________________________________________________________________
(1)The dollar ranges of equity securities are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.
(2)Mr. Barry may be deemed to share beneficial ownership with our Adviser by virtue of his control of Prospect Capital Management, which owns 50% of our Adviser.

SAI-6

PORTFOLIO MANAGEMENT

The following table describes other accounts managed by the Company's portfolio managers as of June 30, 2024:

		Other Accounts Managed		Other Accounts for which Advisory Fee is Based on Performance
Name	Account Type	Number of Accounts	Total Assets	Number of Accounts	Total Assets
John F. Barry III	Registered Investment Companies(1)	2	$ 7.9 billion	1	$ 7.9 billion
	Other Pooled Investment Vehicles	0	$—	0	$—
	Other Accounts	0	$—	0	$—
M. Grier Eliasek	Registered Investment Companies(1)	2	$ 7.9 billion	1	$ 7.9 billion
	Other Pooled Investment Vehicles	0	$—	0	$—
	Other Accounts	0	$—	0	$—
Ga’ash “Josh” Soffer(2)	Registered Investment Companies(1)	0	$—	0	$—
	Other Pooled Investment Vehicles	0	$—	0	$—
	Other Accounts	0	$—	0	$—
Colin McGinnis	Registered Investment Companies(1)	0	$—	0	$—
	Other Pooled Investment Vehicles	0	$—	0	$—
	Other Accounts	0	$—	0	$—

(1) Includes, for purposes of this table, closed-end funds that have elected to be regulated as business development companies.
(2) Information for Mr. Soffer is provided as of September 30, 2024.
Compensation

Prospect Capital Management’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a discretionary bonus. Discretionary bonus is based on individual seniority, contributions to Prospect Capital Management and performance of the client assets that the portfolio manager has primary responsibility for. The discretionary compensation is not based on a precise formula, benchmark or other metric. These compensation guidelines are structured to closely align the interests of employees with those of Prospect Capital Management and its clients.

SAI-7

REGULATION
We are a diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end investment company, we are subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the outstanding voting securities, we may not:
•change our classification to an open-end management investment company;
•except in each case in accordance with our policies with respect thereto set forth in this SAI and the Prospectus, borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons;
•deviate from any policy in respect of concentration of investments in any particular industry or group of industries as recited in this SAI and the Prospectus, deviate from any investment policy which is changeable only if authorized by stockholder vote under the 1940 Act, or deviate from any fundamental policy recited in its registration statement in accordance with the requirements of the 1940 Act; or
•change the nature of our business so as to cease to be an investment company.
A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.
As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the SEC.
As a registered closed-end management investment company, we are generally required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, we are generally required to meet an asset coverage ratio with respect to our outstanding preferred stock, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, of at least 200% immediately after each issuance of such preferred stock. We are also prohibited from issuing or selling any senior security if, immediately after such issuance, we would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is stock, except that in each case any such class of indebtedness or stock may be issued in one or more series.
We are generally not able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.
We may borrow funds to make investments. If there is an appropriate opportunity to do so, we intend to issue additional shares of preferred stock in one or more series and in one or more offerings in the next 12 months following the completion of this offering. Each series of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends, if any, thereon will be cumulative. While we have no immediate plans to issue debt securities or borrow money from a bank or other financial institution, it is possible that we will do so if an appropriate opportunity arises. Although we do not expect to do so, we may also borrow funds, consistent with the limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.
As a registered closed-end management investment company, we are subject to certain risks and uncertainties. See “Risk Factors—Risks Related to Our Business and Structure—Regulations governing our operation as registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered
SAI-8

closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage ” in the Prospectus.
Fundamental Investment Policies
The restrictions identified as fundamental below, along with our investment objective, are our only fundamental policies. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act.
As a matter of fundamental policy, we will not: (1) act as an underwriter of securities of other issuers (except to the extent that we may be deemed an “underwriter” of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public); (2) purchase or sell real estate or interests in real estate or real estate investment trusts (except that we may (A) purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments, or in connection with foreclosure on collateral, or (B) own the securities of companies that are in the business of buying, selling or developing real estate); (3) sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio); (4) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or (5) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with interest rate fluctuations), and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained.
We may make loans to the fullest extent permitted by applicable law, including the 1940 Act. As a matter of fundamental policy, we will not concentrate our investments in a particular industry or group of industries. We were previously registered as a non-diversified investment company under the 1940 Act. Pursuant to current positions of the SEC staff, our classification has changed from non-diversified to diversified, and we will not be able to become non-diversified unless we seek and obtain stockholder approval. Accordingly, we may not make any investment inconsistent with our classification as a diversified investment company under the 1940 Act. We may invest up to 100% of our assets in Target Securities, which may be acquired directly in privately negotiated transactions or in secondary market purchases. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained.
We will be subject to certain regulatory restrictions in making our investments. We have received the Order from the SEC granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Prospect Floating Rate and Alternative Income Fund, Inc., where co-investing would otherwise be prohibited under the 1940 Act, subject to conditions therein. We may only co-invest with other funds managed or owned by our Adviser or certain of its affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions—Allocation of Investments” in the statement of additional information.
We may borrow money or issue senior securities up to the maximum amount permitted by the 1940 Act. See “—Senior Securities” below.
Temporary Investments
Pending investment in portfolio securities consistent with our investment objective and strategies described in the Prospectus, our investments may consist of cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements, or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
Senior Securities
We are permitted, under specified conditions, to issue one class of indebtedness and one class of stock senior to our common stock if our asset coverage with respect thereto, as defined in the 1940 Act, is at least equal to 300% immediately after
SAI-9

such issuance of senior securities representing indebtedness, and 200% immediately after each issuance of senior securities which are stock. We are also permitted to issue promissory notes or other evidences of indebtedness in consideration of a loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, provided that our asset coverage with respect to our outstanding senior securities representing indebtedness is at least equal to 300% immediately thereafter. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our gross assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors—Risks Related to Our Capital Structure and Leverage” in the Prospectus.
Code of Ethics
We and our Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the codes’ requirements. We have attached our code of ethics as an exhibit to the registration statement of which the Prospectus is a part. Our code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.
Compliance Policies and Procedures
We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set forth below. The guidelines are reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.
Introduction
As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.
These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.
Proxy Policies
Our Adviser will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.
The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities (i) without charge, upon request, by calling collect (212) 448-0702; (ii) on our website at priorityincomefund.com; and (iii) on the SEC’s website at http://www.sec.gov.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act.
SAI-10

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

SAI-11

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

FINANCIAL STATEMENTS

The financial statements and the reports thereon from Deloitte & Touche LLP, our current independent auditor and BDO USA P.C., our prior independent public accounting firm, contained in the Company’s annual report dated June 30, 2024, are incorporated by reference in this Statement of Additional Information. The Company’s annual report and semi-annual report are available upon request, without charge, by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.priorityincomefund.com (which is not intended to be an active hyperlink).

SAI-12

PART C

Other Information

Item 25.  Financial Statements and Exhibits

(1)    Financial Statements

Part A: Financial Highlights and Senior Securities.

Part B: Incorporated by reference to the Company’s annual report for the period ended June 30, 2024 filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended.

(2)    Exhibits

(a)(1)	Form of Second Articles of Amendment and Restatement of the Registrant(2)
(a)(2)	Form of Articles of Amendment of the Registrant(3)
(a)(3)
Articles Supplementary and Appendix A to the Article Supplementary establishing and fixing the rights of the 6.375% Series A Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on June 27, 2018)

(a)(4)	Appendix B to the Articles Supplementary establishing and fixing the rights of the 6.25% Series B Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on October 18, 2018)
(a)(5)	Appendix C to the Articles Supplementary establishing and fixing the rights of the 6.625% Series C Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on February 21, 2019)
(a)(6)	Appendix D to the Articles Supplementary establishing and fixing the rights of the 7.000% Series D Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on April 17, 2019)
(a)(7)
Appendix E to the Articles Supplementary establishing and fixing the rights of the 6.375% Series E Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on October 4, 2019 as Appendix E to Schedule A)

(a)(8)
Appendix F to the Articles Supplementary establishing and fixing the rights of the 6.625% Series F Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on February 21, 2020 as Appendix F to Schedule A)

(a)(9)
Appendix G to the Articles Supplementary establishing and fixing the rights of the 6.250% Series G Term Preferred Stock (included in the prospectus filed pursuant to Rule 424(b)(1) on March 17, 2021 as Appendix G to Schedule A)

(a)(10)
Appendix H to the Articles Supplementary establishing and fixing the rights of the 6.000% Series H Term Preferred Stock (included in the prospectus filed pursuant to Rule 424(b)(1) on May 4, 2021 as Appendix H to Schedule A)

(a)(11)
Appendix I to the Articles Supplementary establishing and fixing the rights of the 6.125% Series I Term Preferred Stock (included in the prospectus filed pursuant to Rule 424(b)(1) on June 16, 2021 as Appendix I to Schedule A)

(a)(12)
Appendix J to the Articles Supplementary establishing and fixing the rights of the 6.000% Series J Term Preferred Stock (included in the prospectus filed pursuant to Rule 424(b)(1) on August 6, 2021 as Appendix J to Schedule A)

(a)(13)
Appendix K to the Articles Supplementary establishing and fixing the rights of the 7.000% Series K Cumulative Preferred Stock (included in the prospectus filed pursuant to Rule 424(b)(1) on October 5, 2021 as Appendix K to Schedule A)

(a)(14)
Appendix L to the Articles Supplementary establishing and fixing the rights of the 6.375% Series L Term Preferred Stock (included in the prospectus filed pursuant to Rule 424(b)(1) on February 23, 2022 as Appendix L to Schedule A)

(a)(15)	Articles Supplementary increasing the number of authorized shares of Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on April 17, 2019)
(a)(16)	Articles Supplementary increasing the number of authorized shares of Series A, Series B, and Series C Term Preferred Stock (included in the prospectus filed pursuant to Rule 497 on April 17, 2019)
(a)(17)	Articles Supplementary increasing the number of authorized shares of Term Preferred Stock. (19)
(b)	Second Amended and Restated Bylaws of the Registrant(8)
(d)(1)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference)
(d)(2)	Specimen Series A Term Preferred Stock Certificate(9)
SAI-13

(d)(3)	Specimen Series B Term Preferred Stock Certificate(10)
(d)(4)	Specimen Series C Term Preferred Stock Certificate(11)
(d)(5)	Specimen Series D Term Preferred Stock Certificate(12)
(d)(6)	Specimen Series E Term Preferred Stock Certificate(13)
(d)(7)	Specimen Series F Term Preferred Stock Certificate(14)
(d)(8)	Specimen Series G Term Preferred Stock Certificate (15)
(d)(9)	Specimen Series H Term Preferred Stock Certificate (16)
(d)(10)	Specimen Series I Term Preferred Stock Certificate (17)
(d)(11)	Specimen Series J Term Preferred Stock Certificate (18)
(d)(12)	Specimen Series K Cumulative Preferred Stock Certificate (21)
(d)(13)	Specimen Series L Term Preferred Stock Certificate (22)
(e)	Amended and Restated Distribution Reinvestment Plan of the Registrant (23)
(g)	Form of Investment Advisory Agreement by and between the Registrant and Priority Senior Secured Income Management, LLC(13)
(h)(1)	Form of Dealer Manager Agreement between the Registrant and Preferred Capital Securities, LLC (27)
(h)(2)	Form of Selected Dealer Agreement (included as Exhibit A to the Form of Dealer Manager Agreement between the Registrant and Preferred Capital Securities, LLC) (27)
(j)	Custody Agreement(1)
(k)(1)	Form of Administration Agreement by and between the Registrant and Prospect Administration LLC(1)
(k)(2)	Form of Trademark License Agreement by and between the Registrant and Priority Senior Secured Income Management, LLC(4)
(k)(3)	Third Amended and Restated Expense Support and Conditional Reimbursement Agreement by and between the Registrant and Priority Senior Secured Income Management, LLC(7)
(k)(4)	Form of Deferral of Certain Expense Reimbursement Payments letter, dated January 8, 2014, between the Registrant and Priority Senior Secured Income Management, LLC(6)
(k)(5)	Agreement and Plan of Merger, dated December 31, 2018, between the Registrant and Stira Alcentra Global Credit Fund (20)
(l)	Opinion of Venable LLP, as special Maryland counsel for the Registrant (28)
(n)(1)	Consent of Dechert LLP*
(n)(2)	Consent of BDO USA, P.C.*
(n)(3)	Consent of Deloitte & Touche LLP*
(n)(4)	Power of Attorney(25)
(r)	Code of Ethics(24)
(s)	Calculation of Filing Fees Table(26)

(1)	Incorporated by reference to Exhibits (e), (j), and (k)(1) to Registrant’s Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-182941 and 811-22725) filed on November 13, 2012.
(2)	Incorporated by reference to Exhibit (a) to Registrant’s Form N-2 Pre-Effective Amendment No. 3 (File Nos. 333-182941 and 811-22725) filed on February 15, 2013.
(3)	Incorporated by reference to Exhibit (a) to Registrant’s Form N-2 Post-Effective Amendment No. 5 (File Nos. 333-182941 and 811-22725) filed on October 27, 2014.
(4)	Incorporated by reference to Exhibit (k)(4) to Registrant’s Form N-2 Post-Effective Amendment No. 6 (File Nos. 333-182941 and 811-22725) filed on December 18, 2014.
(5)	Incorporated by reference to Exhibit (r) to Registrant’s Form N-2 Post-Effective Amendment No. 7 (File Nos. 333-182941 and 811-22725) filed on September 2, 2015.
(6)	Incorporated by reference to Exhibit (k)(7) to Registrant’s Form N-2 Post-Effective Amendment No. 9 (File Nos. 333-182941 and 811-22725) filed on October 21, 2015.
(7)	Incorporated by reference to Exhibit (k)(7) to Registrant’s Form N-2 Post-Effective Amendment No. 11 (File Nos. 333-182941 and 811-22725) filed on March 31, 2016.
(8)	Incorporated by reference to Exhibit (b) to Registrant’s Form N-2 Post-Effective Amendment No. 4 (File Nos. 333-213498 and 811-22825) Filed on April 26, 2018.
(9)	Incorporated by reference to Exhibit (d)(2) to Registrant’s Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-221434 and 811-22725) filed on June 22, 2018.
(10)	Incorporated by reference to Exhibit (d)(3) to Registrant’s Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-226876 and 811-22725) filed on October 16, 2018.
(11)	Incorporated by reference to Exhibit (d)(4) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-228334 and 811-22725) filed on February 13, 2019.
(12)	Incorporated by reference to Exhibit (d)(5) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-229007 and 811-22725) filed on April 26, 2019.
(13)	Incorporated by reference to Exhibits (d)(6) and (g) to Registrant’s Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-229007 and 811-22725) filed on September 27, 2019.
(14)	Incorporated by reference to Exhibit (d)(7) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-234289 and 811-22725) filed on February 14, 2020).
(15)	Incorporated by reference to Exhibit (d)(8) to Registrant’s Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-237329 and 811-22725) filed on March 11, 2021.
(16)	Incorporated by reference to Exhibit (d)(9) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-254804 and 811-22725) filed on April 29, 2021.
(17)	Incorporated by reference to Exhibit (d)(10) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-256184 and 811-22725) filed on June 9, 2021.
(18)	Incorporated by reference to Exhibit (d)(11) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-257702 and 811-22725) filed on July 28, 2021.
(19)	Incorporated by reference to Registrant’s Form N-2 (File Nos. 333-254804 and 811-22725) filed on March 26, 2021.
(20)	Incorporated by reference to Registrant’s Form N-14 Registration Statement (File No. 333-229041) filed on December 27, 2018.
(21)	Incorporated by reference to Exhibit (d)(12) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-259310 and 811-22725) filed on October 4, 2021.
(22)	Incorporated by reference to Exhibit (d)(13) to Registrant’s Form N-2 Pre-Effective Amendment No. 3 (File Nos. 333-259310 and 811-22725) filed on February 14, 2022.
(23)	Incorporated by reference to Exhibit (e) to Registrant’s Form N-2 Post-Effective Amendment No. 1 (File Nos. 333-268702 and 811-22725) filed on October 2, 2023.
(24)	Incorporated by reference to Exhibit (r) to Registrant’s Form N-2 Post-Effective Amendment No. 5 (File Nos. 333-235356 and 811-22725) filed on October 28, 2022.
(25)	Incorporated by reference to Exhibit (n)(3) to Registrant’s Form N-2 (File Nos. 333-268702 and 811-22725) filed on December 7, 2022.
(26)	Incorporated by reference to Exhibit (s) to Registrant’s Form N-2 (File Nos. 333-268702 and 811-22725) filed on December 7, 2022.
(27)	Incorporated by reference to Exhibits (h)(1) and (h)(2) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-268702 and 811-22725) filed on February 14, 2023.
(28)	Incorporated by reference to Exhibit (l) to Registrant’s Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-268702 and 811-22725) filed on February 14, 2023.
*	Filed herewith.

Item 26.  Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.  Other Expenses of Issuance and Distribution

SEC registration fee	$182,800
FINRA filing fee	$200,000
Advertising and sales literature	$4,800,000
Accounting fees and expenses	$1,500,000
Legal fees and expenses	$1,500,000
Due Diligence expenses	$1,560,000
Printing and engraving	$260,000
Seminars	$265,000
Transfer Agent fees	$2,000,000
Miscellaneous fees and expenses	$3,500,000
Total	$15,767,800

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.  Persons Controlled by or Under Common Control

See “Management” in the Prospectus and “Certain Relationships and Related Party Transactions” in the Statement of Additional Information contained herein.

Item 29.  Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital shares at October 24, 2024.

Title of Class	Number of Record Holders
Shares of common stock	13,129

Item 30.  Indemnification

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law and the Registrant’s charter and bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended, or the “1940 Act.”

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Priority Senior Secured Income Management, LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the “Securities Act,” may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act.

Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.  Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory Agreement.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77270), and is incorporated herein by reference.

Item 32.  Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)    the Registrant, Priority Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016;

(2)    the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105;

(3)    the Custodian, U.S. Bank National Association, 1719 Range Way, Florence, South Carolina 29501;

(4)    the Adviser, Priority Senior Secured Income Management, LLC, 10 East 40th Street, 42nd Floor, New York, New York 10016; and

(5)    the Administrator, Prospect Administration LLC, 10 East 40th Street, 42nd Floor, New York, New York 10016.

Item 33.  Management Services

Not Applicable.

Item 34.  Undertakings

1.	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus
2.	Not Applicable.
3.	The Registrant undertakes:
(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) If the Registrant is relying on Rule 430B [17 CFR 230.430B]: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes that:
(a)	for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(b)	for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not Applicable.
6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) and the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 25, 2024.

Priority Income Fund, Inc.

By	/s/ M. GRIER ELIASEK
	Name:	M. Grier Eliasek
	Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ M. GRIER ELIASEK	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	October 25, 2024
M. Grier Eliasek

	/s/ KRISTIN VAN DASK	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 25, 2024
Kristin Van Dask

	/s/ ANDREW C. COOPER*	Director	October 25, 2024
Andrew C. Cooper

	/s/ WILLIAM J. GREMP*	Director	October 25, 2024
William J. Gremp

	/s/ EUGENE S. STARK*	Director	October 25, 2024
Eugene S. Stark

*By:	/s/ M. GRIER ELIASEK
as Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
(n)(1)	Consent of Dechert LLP
(n)(2)	Consent of BDO USA, P.C.
(n)(3)	Consent of Deloitte & Touche LLP